D90/COMP SEC/CW
18 October 2006




Alliance
Boots

Alliance Boots Plc
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
Christine.wells@boots-plc.com

The Securities & Exchange Commission
Office of International & Corporate Finance
Division of Washington
D.C. 20549
USA

SUPPL

06017916

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 1st June to the 30th June 2006 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC from 1st June 2006 to the 30th June 2006.

- 280 Announcements as enclosed

Documents filed by Boots Group PLC with the Registrar of Companies from 1st – 30th June 2006

- Location of Register of Members (non-legible)

Would you please confirm receipt of the information submitted to you by emailing me as follows: christine.wells@boots-plc.com

Should there be any queries, do not hesitate to contact me.

PROCESSED
NOV 02 2006
THOMSON
FINANCIAL

Yours faithfully

CHRIS WELLS
Company Secretarial Assistant

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West
Nottingham NG2 3AA
Tel: 0115 950 6111
www.boots-plc.com




Time is precious

If some industries are already saving as much as 50% on their energy bills, imagine how green entire cities could be.

bp

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Market news search options

Name/code Boots
Index FTSE 100
Industry sector General Retailers
Headline type Select
Released Select
Date from 1 Jun 2006
to 1 Jun 2006
News source All / **Regulatory** (selected) / RNS Reach / AFX UK Focus / Webcasts

Search

RECEIVED
2006 OCT 26 A 9:43

Your search returned 12 news announcements

Page 1 of 2

Time/Date	Code	Name	Headline
17:29 01-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
16:49 01-Jun-06		Goldman Sachs Asset Management Intl	Rule 8.3- Alliance Unichem
16:20 01-Jun-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
15:45 01-Jun-06	SDR	Schroders PLC	Rule 8.3- (Boots Group Plc)
15:38 01-Jun-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
14:30 01-Jun-06	BARC	Barclays PLC	Rule 8.3 - BOOTS GROUP PLC
14:19 01-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:05 01-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
12:00 01-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
11:21 01-Jun-06	TTP	Merrill Lynch International	EPT Disclosure

Page 1 of 2

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company



Home | Investor Centre | Products & Services | About the Exchange | Investor Relations | EDX London | Proc sele

London STOCK EXCHANGE

The Latest Annual Reports...

Prices | Market news | Education | Tools | Investment news | Portfolio | Company Profile | Exchange Insight

Market news
News sources

Meeting finished early

Then take off early

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Site sear

Sponsored

Market news search options

Name/code	boots
Index	FTSE 100
Industry sector	General Retailers
Headline type	Select
Released ○	Select
Date from ⦿	1 Jun 2006
to	1 Jun 2006

News source ○ All ⦿ Regulatory ○ RNS Reach ○ AFX UK Focus ○ Webcasts

Search

Links
- News s explained
- Regula explained
- About I
- Corpor

Your search returned 12 news announcements

Page 2 of 2

Time/Date	Code	Name	Headline
✓ 10:55 01-Jun-06	TTP	GoldmanSachs International	EPT Disclosure
✓ 10:34 01-Jun-06		Legal & General Investment Mgmnt Ld	Rule 8.3-Boots Group Plc

Page 2 of 2

The Latest Annual Reports...



there are many REASONS to INVEST

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Market news search options

Name/code	Boots
Index	FTSE 100
Industry sector	General Retailers
Headline type	Select
Released ○	Select
Date from ◉	2 Jun 2006
to	2 Jun 2006
News source	○ All ◉ Regulatory ○ RNS Reach ○ AFX UK Focus ○ Webcasts

Search

Links
News sou
Regulato
About RN
Corporat

Your search returned 10 news announcements

Time/Date	Code	Name	Headline
16:58 02-Jun-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
15:10 02-Jun-06	SDR	Schroders PLC	Rule 8.3- (Boots Group Plc)
14:44 02-Jun-06	BARC	Barclays PLC	Rule 8.3 - BOOTS GROUP PLC
14:12 02-Jun-06	TTP	GoldmanSachs International	EPT Disclosure
12:42 02-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
12:27 02-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
12:08 02-Jun-06	AV.	Aviva PLC	Rule 8.3- Boots Group PLC
12:01 02-Jun-06	TTP	Merrill Lynch International	EPT Disclosure
11:46 02-Jun-06		Credit Suisse Asset Management Ltd	Rule 8.3- Boots Group PLC
10:53 02-Jun-06		M&G Inv Management Ltd	Rule 8.3 - Boots Group Plc

Icon Key

- Share price performance chart
- Webcast available for this company
- Free annual report available for this company

London STOCK EXCHANGE

Exploring new ways to find oil.

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Market news search options

Name/code Boots

Index FTSE 100

Industry sector General Retailers

Headline type Select

Released ◯ Select

Date from ◉ 5 Jun 2006

to 5 Jun 2006

News source ◯ All ◉ Regulatory ◯ RNS Reach ◯ AFX UK Focus ◯ Webcasts

Search

Links
News sou
Regulato
About RN
Corporate

Your search returned 14 news announcements

Page 2 of 2

Time/Date	Code	Name	Headline
11:21 05-Jun-06	TTP	GoldmanSachs International	EPT Disclosure
11:14 05-Jun-06		Legal & General Investment Mgmnt Ld	Rule 8.3-Boots Group Plc
07:00 05-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
07:00 05-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure

Page 2 of 2

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

©2006 London Stock Exchange plc. All rights reserved

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Market news search options

Name/code Boots

Index FTSE 100

Industry sector General Retailers

Headline type Select

Released ◯ Select

Date from ◉ 5 Jun 2006

to 5 Jun 2006

News source ◯ All ◉ Regulatory ◯ RNS Reach ◯ AFX UK Focus ◯ Webcasts

Search

Links
News sou
Regulato
About RN
Corporate

Your search returned 14 news announcements

Page 1 of 2

Time/Date	Code	Name	Headline
16:36 05-Jun-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
15:40 05-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
14:49 05-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
14:41 05-Jun-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
14:28 05-Jun-06	BARC	Barclays PLC	Rule 8.3 - BOOTS GROUP PLC
14:13 05-Jun-06		Mondrian Investment Partners Ltd	Rule 8.3- Boots Group Plc
14:01 05-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:15 05-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
11:42 05-Jun-06	TTP	Merrill Lynch International	EPT Disclosure
11:36 05-Jun-06		Goldman Sachs Asset Management LP	Rule 8.3- (Boots)

Page 1 of 2

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company



London STOCK EXCHANGE

Equity trading. Savin
Equity ISA's. Investm
Share plan services.

Market news
News sources

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Site search:

Sponsored By

You are log
Christine W

My

Market news search options

Name/code Boots Group plc

Index FTSE 100

Industry sector General Retailers

Headline type Select

Released ○ Select

Date from ◉ 6 Jun 2006

to 6 Jun 2006

News source ○ All ◉ Regulatory ○ RNS Reach ○ AFX UK Focus ○ Webcasts

Search

Links
News sou
Regulato
About RN
Corporat

Your search returned 14 news announcements

Page 1 of 2

Time/Date	Code	Name	Headline
16:59 06-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure - Amendment
15:43 06-Jun-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
13:52 06-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
13:28 06-Jun-06		Goldman Sachs Asset Management LP	Rule 8.3- Boots Group
12:53 06-Jun-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
12:49 06-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:47 06-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:35 06-Jun-06		Goldman Sachs Asset Management Intl	Rule 8.3- Alliance Unichem
12:12 06-Jun-06		Newton Investment Management Ltd	Rule 8.3- Boots Group
12:04 06-Jun-06	TTP	GoldmanSachs International	EPT Disclosure

Page 1 of 2

Icon Key

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Boots Group plc

Index: FTSE 100

Industry sector: General Retailers

Headline type: Select

Released: Select

Date from: 6 Jun 2006

to: 6 Jun 2006

News source: All / Regulatory (selected) / RNS Reach / AFX UK Focus / Webcasts

Search

Links

News sou

Regulato

About RN

Corporate

Your search returned 14 news announcements

Page 2 of 2

Time/Date	Code	Name	Headline
11:46 06-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
11:26 06-Jun-06	TTP	Merrill Lynch International	EPT Disclosure
07:01 06-Jun-06	AUN	Alliance UniChem PLC	Merger Update
07:01 06-Jun-06	BOOT	Boots Group PLC	Merger Update

Page 2 of 2

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

©2006 London Stock Exchange plc. All rights reserved



The Latest Annual Reports...



Site search:

Sponsored By

You are log
Christine W

My

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Boots Group plc
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
Released ◯ Select
Date from ◉ 7 Jun 2006
to 7 Jun 2006
News source: ◯ All ◉ Regulatory ◯ RNS Reach ◯ AFX UK Focus ◯ Webcasts

Search

Links
- News sou
- Regulato
- About RN
- Corporat

Your search returned 14 news announcements

Page 2 of 2

Time/Date	Code	Name	Headline
12:04 07-Jun-06	TTP	Merrill Lynch International	EPT Disclosure
11:41 07-Jun-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
11:34 07-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
11:04 07-Jun-06		Legal & General Investment Mgmnt Ld	Rule 8.3- Boots Group Plc

Page 2 of 2

Icon Key

- Share price performance chart
- Webcast available for this company
- Free annual report available for this company

©2006 London Stock Exchange plc. All rights reserved

Market news

News sources

Site search:

Sponsored By

You are logg
Christine W

My

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Boots Group plc

Index: FTSE 100

Industry sector: General Retailers

Headline type: Select

Released: Select

Date from: 7 Jun 2006

to: 7 Jun 2006

News source: All / Regulatory (selected) / RNS Reach / AFX UK Focus / Webcasts

Search

Links

News sou
Regulato
About RN
Corporat



there are many REASONS to INVEST

Your search returned 14 news announcements

Page 1 of 2

Time/Date	Code	Name	Headline
17:14 07-Jun-06		Silchester International Inv.Ld	Rule 8.3- Boots Group PLC
14:55 07-Jun-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
14:55 07-Jun-06		Goldman Sachs Asset Management Intl	Rule 8.3- Alliance Unichem
14:53 07-Jun-06		Goldman Sachs Asset Management LP	Rule 8.3- Boots Group
12:45 07-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:41 07-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:35 07-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
12:29 07-Jun-06	97HF	DresKleinWass. Grp Ld	Rule 8.3 - Boots Group Plc
12:16 07-Jun-06	TTP	GoldmanSachs International	EPT Disclosure
12:14 07-Jun-06		Newton Investment Management Ltd	Rule 8.3- (Boots Group)

Page 1 of 2

Icon Key


London
STOCK EXCHANGE



Site search:

Sponsored By

You are log
Christine W

My

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Boots Group plc

Index: FTSE 100

Industry sector: General Retailers

Headline type: Select

Released ◯ Select

Date from ◉ 8 Jun 2006

to 8 Jun 2006

News source: ◯ All ◉ Regulatory ◯ RNS Reach ◯ AFX UK Focus ◯ Webcasts

Search

Links

- News sou
- Regulato
- About RN
- Corporat

Your search returned 9 news announcements

Time/Date	Code	Name	Headline
15:37 08-Jun-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
15:25 08-Jun-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
14:34 08-Jun-06		Goldman Sachs Asset Management LP	Rule 8.3- (Boots Group Plc)
14:31 08-Jun-06		Goldman Sachs Asset Management Intl	Rule 8.3- (Boots Group Plc)
14:20 08-Jun-06	TTP	GoldmanSachs International	EPT Disclosure-Amendment
14:17 08-Jun-06	TTP	GoldmanSachs International	EPT Disclosure
12:21 08-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
12:02 08-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
11:28 08-Jun-06	TTP	Merrill Lynch International	EPT Disclosure

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Boots Group plc
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
Released: Select
Date from: 9 Jun 2006
to: 9 Jun 2006
News source: All / Regulatory (selected) / RNS Reach / AFX UK Focus / Webcasts

Search

Links
News sou
Regulato
About RN
Corporat

there are many REASONS to INVEST

Your search returned 15 news announcements

Page 2 of 2

Time/Date	Code	Name	Headline
11:36 09-Jun-06		Legal & General Investment Mgmnt Ld	Rule 8.3- Boots Group Plc
11:18 09-Jun-06	BOOT	Boots Group PLC	Director/PDMR Shareholding
08:12 09-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
07:00 09-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
07:00 09-Jun-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC

Page 2 of 2

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company


London
STOCK EXCHANGE

The Latest Annual Reports...



there are many REASONS to INVEST

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Boots Group plc
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
Released ◯ Select
Date from ◉ 9 Jun 2006
to 9 Jun 2006
News source: ◯ All ◉ Regulatory ◯ RNS Reach ◯ AFX UK Focus ◯ Webcasts

Search

Links
News sou
Regulato
About RN
Corporat

Your search returned 15 news announcements

Page 1 of 2

Time/Date	Code	Name	Headline
16:21 09-Jun-06	TTP	GoldmanSachs International	EPT Disclosure - Amendment
14:51 09-Jun-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
14:21 09-Jun-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
13:27 09-Jun-06		Goldman Sachs Asset Management LP	Rule 8.3- (Boots Group Plc)
12:39 09-Jun-06	TTP	Merrill Lynch International	EPT Disclosure
12:27 09-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:25 09-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:54 09-Jun-06	TTP	GoldmanSachs International	EPT Disclosure
11:46 09-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
11:44 09-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure

Page 1 of 2

Icon Key



Market news
News sources

Site search:
Sponsored By
You are log
Christine W
My

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code Boots Group plc
Index FTSE 100
Industry sector General Retailers
Headline type Select
Released Select
Date from 12 Jun 2006
to 12 Jun 2006
News source All / Regulatory / RNS Reach / AFX UK Focus / Webcasts

Search

Links
News so
Regulato
About RN
Corporat

Your search returned 13 news announcements

Page 1 of 2

Time/Date	Code	Name	Headline
17:47 12-Jun-06	FRK	Franklin Resources Inc	Rule 8.3 - Boots Group PLC
15:23 12-Jun-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
14:56 12-Jun-06		Goldman Sachs Asset Management LP	Rule 8.3- Boots Group Plc
13:48 12-Jun-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:21 12-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:19 12-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:59 12-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
11:50 12-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
11:46 12-Jun-06	AV.	Aviva PLC	Rule 8.3- Boots Group plc
11:18 12-Jun-06	TTP	Merrill Lynch International	EPT Disclosure

Page 1 of 2

Icon Key

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Boots Group plc

Index: FTSE 100

Industry sector: General Retailers

Headline type: Select

Released ○ Select

Date from ◉ 12 Jun 2006

to 12 Jun 2006

News source: ○ All ◉ Regulatory ○ RNS Reach ○ AFX UK Focus ○ Webcasts

Search

Links

News so
Regulato
About RN
Corporat

Your search returned 13 news announcements

Page 2 of 2

Time/Date	Code	Name	Headline
10:21 12-Jun-06		Silchester International Inv.Ld	Rule 8.3 BOOTS plc
10:07 12-Jun-06	TTP	GoldmanSachs International	EPT Disclosure
07:00 12-Jun-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Grp PLC

Page 2 of 2

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

©2006 London Stock Exchange plc. All rights reserved

Site search:

Sponsored By

You are log
Christine W

My

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Boots Group plc

Index: FTSE 100

Industry sector: General Retailers

Headline type: Select

Released: Select

Date from: 13 Jun 2006

to: 13 Jun 2006

News source: All | Regulatory | RNS Reach | AFX UK Focus | Webcasts

Search

Links
- News sou
- Regulato
- About RN
- Corporat

Your search returned 11 news announcements

Page 1 of 2

Time/Date	Code	Name	Headline
17:00 13-Jun-06		Silchester International Inv.Ld	Rule 8.3- BOOTS plc
14:50 13-Jun-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
14:02 13-Jun-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:29 13-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:28 13-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:17 13-Jun-06	TTP	GoldmanSachs International	EPT Disclosure
12:15 13-Jun-06	TTP	GoldmanSachs International	EPT Disclosure
12:09 13-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
12:07 13-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
11:48 13-Jun-06	TTP	Merrill Lynch International	EPT Disclosure

Page 1 of 2

Icon Key

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Boots Group plc

Index: FTSE 100

Industry sector: General Retailers

Headline type: Select

Released: Select

Date from: 13 Jun 2006

to: 13 Jun 2006

News source: All / Regulatory (selected) / RNS Reach / AFX UK Focus / Webcasts

Search

Links
News sou
Regulato
About RN
Corporat

Your search returned 11 news announcements

Page 2 of 2

Time/Date	Code	Name	Headline
11:01 13-Jun-06		Silchester International Inv.Ld	Rule 8.3- BOOTS plc

Page 2 of 2

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

©2006 London Stock Exchange plc. All rights reserved



London STOCK EXCHANGE

Equity trading. Savin
Equity ISA's. Investm
Share plan services.

Market news
News sources

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Site search:

Sponsored By

You are log
Christine W

My

Market news search options

Name/code: Boots group plc
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
Released: Select
Date from: 14 Jun 2006
to: 14 Jun 2006
News source: All / Regulatory (selected) / RNS Reach / AFX UK Focus / Webcasts

Search

Links
News sou
Regulato
About RN
Corporate

Your search returned 15 news announcements

Page 1 of 2

Time/Date	Code	Name	Headline
15:25 14-Jun-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
15:17 14-Jun-06	BOOT	Boots Group PLC	Director/PDMR Shareholding
13:11 14-Jun-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:26 14-Jun-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
12:13 14-Jun-06		Mondrian Investment Partners Ltd	Rule 8.3- Boots Group Plc
12:06 14-Jun-06	TTP	Merrill Lynch International	EPT Disclosure
12:03 14-Jun-06		Goldman Sachs Asset Management LP	Rule 8.3- (Boots)
12:01 14-Jun-06		Goldman Sachs Asset Management Intl	Rule 8.3- (Boots)
11:58 14-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
11:51 14-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure

Page 1 of 2

Icon Key

London STOCK EXCHANGE



Time is precious

Site search:

Sponsored By

You are logg
Christine W

My

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Boots Group plc
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
Released ○ Select
Date from ◉ 14 Jun 2006
to 14 Jun 2006
News source: ○ All ◉ Regulatory ○ RNS Reach ○ AFX UK Focus ○ Webcasts

Search

Links
- News sou
- Regulato
- About RN
- Corporate

Your search returned 15 news announcements

Page 2 of 2

Time/Date	Code	Name	Headline
11:22 14-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:19 14-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
10:48 14-Jun-06		M&G Inv Management Ltd	Rule 8.3 - Boots Group Plc
10:41 14-Jun-06		Legal & General Investment Mgmnt Ld	Rule 8.3-Boots Group Plc
10:22 14-Jun-06	TTP	GoldmanSachs International	EPT Disclosure

Page 2 of 2

Icon Key

- Share price performance chart
- Webcast available for this company
- Free annual report available for this company

©2006 London Stock Exchange plc. All rights reserved


London
STOCK EXCHANGE

Looking to build reliable,



Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

there are many REASONS to INVEST

Market news search options

Name/code: Boots group plc
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
Released: Select
Date from: 15 Jun 2006
to: 15 Jun 2006
News source: All / Regulatory (selected) / RNS Reach / AFX UK Focus / Webcasts

Search

Links
News sou
Regulato
About RN
Corporate

Your search returned 16 news announcements

Page 2 of 2

Time/Date	Code	Name	Headline
10:34 15-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
10:32 15-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
09:34 15-Jun-06		Credit Suisse Asset Management Ltd	Rule 8.3- Boots Group PLC
09:28 15-Jun-06		Silchester International Inv.Ld	Rule 8.3- (Boots Group PLC)
08:27 15-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
08:16 15-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure

Page 2 of 2

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

©2006 London Stock Exchange plc. All rights reserved

www.dbFX.com

Passion:
Online
Margin
FX Trading.

Individual
Clients Welcome.

A Passion to Perform.

Deutsche Bank

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Boots group plc
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
Released ◯ Select
Date from ◉ 15 Jun 2006
to 15 Jun 2006
News source: ◯ All ◉ Regulatory ◯ RNS Reach ◯ AFX UK Focus ◯ Webcasts

Search

Links
News so
Regulato
About RN
Corporate

Your search returned 16 news announcements

Page 1 of 2

Time/Date	Code	Name	Headline
16:02 15-Jun-06		Goldman Sachs Asset Management LP	Rule 8.3- (Boots)
15:15 15-Jun-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
13:03 15-Jun-06	TTP	Merrill Lynch International	EPT Disclosure-Amendment
12:43 15-Jun-06	TTP	GoldmanSachs International	EPT Disclosure - Amendment
12:43 15-Jun-06	TTP	GoldmanSachs International	EPT Disclosure
12:27 15-Jun-06	TTP	Merrill Lynch International	EPT Disclosure
12:25 15-Jun-06		M&G Inv Management Ltd	Rule 8.3 - Boots Group Plc
12:24 15-Jun-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
12:17 15-Jun-06		Legal & General Investment Mgmnt Ld	Rule 8.3-Boots Group Plc
11:57 15-Jun-06		Mondrian Investment Partners Ltd	Rule 8.3- Boots Group Plc

Page 1 of 2

Icon Key

Market news
News sources

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Site search:
Sponsored By
You are log
Christine W
My

Market news search options

Name/code: Boots group plc
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
Released: Select
Date from: 16 Jun 2006
to: 16 Jun 2006
News source: All / **Regulatory** (selected) / RNS Reach / AFX UK Focus / Webcasts

Search

Links
News sou
Regulato
About RN
Corporat

Your search returned 14 news announcements

Page 2 of 2

Time/Date	Code	Name	Headline
11:49 16-Jun-06	TTP	Merrill Lynch International	EPT Disclosure
11:43 16-Jun-06		Legal & General Investment Mgmnt Ld	Rule 8.3- Boots Group
11:06 16-Jun-06	TTP	GoldmanSachs International	EPT Disclosure
10:04 16-Jun-06		Silchester International Inv.Ld	Rule 8.3- (Boots Group PLC)

Page 2 of 2

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

©2006 London Stock Exchange plc. All rights reserved

Site search:

Sponsored By

You are logged in as Christine W

My

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Boots group plc

Index: FTSE 100

Industry sector: General Retailers

Headline type: Select

Released: Select

Date from: 16 Jun 2006

to: 16 Jun 2006

News source: All / Regulatory (selected) / RNS Reach / AFX UK Focus / Webcasts

Search

Links

- News sou
- Regulato
- About RN
- Corporate

Your search returned 14 news announcements

Page 1 of 2

Time/Date	Code	Name	Headline
16:42 16-Jun-06		Paul Bateman	Rule 8.1- Boots Group PLC
16:38 16-Jun-06		Richard Baker	Rule 8.1- Boots Group PLC
15:59 16-Jun-06		M&G Inv Management Ltd	Rule 8.3 - Boots Group Plc
14:43 16-Jun-06		Mondrian Investment Partners Ltd	Rule 8.3- Boots Group Plc
14:26 16-Jun-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group Plc
14:23 16-Jun-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
12:48 16-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:48 16-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:25 16-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
12:15 16-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure

Page 1 of 2

Icon Key


London
STOCK EXCHANGE
For real-time share prices, ca
Prices | Market news | Education | Tools | Investment news | Portfolio | Company Reports | Exchange Insight | In
Market news
News sources
ONLINE TRADING FROM € 19.60
internaxx
Offshore Online Broker
Site search:
Sponsored By
You are log
Christine W
My

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Boots group plc
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
Released: Select
Date from: 19 Jun 2006
to: 19 Jun 2006
News source: All / Regulatory (selected) / RNS Reach / AFX UK Focus / Webcasts

Search

Links
- News sou
- Regulato
- About RN
- Corporat

Your search returned 13 news announcements

Page 2 of 2

Time/Date	Code	Name	Headline
10:32 19-Jun-06	TTP	GoldmanSachs International	EPT Disclosure
09:39 19-Jun-06		James Smart	Rule 8.1- (Boots Group PLC)
09:37 19-Jun-06		Silchester International Inv.Ld	Rule 8.3- Boots Group PLC

Page 2 of 2

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

©2006 London Stock Exchange plc. All rights reserved



London STOCK EXCHANGE

Looking to build reliable,

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Site search:

Sponsored By

You are log
Christine W

My

Market news search options

Name/code: Boots group plc

Index: FTSE 100

Industry sector: General Retailers

Headline type: Select

Released ◯ Select

Date from ◉ 19 Jun 2006

to 19 Jun 2006

News source: ◯ All ◉ Regulatory ◯ RNS Reach ◯ AFX UK Focus ◯ Webcasts

Search

Links
- News sou
- Regulato
- About RN
- Corporate

there are many REASONS to INVEST

Your search returned 13 news announcements

Page 1 of 2

Time/Date	Code	Name	Headline
15:12 19-Jun-06	BOOT	Boots Group PLC	Holding(s) in Company
14:23 19-Jun-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
13:07 19-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
12:35 19-Jun-06	AV.	Aviva PLC	Rule 8.3- Boots Group plc
12:21 19-Jun-06		Mondrian Investment Partners Ltd	Rule 8.3- Boots Group Plc
11:55 19-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
11:48 19-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:47 19-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:40 19-Jun-06	TTP	Merrill Lynch International	EPT Disclosure
10:42 19-Jun-06		Goldman Sachs Asset Management LP	Rule 8.3- (Boots)

Page 1 of 2

Icon Key


London
STOCK EXCHANGE


Looking to build
reliable,



there are many REASONS to INVEST

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Site search:

Sponsored By

You are log
Christine W

My

Market news search options

Name/code: Boots group plc
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
Released: Select
Date from: 20 Jun 2006
to: 20 Jun 2006
News source: All / Regulatory (selected) / RNS Reach / AFX UK Focus / Webcasts

Search

Links
- News sou
- Regulato
- About RN
- Corporate

Your search returned 10 news announcements

Time/Date	Code	Name	Headline
12:31 20-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:30 20-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:21 20-Jun-06		Mondrian Investment Partners Ltd	Rule 8.3- Boots Group Plc
12:17 20-Jun-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
12:02 20-Jun-06	TTP	Merrill Lynch International	EPT Disclosure
12:01 20-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
11:54 20-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
11:30 20-Jun-06		Newton Investment Management Ltd	Rule 8.3- (Boots)
10:34 20-Jun-06	TTP	GoldmanSachs International	EPT Disclosure
09:01 20-Jun-06		Silchester International Inv.Ld	Rule 8.3- (Boots Group PLC)

Icon Key

- Share price performance chart
- Webcast available for this company
- Free annual report available for this company

Site search:

Sponsored By

You are log
Christine W

My

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Boots group plc

Index: FTSE 100

Industry sector: General Retailers

Headline type: Select

Released: Select

Date from: 21 Jun 2006

to: 21 Jun 2006

News source: All / Regulatory (selected) / RNS Reach / AFX UK Focus / Webcasts

Search

Links
News sou
Regulato
About RN
Corporate

there are many REASONS to INVEST

Your search returned 9 news announcements

Time/Date	Code	Name	Headline
13:39 21-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
13:38 21-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:31 21-Jun-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
12:04 21-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
12:02 21-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
11:36 21-Jun-06	TTP	Merrill Lynch International	EPT Disclosure
10:41 21-Jun-06		Legal & General Investment Mgmnt Ld	Rule 8.3-Boots Group plc
10:18 21-Jun-06	TTP	GoldmanSachs International	EPT Disclosure
09:39 21-Jun-06		Silchester International Inv.Ld	Rule 8.3- (Boots Group PLC)

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Boots group plc

Index: FTSE 100

Industry sector: General Retailers

Headline type: Select

Released ◯ Select

Date from ◉ 22 Jun 2006

to 22 Jun 2006

News source: ◯ All ◉ Regulatory ◯ RNS Reach ◯ AFX UK Focus ◯ Webcasts

Search

Links
News sou
Regulato
About RN
Corporate

Your search returned 11 news announcements

Page 1 of 2

Time/Date	Code	Name	Headline
15:29 22-Jun-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
15:16 22-Jun-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:51 22-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:50 22-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:38 22-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
12:34 22-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
11:46 22-Jun-06		Goldman Sachs Asset Management LP	Rule 8.3- Boots
11:34 22-Jun-06		Credit Suisse Asset Management Ltd	Rule 8.3- Boots Group PLC
11:27 22-Jun-06	TTP	Merrill Lynch International	EPT Disclosure
10:59 22-Jun-06		Goldman Sachs Asset Management LP	Rule 8.3- (Boots)

Page 1 of 2

Icon Key


London
STOCK EXCHANGE



Time is precious

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.



there are many REASONS to INVEST

Market news search options

Name/code Boots group plc

Index FTSE 100

Industry sector General Retailers

Headline type Select

Released ◯ Select

Date from ◉ 22 Jun 2006

to 22 Jun 2006

News source ◯ All ◉ Regulatory ◯ RNS Reach ◯ AFX UK Focus ◯ Webcasts

Search

Links
News sou
Regulato
About RN
Corporat

Your search returned 11 news announcements

Page 2 of 2

Time/Date	Code	Name	Headline
10:20 22-Jun-06	TTP	GoldmanSachs International	EPT Disclosure

Page 2 of 2

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

©2006 London Stock Exchange plc. All rights reserved

Site search:

Sponsored By

You are log
Christine W

My

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code boots group plc

Index FTSE 100

Industry sector General Retailers

Headline type Select

Released ○ Select

Date from ◉ 23 Jun 2006

to 23 Jun 2006

News source ○ All ◉ Regulatory ○ RNS Reach ○ AFX UK Focus ○ Webcasts

Search

Links

News so
Regulato
About RN
Corporat

Your search returned 12 news announcements

Page 1 of 2

Time/Date	Code	Name	Headline
13:38 23-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
13:37 23-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
13:04 23-Jun-06		Goldman Sachs Asset Management LP	Rule 8.3 - Boots Group PLC
13:02 23-Jun-06		Goldman Sachs Asset Management Intl	Rule 8.3- (Boots)
13:00 23-Jun-06		Goldman Sachs Asset Management Intl	Rule 8.3- (Boots)
12:15 23-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
12:08 23-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
11:08 23-Jun-06	TTP	Merrill Lynch International	EPT Disclosure
10:46 23-Jun-06	TTP	GoldmanSachs International	EPT Disclosure
10:33 23-Jun-06		Silchester International Inv.Ld	Rule 8.3- (Boots Group PLC)

Page 1 of 2

Icon Key

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: boots group plc

Index: FTSE 100

Industry sector: General Retailers

Headline type: Select

Released ◯ Select

Date from ◉ 23 Jun 2006

to 23 Jun 2006

News source: ◯ All ◉ Regulatory ◯ RNS Reach ◯ AFX UK Focus ◯ Webcasts

Search

Links

News sou
Regulato
About RN
Corporat

Your search returned 12 news announcements

Page 2 of 2

Time/Date	Code	Name	Headline
10:05 23-Jun-06	BOOT	Boots Group PLC	Annual Report and Accounts
09:45 23-Jun-06		Credit Suisse Asset Management Ltd	Rule 8.3- Boots Group PLC

Page 2 of 2

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

©2006 London Stock Exchange plc. All rights reserved

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code boots group plc

Index FTSE 100

Industry sector General Retailers

Headline type Select

Released Select

Date from 26 Jun 2006

to 26 Jun 2006

News source All / Regulatory / RNS Reach / AFX UK Focus / Webcasts

Search

Links
News sou
Regulato
About RN
Corporate



Your search returned 14 news announcements

Page 1 of 2

Time/Date	Code	Name	Headline
16:30 26-Jun-06		Richard Baker	Rule 8.1- (Boots Group PLC)
15:51 26-Jun-06		Paul Bateman	Rule 8.1- (Boots Group PLC)
15:39 26-Jun-06	BOOT	Boots Group PLC	Director/PDMR Shareholding
15:32 26-Jun-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
12:32 26-Jun-06		Newton Investment Management Ltd	Rule 8.3-Boots Group Plc
12:22 26-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
12:19 26-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:17 26-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure - Amendment
12:15 26-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
12:14 26-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure

Page 1 of 2

Icon Key

London STOCK EXCHANGE

Time is precious

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code boots group plc

Index FTSE 100

Industry sector General Retailers

Headline type Select

Released Select

Date from 26 Jun 2006

to 26 Jun 2006

News source ○ All ◉ Regulatory ○ RNS Reach ○ AFX UK Focus ○ Webcasts

Search

Links
News so
Regulato
About RN
Corporat

2006 OCT 26 A 9:4
OFFICE OF INTERNATIONAL CORPORATE FINANCE
RECEIVED

there are many REASONS to INVEST

Your search returned 14 news announcements

Page 2 of 2

Time/Date	Code	Name	Headline
10:59 26-Jun-06	TTP	Merrill Lynch International	EPT Disclosure
10:22 26-Jun-06		Goldman Sachs Asset Management LP	Rule 8.3- (Boots Group Plc)
10:22 26-Jun-06		Goldman Sachs Asset Management Intl	Rule 8.3- (Boots Group Plc)
10:19 26-Jun-06	TTP	GoldmanSachs International	EPT Disclosure

Page 2 of 2

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

©2006 London Stock Exchange plc. All rights reserved

London STOCK EXCHANGE

How good are you at spotting an oppo

How good are you at spotting an opportunity?

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: boots group plc

Index: FTSE 100

Industry sector: General Retailers

Headline type: Select

Released ◯ Select

Date from ◉ 27 - Jun - 2006

to 27 - Jun - 2006

News source: ◯ All ◉ Regulatory ◯ RNS Reach ◯ AFX UK Focus ◯ Webcasts

Search

Links
News sour
Regulatory
About RNS
Corporate I

Your search returned 13 news announcements

Page 1 of 2

Time/Date	Code	Name	Headline
16:26 27-Jun-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
16:19 27-Jun-06		Silchester International Inv.Ld	Rule 8.3- Boots PLC
12:13 27-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:10 27-Jun-06	TTP	Merrill Lynch International	EPT Disclosure
12:09 27-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:36 27-Jun-06		Credit Suisse Asset Management Ltd	Rule 8.3- Boots Group PLC
11:22 27-Jun-06		Goldman Sachs Asset Management Intl	Rule 8.3- (Boots Group Plc)
11:18 27-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
11:14 27-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
11:04 27-Jun-06		Goldman Sachs Asset Management LP	Rule 8.3-Boots Group-Amend

Page 1 of 2

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

©2006 London Stock Exchange plc. All rights reserved


London
STOCK EXCHANGE

The Latest Annual Reports...

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code boots group plc

Index FTSE 100

Industry sector General Retailers

Headline type Select

Released ◯ Select

Date from ◉ 27 Jun 2006

to 27 Jun 2006

News source ◯ All ◉ Regulatory ◯ RNS Reach ◯ AFX UK Focus ◯ Webcasts

Search

Links
News sourc
Regulatory
About RNS
Corporate I

Your search returned 13 news announcements

Page 2 of 2

Time/Date	Code	Name	Headline
11:02 27-Jun-06		Goldman Sachs Asset Management LP	Rule 8.3 - Boots Group Plc
10:57 27-Jun-06	TTP	GoldmanSachs International	EPT Disclosure
07:00 27-Jun-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC

Page 2 of 2

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

©2006 London Stock Exchange plc. All rights reserved


London
STOCK EXCHANGE



AIM's new website

Bring balance to your portfolio...

London STOCK EXCHANGE

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code boots group plc

Index FTSE 100

Industry sector General Retailers

Headline type Select

Released ◯ Select

Date from ⦿ 28 Jun 2006

to 28 Jun 2006

News source ◯ All ⦿ Regulatory ◯ RNS Reach ◯ AFX UK Focus ◯ Webcasts

Search

Links
News sour
Regulatory
About RNS
Corporate I

Your search returned 14 news announcements

Page 1 of 2

Time/Date	Code	Name	Headline
15:24 28-Jun-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
14:52 28-Jun-06	BOOT	Boots Group PLC	Holding(s) in Company
12:59 28-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:55 28-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:52 28-Jun-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
12:32 28-Jun-06		Mondrian Investment Partners Ltd	Rule 8.3- Boots Group Plc
12:20 28-Jun-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
11:50 28-Jun-06	TTP	Merrill Lynch International	EPT Disclosure
11:25 28-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
11:22 28-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure

Page 1 of 2

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

©2006 London Stock Exchange plc. All rights reserved



London STOCK EXCHANGE

The thrills of winning.

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

How good are you at spotting an opportunity?

Market news search options

Name/code boots group plc

Index FTSE 100

Industry sector General Retailers

Headline type Select

Released Select

Date from 28 Jun 2006

to 28 Jun 2006

News source: All / **Regulatory** (selected) / RNS Reach / AFX UK Focus / Webcasts

Search

Links
News sourc
Regulatory
About RNS
Corporate I

Your search returned 14 news announcements

Page 2 of 2

Time/Date	Code	Name	Headline
11:04 28-Jun-06		Goldman Sachs Asset Management LP	Rule 8.3- (Boots)
11:02 28-Jun-06		Goldman Sachs Asset Management Intl	Rule 8.3- (Boots)
10:56 28-Jun-06	TTP	GoldmanSachs International	EPT Disclosure
07:00 28-Jun-06		State Street Global Advisors	Rule 8.3- Boots Group PLC

Page 2 of 2

RECEIVED OCT 26 A 9 41

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

©2006 London Stock Exchange plc. All rights reserved


London
STOCK EXCHANGE



Your guide to the latest developments and opport

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Search...

Sponsore

You are logge
Christine Well

My

Market news search options

Name/code: boots group plc

Index: FTSE 100

Industry sector: General Retailers

Headline type: Select

Released: Select

Date from: 29 Jun 2006

to: 29 Jun 2006

News source: All / Regulatory (selected) / RNS Reach / AFX UK Focus / Webcasts

Search

Links
- News sour
- Regulatory
- About RNS
- Corporate I

Your search returned 14 news announcements

Page 2 of 2

Time/Date	Code	Name	Headline
11:16 29-Jun-06	TTP	Merrill Lynch International	EPT Disclosure
11:08 29-Jun-06		Goldman Sachs Asset Management Intl	Rule 8.3- (Boots Group Plc)
10:39 29-Jun-06	TTP	GoldmanSachs International	EPT Disclosure
09:40 29-Jun-06		Silchester International Inv.Ld	Rule 8.3- BOOTS PLC

Page 2 of 2

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

©2006 London Stock Exchange plc. All rights reserved


London
STOCK EXCHANGE

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: boots group plc
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
Released: Select
Date from: 29 Jun 2006
to: 29 Jun 2006
News source: All / **Regulatory** (selected) / RNS Reach / AFX UK Focus / Webcasts

Search

Links
News sour
Regulatory
About RNS
Corporate

Your search returned 14 news announcements

Page 1 of 2

Time/Date	Code	Name	Headline
16:39 29-Jun-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
16:27 29-Jun-06		Silchester International Inv.Ld	Rule 8.3- BOOTS PLC
13:50 29-Jun-06		Goldman Sachs Asset Management LP	Rule 8.3- (Boots Group Plc)
13:46 29-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
13:45 29-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
13:12 29-Jun-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:11 29-Jun-06		Newton Investment Management Ltd	Rule 8.3- Boots Group Plc
12:06 29-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
12:04 29-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
11:32 29-Jun-06	SDR	Schroders PLC	Rule 8.3- Boots Group

Page 1 of 2

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

©2006 London Stock Exchange plc All rights reserved


London
STOCK EXCHANGE

The Latest Annual Reports...

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.


CRISIS
Fighting for hope for homeless people

Use your company Christmas card budget to open doors for homeless people
click here for more information
or call 0207 426 3851



Market news search options

Name/code boots group plc

Index FTSE 100

Industry sector General Retailers

Headline type Select

Released ◯ Select

Date from ◉ 30 Jun 2006

to 30 Jun 2006

News source ◯ All ◉ Regulatory ◯ RNS Reach ◯ AFX UK Focus ◯ Webcasts

Search

Your search returned 13 news announcements

Page 1 of 2

Time/Date	Code	Name	Headline
17:12 30-Jun-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
16:53 30-Jun-06		Silchester International Inv.Ld	Rule 8.3- BOOTS PLC
14:41 30-Jun-06		Legal & General Investment Mgmnt Ld	Rule 8.3- Boots Group Plc
14:39 30-Jun-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
13:27 30-Jun-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:42 30-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:41 30-Jun-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:22 30-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
12:15 30-Jun-06	TTP	UBS AG (EPT)	EPT Disclosure
12:12 30-Jun-06	TTP	Merrill Lynch International	EPT Disclosure

Page 1 of 2

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

©2006 London Stock Exchange plc. All rights reserved


London
STOCK EXCHANGE

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code boots group plc

Index FTSE 100

Industry sector General Retailers

Headline type Select

Released ○ Select

Date from ◉ 30 Jun 2006

to 30 Jun 2006

News source ○ All ◉ Regulatory ○ RNS Reach ○ AFX UK Focus ○ Webcasts

Search

Links
News sour
Regulatory
About RNS
Corporate I

Your search returned 13 news announcements

Page 2 of 2

Time/Date	Code	Name	Headline
11:42 30-Jun-06	AV.	Aviva PLC	Rule 8.3- Boots Group plc
11:28 30-Jun-06	TTP	GoldmanSachs International	EPT Disclosure - Amendment
11:26 30-Jun-06	TTP	GoldmanSachs International	EPT Disclosure

Page 2 of 2

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

©2006 London Stock Exchange plc. All rights reserved

COMPANY FILING HISTORY

Company Number: 04452715
Company Name: ALLIANCE BOOTS PLC

Use the tick boxes to select documents from the list below and click on 'Order' to complete your order.

Exclude Allotment Of Shares **Order**

Select	Type	Date	Description
☐	MEM/ARTS	14/09/2006	MEMORANDUM OF ASSOCIATION ARTICLES OF ASSOCIATION
☐	AA	07/09/2006	GROUP OF COMPANIES' ACCOUNTS MADE UP TO 31/03/06
☐	SA	26/09/2006	SHARES AGREEMENT OTC
☐	88(2)R	26/09/2006	AD 31/07/06--------- £ SI 481837297@.371794= 179144216 £ IC 180587175/359731391
☐	288b	31/08/2006	DIRECTOR RESIGNED
☐	288b	22/08/2006	SECRETARY RESIGNED
☐	288a	14/08/2006	DIRECTOR APPOINTED
☐	288b	17/08/2006	DIRECTOR RESIGNED
☐	288a	14/08/2006	DIRECTOR APPOINTED
☐	288a	14/08/2006	DIRECTOR APPOINTED
☐	288a	14/08/2006	DIRECTOR APPOINTED
☐	288a	14/08/2006	DIRECTOR APPOINTED
☐	288a	14/08/2006	DIRECTOR APPOINTED
☐	288a	14/08/2006	DIRECTOR APPOINTED
☐	288a	11/08/2006	DIRECTOR APPOINTED
☐	288a	11/08/2006	SECRETARY APPOINTED
☐	RES09	14/08/2006	ALTER ARTICLES 20/07/06; DISAPP PRE-EMPT RIGHTS 20/07/06 ; AUTH ALLOT OF SECURITY 20/07/06 ; MAX 48571000
☐	287	08/08/2006	REGISTERED OFFICE CHANGED ON 08/08/06 FROM: 1 THANE ROAD WEST NOTTINGHAM NG2 3AA
☐	MEM/ARTS	31/07/2006	MEMORANDUM OF ASSOCIATION ARTICLES OF ASSOCIATION
☐	123	31/07/2006	NC INC ALREADY ADJUSTED 04/07/06
☐	RES01	31/07/2006	RE SCHEME /RE DIRS 04/07/06; AUTH ALLOT OF SECURITY 04/07/06 ; REDUCE ISSUED CAPITAL 04/07/06 ; £ NC; ALTER ARTICLES 04/07/06
☐	CERTNM	31/07/2006	COMPANY NAME CHANGED BOOTS GROUP PLC CERTIFICATE ISSUED ON 31/07/06; RESOLUTION PASSED ON 04/07/06
☐	288b	31/07/2006	DIRECTOR RESIGNED
☐	363a	13/07/2006	RETURN MADE UP TO 31/05/06; BULK LIST AVAILABLE SEPARATELY
☐	353a	28/06/2006	LOCATION OF REGISTER OF MEMBERS (NON-LEGIBLE)
☐	MEM/ARTS	24/03/2006	MEMORANDUM OF ASSOCIATION ARTICLES OF ASSOCIATION
☐	RES13	01/03/2006	APPROVE CIRCULAR 20/10/05



CHWP000

COMPANIES FORM No. 353a

Notice of place for inspection of a register of members which is kept in a non-legible form, or of any change in that place

353a

Please do not write in this margin

Pursuant to the Companies (Registers and Other Records) Regulations 1985

Note: For use only when the register is kept by computer or in some other non-legible form

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 04452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

gives notice, in accordance with regulation 3(1) of the Companies (Registers and Other Records) Regulations 1985, that the place for inspection of the register of members of the company which the company keeps in a non-legible form is [now] †:

† delete as appropriate

CAPITA REGISTRARS		
NORTHERN HOUSE		
WOODSOME PARK, FENAY BRIDGE,		
HUDDERSFIELD	Postcode	HD8 0LA

RECEIVED

Signed Sfamell [~~Director~~][Secretary]† Date 26/9/05

Presentor's name address and reference (if any) :

For official Use (02/00)
General Section

SATURDAY



ALHVQGJW
A02 24/06/2006 191
COMPANIES HOUSE

Regulatory Announcement

Go to market news section

Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3-Boots Group Plc
Released	10:34 01-Jun-06
Number	8933D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	**Boots Group**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.37179482**
Date of dealing	**31 May 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,749,409	3.65%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,749,409	3.65%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	66,000	GBP 7.11
Sale	40,000	GBP 7.145

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	01 June 2006
Contact name	Helen Lewis

Telephone number	**0207 528 6742**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:55 01-Jun-06
Number	8961D

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	31 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
115452	7.1007 GBP	7.005 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note
254819	7.20 GBP	0.00 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Long	23	6.9879 GBP
CFD	Short	129000	7.1656 GBP
CFD	Short	8344	7.0432 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	01 June 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:21 01-Jun-06
Number	9020D

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a *separate* form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	01 June 2006
Date of dealing	31 May 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

31 May 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Body Shop International PLC - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	31/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
294,089	GBP 15.68	GBP 15.61
Total number of securities sold	**Highest price received**	**Lowest price received**
293,298	GBP 15.67	GBP 15.62

(b) Derivatives transactions (*other than options*)

Product name, eg. CFD	Short/Long	Number of *securities*	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	01/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Body Shop International PLC
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	31/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
1,022	GBP 3.00	GBP 3.00
Total number of securities sold	**Highest price received**	**Lowest price received**
2,147	GBP 3.03	GBP 3.00

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	01/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Body Shop International PLC
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	31/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
133,199	GBP 9.35	GBP 9.20

Total number of securities sold	Highest price received	Lowest price received
130,700	GBP 9.35	GBP 9.23

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	01/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	31/05/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
191,438	GBP 7.15	GBP 7.04

Total number of securities sold	Highest price received	Lowest price received
184,150	GBP 7.16	GBP 7.05

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
SHORT CFDLONG			4,300GBP 7.05

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	01/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:00 01-Jun-06
Number	9058D

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	31 MAY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
84,067	7.11 GBP	7.025 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
36,213	7.095 GBP	7.0545 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Date of disclosure	01 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	0207 567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section



Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:05 01-Jun-06
Number	9063D

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	31 MAY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	794,684	0.16%	55,681	0.01%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	794,684	0.16%	55,681	0.01%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security: **Details**

3. **DEALINGS** (Note 3)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	17,216	6.995 GBP
SALE	1,612	7.01 GBP
PURCHASE	6,965	7.015 GBP
PURCHASE	1,700	7.02 GBP
SALE	1,000	7.02 GBP
PURCHASE	2,500	7.025 GBP
SALE	805	7.025 GBP
PURCHASE	17,921	7.03 GBP
PURCHASE	4,325	7.035 GBP
PURCHASE	14,748	7.04 GBP
SALE	29,013	7.04 GBP
PURCHASE	1,700	7.045 GBP
SALE	11,574	7.045 GBP
PURCHASE	42,095	7.05 GBP
SALE	5,499	7.05 GBP
PURCHASE	200,000	7.0506 GBP
PURCHASE	6,806	7.055 GBP
SALE	11,126	7.055 GBP
PURCHASE	23,712	7.06 GBP
SALE	5,661	7.06 GBP
PURCHASE	7,184	7.065 GBP
SALE	3,483	7.065 GBP
PURCHASE	3,634	7.07 GBP
SALE	21,631	7.07 GBP
PURCHASE	19,900	7.075 GBP
SALE	14,968	7.075 GBP
PURCHASE	16,653	7.08 GBP
SALE	18,335	7.08 GBP
PURCHASE	14,237	7.085 GBP
SALE	14,310	7.085 GBP
PURCHASE	10,089	7.09 GBP
SALE	24,601	7.09 GBP
PURCHASE	22,951	7.095 GBP
SALE	8,885	7.095 GBP
PURCHASE	18,105	7.10 GBP
SALE	17,141	7.10 GBP
PURCHASE	4,279	7.105 GBP
SALE	6,335	7.105 GBP
PURCHASE	19,809	7.11 GBP
SALE	28,159	7.11 GBP
PURCHASE	18,114	7.115 GBP
PURCHASE	11,983	7.12 GBP
PURCHASE	5,190	7.125 GBP
PURCHASE	6,516	7.13 GBP
SALE	1,325	7.13 GBP
SALE	6,296	7.135 GBP
SALE	9,878	7.14 GBP
PURCHASE	10,655	7.145 GBP
SALE	7,106	7.145 GBP
SALE	15,902	7.15 GBP
PURCHASE	2,867	7.155 GBP
SALE	23,535	7.155 GBP
PURCHASE	21,239	7.16 GBP
SALE	12,728	7.16 GBP
PURCHASE	6,291	7.165 GBP
PURCHASE	88	7.17 GBP
SALE	679	7.17 GBP
PURCHASE	5,475	7.185 GBP
SALE	5,600	7.185 GBP

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	01 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	0207 567 8286

Name of offeree/offeror with which connected BOOTS GROUP PLC

Nature of connection (Note 9) CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	14:19 01-Jun-06
Number	9151D

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	30 May 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
73,777	7.4300	7.3000

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
714,191	7.3700	7.2550

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	242,420	7.295
CFD	Short	22,766	7.295
CFD	Short	2,122	7.317
CFD	Short	3,941	7.317
CFD	Short	252	7.317
CFD	Short	468	7.317
CFD	Short	52	7.317
CFD	Short	96	7.317
CFD	Long	12,262	7.3215
CFD	Short	351,857	7.3091
CFD	Short	33,043	7.3091

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	31 May 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - BOOTS GROUP PLC
Released	14:30 01-Jun-06
Number	2268

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	31 MAY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

(1) Relevant securities	19,991,830	(4.12%)	1,663,324	(0.34%)
(2) Derivatives (other than options)	841,653	(0.17%)	331,386	(0.07%)
(3) Options and agreements to purchase/sell	32,013	(0.01%)	1,425,438	(0.29%)
Total	20,865,496	(4.30%)	3,420,148	(0.70%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	759	7.0500
Purchase	14,094	7.3206
Purchase	328	7.0450
Purchase	17,784	7.3227
Purchase	11,690	7.0514
Purchase	53,071	7.0514
Purchase	5,000	7.0407
Purchase	89,843	7.3312
Purchase	35,953	7.0459
Purchase	84,513	7.0978
Sale	672	7.0612
Sale	490	7.0612
Sale	1,008	7.0612
Sale	941	7.0612
Sale	1,109	7.0612
Sale	4,785	7.0500
Sale	1,198	7.0500
Sale	1,799	7.0500
Sale	5,993	7.0650
Sale	4,414	7.0878
Sale	25,800	7.0892
Sale	59,748	7.0273
Sale	36,477	7.0885
Sale	17,784	7.3227

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	5,000	7.0407
CFD	Long	4,414	7.0878
CFD	Long	36,477	7.0885
CFD	Long	25,800	7.0892
CFD	Short	11,690	7.0514
CFD	Short	53,071	7.0514

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing,	Number of securities to which the option	Exercise price	Type, e.g. American, European etc.	Ex da

varying etc. relates (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (GBP)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	01 June 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panels website at www.thetakeoverpanel.org.uk

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified

countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	15:38 01-Jun-06
Number	9195D

RNS Number:9195D
Franklin Resources Inc
01 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	JUNE 1, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,068,702	7.84%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,068,702	7.84%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	1,102	7.0350 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	JUNE 1, 2006
Contact name	LORI A WEBER
Telephone number	954-847-2283

If a connected EFM, name of offeree/offeror with which connected | N/A

If a connected EFM, state nature of connection (Note 10) | N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- (Boots Group Plc)
Released	15:45 01-Jun-06
Number	9275D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Schroders plc***
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 37.17948p**
Date of dealing	**31/05/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	34,539,559	7.111%		
(2) Derivatives (other than options)			32,013	0.007%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	29,488	712.251p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	01/06/06
Contact name	Taryn O'Donoghue
Telephone number	

020 7658 2959

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are

responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	16:20 01-Jun-06
Number	9329D

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	31/05/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11627856	2.39396		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11627856	2.39396	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	18304	7.05
SELL	4315	7.05
SELL	3875	7.05
SELL	2900	7.05
SELL	968	7.05

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.

If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	01/06/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company Goldman Sachs Asset Management Intl
TIDM
Headline Rule 8.3- Alliance Unichem
Released 16:49 01-Jun-06
Number 9363D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management International**
Company dealt in	**ALLIANCE UNICHEM PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**31 May 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	4011416 (1.11%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	4011416 (1.11%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per uni
GB0009165720	ORD / CMN	Sale	100278	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/: unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso

to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**01 June 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS COMPANY PLC (THE)**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	17:29 01-Jun-06
Number	9435D

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	31 May 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			231,032 (0.00%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			231,032 (0.00%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	654 (0.0001%)		
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total	654 (0.0001%)	

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	11856	7.0500
Buy	47	7.0550
Buy	425	7.0800
Buy	247	7.0850
Buy	163	7.0900
Buy	568	7.1000
Buy	750	7.1050
Buy	487	7.1500
Sell	252	6.9950
Sell	1044	7.0050
Sell	252	7.0100
Sell	1640	7.0200
Sell	3237	7.0450
Sell	8061	7.0500
Sell	1260	7.0650
Sell	1019	7.0800
Sell	579	7.0850
Sell	1064	7.0900
Sell	1904	7.0950
Sell	2639	7.1100
Sell	975	7.1250
Sell	200	7.1750

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling,	Number of securities to	Exercise price	Type, e.g. American,	Expiry date	Option money paid/received

	purchasing, varying etc.	which the option relates (Note 6)		European etc.		per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	1 June 2006
Contact name	Wil Goldsmith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc

Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - Boots Group Plc
Released	10:53 02-Jun-06
Number	PRNUK-0206

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1) Prudential Plc / M&G Investment Management Limited

Company dealt in Boots Group Plc

Class of relevant security to which the dealings being disclosed relate (Note 2) ORD GBP0.37179482

Date of dealing 01/06/2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	8,514,894	1.75		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,514,894	1.75		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	609,495	7.08310 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 02/06/2006

Contact name	Lara Shitta-Bey
Telephone number	0207 548 2293
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	Credit Suisse Asset Management Ltd
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	11:46 02-Jun-06
Number	9689D

RNS Number:9689D
Credit Suisse Asset Management Ltd
02 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	CREDIT SUISSE ASSET MANAGEMENT LIMITED, LONDON
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	COMM STK PAR GBp 37.179
Date of dealing	01 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,936,574	(1.22)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	5,936,574	(1.22)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	11,900	7.075 (GBP)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 02 JUNE 2006

Contact name ROSS KEOGH

Telephone number	020 7426 2759
If a connected EFM, name of offeree/offeror with which connected	ALLIANCE UNICHEM PLC
If a connected EFM, state nature of connection (Note 10)	EXEMPT FUND MANAGER IS UNDER THE SAME CONTROL AS A CONNECTED ADVISOR TO THE OFFEROR

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:01 02-Jun-06
Number	9723D

FORM 38.5a (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5a OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	02 June 2006
Date of dealing	01 June 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

01 June 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	01/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
110,692	GBP 15.66	GBP 15.62
Total number of securities sold	**Highest price received**	**Lowest price received**
197,161	GBP 15.65	GBP 15.59

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name	**Writing,**	**Number of**	**Exercise**	**Type, e.g.**	**Type, e.g.**	**Option money**

eg call option	selling, purchasing, varying etc.	securities under option	price	American, European etc	American, European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	02/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	01/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
21,856	GBP 9.35	GBP 9.21
Total number of securities sold	**Highest price received**	**Lowest price received**
20,529	GBP 9.35	GBP 9.17

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this

form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	02/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	01/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
349,261	GBP 7.16	GBP 6.99

Total number of securities sold	Highest price received	Lowest price received
26,542	GBP 7.15	GBP 6.99

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
SHORT CFDLONG			1,000GBP 7.06

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	02/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group PLC
Released	12:08 02-Jun-06
Number	9733D

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.3717948
Date of dealing	01 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	6,181,944	1.273%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	6,181,944	1.273%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	1,350	GBP7.152504

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	02 JUNE 2006
Contact name	NEIL WHITTAKER
Telephone number	01603 684420

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:27 02-Jun-06
Number	9799D

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	01 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	796,773	0.16%	71,010	0.01%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	796,773	0.16%	71,010	0.01%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security: **Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	2,533	6.995 GBP
PURCHASE	1,507	7.015 GBP
PURCHASE	1,427	7.02 GBP
PURCHASE	4,802	7.025 GBP
PURCHASE	3,201	7.03 GBP
PURCHASE	1,353	7.04 GBP
PURCHASE	4,248	7.045 GBP
SALE	8,000	7.045 GBP
PURCHASE	10,015	7.05 GBP
SALE	5,599	7.05 GBP
PURCHASE	4,808	7.055 GBP
PURCHASE	5,055	7.06 GBP
SALE	5,996	7.06 GBP
PURCHASE	11,481	7.065 GBP
PURCHASE	3,253	7.07 GBP
SALE	23,898	7.07 GBP
PURCHASE	1,417	7.075 GBP
SALE	1,700	7.075 GBP
	9,093	7.08 GBP
PURCHASE	8,179	7.085 GBP
SALE	10,151	7.085 GBP
PURCHASE	5,511	7.09 GBP
SALE	4,600	7.09 GBP
PURCHASE	21,519	7.095 GBP
SALE	38,158	7.095 GBP
PURCHASE	21,191	7.10 GBP
SALE	4,355	7.10 GBP
PURCHASE	11,443	7.105 GBP
SALE	6,330	7.105 GBP
PURCHASE	17,422	7.11 GBP
SALE	6,548	7.11 GBP
PURCHASE	18,910	7.115 GBP
SALE	33,040	7.115 GBP
PURCHASE	28,798	7.12 GBP
SALE	16,783	7.12 GBP
PURCHASE	6,073	7.125 GBP
SALE	24,027	7.125 GBP
PURCHASE	8,524	7.13 GBP
SALE	399	7.13 GBP
PURCHASE	5,328	7.135 GBP
PURCHASE	4,060	7.14 GBP
SALE	5,849	7.14 GBP
SALE	13,995	7.145 GBP
SALE	1,558	7.155 GBP
SALE	5,219	7.16 GBP

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product	Writing,	Number	Exercise	Type, e.g.	Expiry	Option

name, e.g. call option	selling, purchasing, varying etc	of securities to which the option relates (Note 6)	price	American, European etc.	date	money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	02 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	0207 567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:42 02-Jun-06
Number	9821D

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	01 JUNE 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
-	-	-

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
68,107	7.1033 GBP	7.035 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	25,527	7.1033 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Date of disclosure	**02 JUNE 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**0207 567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	14:12 02-Jun-06
Number	9937D

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**01 June 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
28573	**7.12 GBP**	**7.075 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
67570	**7.13 GBP**	**7.0443 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**188**	**7.05 GBP**
CFD	**Short**	**15**	**7.05 GBP**
CFD	**Short**	**20428**	**7.05 GBP**
CFD	**Short**	**2562**	**7.05 GBP**
CFD	**Short**	**1016**	**7.1268 GBP**
CFD	**Short**	**4613**	**7.1268 GBP**
CFD	**Short**	**2602**	**7.1268 GBP**
CFD	**Short**	**8344**	**7.1268 GBP**
CFD	**Short**	**23193**	**7.05 GBP**
CFD	**Long**	**873**	**7.1268 GBP**
CFD	**Short**	**20**	**7.103 GBP**

CFD	Short	80000	7.0811 GBP
CFD	Long	23575	7.1184 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	02 June 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are

responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - BOOTS GROUP PLC
Released	14:44 02-Jun-06
Number	2248

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	01 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,950,667	(4.11%)	1,623,972	(0.33%)
(2) Derivatives (other than options)	793,376	(0.16%)	245,405	(0.05%)
(3) Options and agreements to purchase/sell	32,013	(0.01%)	1,425,438	(0.29%)
Total	20,776,056	(4.28%)	3,294,815	(0.68%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	3,792	7.0600
Purchase	18,982	7.0614
Purchase	1,824	7.1250
Purchase	3,800	7.1286
Purchase	66,890	7.0983
Purchase	11,649	7.0614
Purchase	1,100	6.9900
Purchase	2,600	7.0200
Purchase	80,000	7.0607
Purchase	3,429	7.0378
Purchase	9,442	7.0614
Sale	969	7.0525
Sale	741	7.0525
Sale	657	7.0525
Sale	5,800	7.0525
Sale	1,003	7.0525
Sale	415	7.0525
Sale	1,354	7.0525
Sale	3,792	7.0600
Sale	464	7.0600
Sale	53,071	7.1157
Sale	1,100	6.9900
Sale	1,138	7.0539
Sale	76,783	7.1216
Sale	10,300	7.1539
Sale	2,400	7.0450
Sale	60,770	7.0660
Sale	23,914	7.0926

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	80,000	7.0607
CFD	Long	23,914	7.0926
CFD	Long	2,400	7.0450
CFD	Short	2,600	7.0200
CFD	Long	76,783	7.1216
CFD	Long	10,300	7.1539
CFD	Long	1,138	7.0539
CFD	Short	3,429	7.0378
CFD	Short	3,800	7.1286

CFD	Short	1,100	6.9900
CFD	Long	1,100	6.9900
CFD	Short	9,442	7.0614
CFD	Short	11,649	7.0614
CFD	Short	18,982	7.0614
CFD	Long	53,071	7.1157

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (GBP)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	02 June 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panels website at www.thetakeoverpanel.org.uk

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- (Boots Group Plc)
Released	15:10 02-Jun-06
Number	0061E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	01/06/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	34,507,728	7.104%		
(2) Derivatives (other than options)			32,013	0.007%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,297	712.000p
Sell	33,128	711.571p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	02/06/06
Contact name	Taryn O'Donoghue

Telephone number 020 7658 2959

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06

Notes

1. *Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.*

2. *For all prices and other monetary amounts, the currency must be stated.*

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	16:58 02-Jun-06
Number	0177E

RNS Number:0177E
Franklin Resources Inc
02 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	JUNE 1, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,068,912	7.84%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,068,912	7.84%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	210	7.1050 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	JUNE 2, 2006
Contact name	LORI A. WEBER
Telephone number	954-847-2283
If a connected EFM, name of offeree/offeror with which connected	N/A

If a connected EFM, state nature of connection (Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	07:00 05-Jun-06
Number	0296E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	1 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
62,705	7.1400	7.0346

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
190,886	7.1500	7.0150

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	9551	7.116
CFD	Short	10,607	7.114184
CFD	Short	839	7.114184
CFD	Short	3817	7.114184
CFD	Short	96122	7.103
CFD	Short	7606	7.103
CFD	Short	34578	7.103
CFD	Long	28000	7.105967
CFD	Short	7	7.0929
CFD	Short	13	7.0929
CFD	Short	112	7.0929
CFD	Short	208	7.0929
CFD	Short	1727	7.0929

CFD	Short	3207	7.0929

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	2 June 2006
Contact name	Wil Goldsmith
Telephone number	0207 883 3169
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	07:00 05-Jun-06
Number	0302E

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	01 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			261,073 (0.00%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			261,073 (0.00%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	654 (0.0001%)		
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total	654 (0.0001%)	

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	175	7.1350
Buy	225	7.1350
Buy	250	7.1350
Buy	275	7.1350
Buy	150	7.1400
Buy	250	7.1400
Buy	1800	7.1550
Sell	763	7.0250
Sell	908	7.0250
Sell	951	7.0400
Sell	1009	7.0450
Sell	1071	7.0450
Sell	141	7.0500
Sell	243	7.0500
Sell	555	7.0500
Sell	797	7.0500
Sell	806	7.0500
Sell	1271	7.0500
Sell	88	7.0550
Sell	686	7.0550
Sell	864	7.0550
Sell	1026	7.0650
Sell	1185	7.0650
Sell	745	7.0700
Sell	1759	7.0700
Sell	325	7.0750
Sell	668	7.0750
Sell	825	7.0750
Sell	826	7.0750
Sell	978	7.0750
Sell	848	7.0800
Sell	448	7.0850
Sell	816	7.0850
Sell	1	7.0900
Sell	385	7.0900
Sell	855	7.0900
Sell	811	7.0950
Sell	1548	7.0950
Sell	100	7.1050
Sell	1051	7.1050
Sell	1525	7.1050
Sell	150	7.1100
Sell	456	7.1100

Sell	635	7.1100
Sell	650	7.1100
Sell	849	7.1100
Sell	850	7.1100
Sell	75	7.1150
Sell	248	7.1150
Sell	425	7.1200
Sell	900	7.1250
Sell	1050	7.1250

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 5)	**Number of securities** (Note 6)	**Price per unit** (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 6)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 4)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	**Details**	**Price per unit (if applicable)** (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	2 June 2006
Contact name	Wil Goldsmith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3-Boots Group Plc
Released	11:14 05-Jun-06
Number	0462E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	**Boots Group**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.37179482**
Date of dealing	**02 June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,737,512	3.65%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,737,512	3.65%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	59,400	GBP 7.205

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	05 June 2006
Contact name	Helen Lewis
Telephone number	0207 528 6742

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:21 05-Jun-06
Number	0466E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**02 June 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
127332	**7.2559 GBP**	**7.1849 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
92350	**7.3086 GBP**	**7.1659 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**1209**	**7.1935 GBP**
CFD	**Short**	**13847**	**7.1935 GBP**
CFD	**Short**	**37816**	**7.1935 GBP**
CFD	**Short**	**1166**	**7.1935 GBP**
CFD	**Short**	**11895**	**7.1935 GBP**
CFD	**Short**	**2151**	**7.1935 GBP**
CFD	**Short**	**40800**	**7.2559 GBP**
CFD	**Long**	**12000**	**7.2473 GBP**
CFD	**Long**	**12000**	**7.2473 GBP**
CFD	**Long**	**873**	**7.2582 GBP**
CFD	**Short**	**173**	**7.2582 GBP**

CFD	Short	173	7.2518 GBP
CFD	Short	1390	7.2532 GBP
CFD	Long	5619	7.2518 GBP
CFD	Short	12816	7.1659 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	05 June 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Boots)
Released	11:36 05-Jun-06
Number	0482E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management, L.P.**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**02 June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	**Number (%)**
(1) Relevant securities	**4913824 (1.01%)**	**0 (0%)**
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	**4913824 (1.01%)**	**0 (0%)**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	**Number (%)**
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	1041302	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/: unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(

to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	05 June 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
If a connected EFM, name of offeree/offeror with which connected	BOOTS GROUP PLC
If a connected EFM, state nature of connection (Note 10)	Advisor

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:42 05-Jun-06
Number	0516E

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	05 June 2006
Date of dealing	02 June 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

02 June 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	02/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
129,347	GBP 15.65	GBP 15.63

Total number of securities sold	Highest price received	Lowest price received
128,621	GBP 15.66	GBP 15.64

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name	Writing,	Number of	Exercise	Type, e.g.	Type, e.g.	Option money

eg call option	selling, purchasing, varying etc.	securities under option	price	American, European etc	American, European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	05/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	02/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
251,767	GBP 9.49	GBP 9.41
Total number of securities sold	**Highest price received**	**Lowest price received**
252,567	GBP 9.50	GBP 9.41

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this

form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	05/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	02/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
137,763	GBP 7.27	GBP 7.11

Total number of securities sold	Highest price received	Lowest price received
536,413	GBP 7.26	GBP 7.11

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	05/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END



London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:15 05-Jun-06
Number	0545E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	02 JUNE 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
24,267	7.2650 GBP	7.1505 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
218,084	7.2434	7.1935 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	LONG	22,200	7.2559 GBP
FUTURE	LONG	175,000	7.3500 GBP
FUTURE	LONG	315,000	7.3550 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product	Writing,	Number	Exercise	Type, e.g.	Expiry	Option

name,e.g call option	selling, purchasing, varying etc	of securities to which the option relates (Note 5)	price	American, European etc.	date	moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Date of disclosure	05 JUNE 2006
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified

countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	14:01 05-Jun-06
Number	0608E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	2 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
106,412	7.2650	7.1664

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note
154,539	7.2750	7.1300

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Short	232	7.2582
CFD	Short	432	7.2582
CFD	Short	42	7.2582
CFD	Short	77	7.2582
CFD	Short	167	7.2582
CFD	Short	310	7.2852
CFD	Short	22884	7.1914
CFD	Short	1811	7.1914
CFD	Short	8233	7.1914
CFD	Short	11815	7.214132
CFD	Short	935	7.214132
CFD	Short	4250	7.214132

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)
Jun 06 listed call option	Buy	33250	7.37	American	16/06/06	1,496.25
Jun 06 listed call option	Sell	33250	7.37	American	16/06/06	1,496.25
Jun 06 listed put option	Buy	13,300	7.37	American	16/06/06	3458.00
Jun 06 listed put option	Sell	13,300	7.37	American	16/06/06	3458.00

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	5 June 2006
Contact name	Wil Goldsmith
Telephone number	0207 883 3169
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Mondrian Investment Partners Ltd
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	14:13 05-Jun-06
Number	0623E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Mondrian Investment Partners Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Boots Group Plc Ordinary Shares
Date of dealing	02 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	31,998,3536.588%			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	31,998,3536.588%			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	26,631	£7.225

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	05 June 2006
Contact name	Clark Simpson

Telephone number 0207 477 7010

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Barclays PLC
TIDM	BARC
Headline	Rule 8.3 - BOOTS GROUP PLC
Released	14:28 05-Jun-06
Number	2148

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	02 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,458,294	(4.01%)	1,632,031	(0.34%)
(2) Derivatives (other than options)	867,901	(0.18%)	102,084	(0.02%)
(3) Options and agreements to purchase/sell	32,013	(0.01%)	1,425,438	(0.29%)
Total	20,358,208	(4.19%)	3,159,553	(0.65%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than				

options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	627	7.0546
Purchase	429	7.2450
Purchase	91,507	7.0944
Purchase	68,465	7.2240
Purchase	24	7.0663
Sale	672	7.2456
Sale	672	7.1912
Sale	235	7.1456
Sale	26,798	7.1742
Sale	9,159	7.2635
Sale	2,315	7.1671
Sale	59,000	7.2121
Sale	5,534	7.2424
Sale	103,828	7.2244
Sale	7,700	7.1990
Sale	18,982	7.2381
Sale	102,256	7.0911
Sale	1,138	7.0539
Sale	54,922	7.2350
Sale	11,352	7.2635
Sale	250,000	7.2422

NB. The below transaction which was disclosed on 02/06/06 has been cancelled:

Purchase/sale	Number of Securities	Price per unit (GBP)
Sale	1,138	7.0539

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Long	5,534	7.2424
CFD	Long	59,000	7.2121
CFD	Long	103,828	7.2244
CFD	Short	24	7.0663
CFD	Long	7,700	7.1990
CFD	Long	2,315	7.1671
CFD	Long	11,352	7.2635
CFD	Long	9,159	7.2635
CFD	Long	18,982	7.2381

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Ex da

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (GBP)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	05 June 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panels website at www.thetakeoverpanel.org.uk

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	14:41 05-Jun-06
Number	0650E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	02/06/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	34,759,387	7.156%		
(2) Derivatives (other than options)			32,013	0.007%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	250,000	716.500p
Purchase	1,911	727.000p
Sale	252	722.500p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	05/06/06
Contact name	Albion Onojobi

Telephone number	020 7658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	**Written or purchased**	**Number of securities to which the option or derivative relates**	**Exercise price** (Note 2)	**Type, e.g. American, European etc.**	**Expiry date**
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	14:49 05-Jun-06
Number	0656E

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	02 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			225,916 (0.00%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			225,916 (0.00%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	654 (0.0001%)		
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total	654 (0.0001%)	

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	72	7.2450
Buy	150	7.2450
Buy	453	7.2450
Sell	788	7.1350
Sell	82	7.1450
Sell	90	7.1450
Sell	251	7.1450
Sell	320	7.1450
Sell	321	7.1450
Sell	754	7.1550
Sell	719	7.1650
Sell	711	7.1750
Sell	551	7.1900
Sell	609	7.2050
Sell	638	7.2050
Sell	509	7.2100
Sell	584	7.2100
Sell	530	7.2150
Sell	91	7.2250
Sell	500	7.2250
Sell	56	7.2300
Sell	252	7.2300
Sell	282	7.2300
Sell	357	7.2350
Sell	160	7.2400
Sell	453	7.2450
Sell	707	7.2450
Sell	800	7.2450
Sell	1509	7.2450
Sell	708	7.2500
Sell	1056	7.2550
Sell	1236	7.2550
Sell	1287	7.2550
Sell	855	7.2600
Sell	13	7.2250
Sell	25	7.2250
Sell	175	7.2250
Sell	225	7.2250
Sell	375	7.2250
Sell	600	7.2250
Sell	725	7.2250
Sell	18	7.2350
Sell	100	7.2350

Sell	130	7.2350
Sell	26	7.2450
Sell	35	7.2450
Sell	50	7.2450
Sell	65	7.2450
Sell	75	7.2450
Sell	100	7.2450
Sell	275	7.2450
Sell	325	7.2450
Sell	450	7.2450
Sell	511	7.2450
Sell	864	7.2450
Sell	1550	7.2450
Sell	19	7.2500
Sell	150	7.2500
Sell	225	7.2500
Sell	256	7.2500
Sell	274	7.2500
Sell	275	7.2500
Sell	346	7.2500
Sell	600	7.2500
Sell	600	7.2500
Sell	827	7.2500
Sell	975	7.2500
Sell	1945	7.2500
Sell	325	7.2550
Sell	600	7.2550
Sell	900	7.2550
Sell	1437	7.2550
Sell	46	7.2600
Sell	131	7.2600
Sell	433	7.2600
Sell	275	7.2650
Sell	715	7.2650

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 5)	**Number of securities** (Note 6)	**Price per unit** (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 6)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 4)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	**Details**	**Price per unit (if applicable)** (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	5 June 2006
Contact name	Wil Goldsmith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	15:40 05-Jun-06
Number	0722E

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	02 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	**(%)**	**Short Number**	**(%)**
(1) Relevant securities	794,650	0.17%	218,806	0.05%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	794,650	0.17%	218,806	0.05%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	**Long Number**	**(%)**	**Short Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security: **Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	904	7.1000 GBP
PURCHASE	3472	7.1300 GBP
PURCHASE	3475	7.1350 GBP
PURCHASE	3669	7.1400 GBP
PURCHASE	1831	7.1450 GBP
PURCHASE	3428	7.1550 GBP
PURCHASE	400	7.1600 GBP
SALE	8748	7.1650 GBP
SALE	17635	7.1700 GBP
SALE	7918	7.1750 GBP
PURCHASE	29092	7.1900 GBP
SALE	3000	7.1900 GBP
PURCHASE	8688	7.1950 GBP
SALE	6384	7.1950 GBP
PURCHASE	10999	7.2000 GBP
PURCHASE	14840	7.2050 GBP
SALE	4853	7.2050 GBP
PURCHASE	814	7.2100 GBP
SALE	9535	7.2100 GBP
PURCHASE	8016	7.2110 GBP
SALE	8016	7.2110 GBP
SALE	17360	7.2150 GBP
PURCHASE	5844	7.2200 GBP
SALE	5677	7.2200 GBP
PURCHASE	500	7.2250 GBP
SALE	1900	7.2250 GBP
PURCHASE	31940	7.2300 GBP
SALE	2992	7.2300 GBP
PURCHASE	220324	7.2310 GBP
SALE	220324	7.2310 GBP
PURCHASE	216923	7.2314 GBP
SALE	216923	7.2314 GBP
PURCHASE	17830	7.2350 GBP
SALE	15393	7.2350 GBP
PURCHASE	17749	7.2400 GBP
SALE	21036	7.2400 GBP
PURCHASE	10812	7.2450 GBP
SALE	22142	7.2450 GBP
PURCHASE	11931	7.2457 GBP
SALE	11931	7.2457 GBP
PURCHASE	16770	7.2500 GBP
SALE	50989	7.2500 GBP
PURCHASE	40586	7.2550 GBP
SALE	12967	7.2550 GBP
PURCHASE	29460	7.2600 GBP
SALE	21203	7.2600 GBP
PURCHASE	17110	7.2650 GBP
SALE	12962	7.2650 GBP
PURCHASE	1563	7.2700 GBP
SALE	8207	7.2700 GBP
PURCHASE	5025	7.2750 GBP
SALE	819	7.2750 GBP

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	05 JUNE 2006
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes
The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	16:36 05-Jun-06
Number	0782E

RNS Number:0782E
Franklin Resources Inc
05 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Franklin Resources, Inc.
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	June 2, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,069,582	7.84%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,069,582	7.84%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	4,340	7.1079 GBP
Sale	3,670	7.10 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure June 5, 2006

Contact name Lori A. Weber

Telephone number 954-847-2283

If a connected EFM, name of offeree/offeror with which connected N/A

If a connected EFM, state nature of connection (Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Boots Group PLC
TIDM	BOOT
Headline	Merger Update
Released	07:01 06-Jun-06
Number	0957E

5 June 2006

NOT FOR RELEASE, PUBLICATION, OR DISTRIBUTION IN, INTO OR FROM AUSTRALIA OR JAPAN

Posting of Merger Documents

The Boards of Boots and Alliance UniChem announce that the documentation in relation to the proposed Merger of Boots and Alliance UniChem has been posted today to shareholders of both companies. The Merger is being effected by means of a scheme of arrangement between Alliance UniChem and its shareholders pursuant to section 425 of the Companies Act (the "Scheme"). Boots Shareholders will receive, amongst other documents, the Boots circular in relation to the Merger (the "Circular") and the prospectus in connection with the New Boots Shares to be issued pursuant to the Merger (the "Prospectus"). Alliance UniChem Shareholders will receive, amongst other documents, the scheme document published by Alliance UniChem in connection with the Scheme (the "Scheme Document") and the Prospectus.

As set out in the documentation, the Boots Extraordinary General Meeting will be held to allow Boots Shareholders to vote on the resolutions required to approve and implement the Merger, and two shareholder meetings, namely the Court Meeting and the Alliance UniChem Extraordinary General Meeting, will be held to allow Alliance UniChem Shareholders to vote on the proposed resolutions required to approve the Scheme and the Merger. The key dates for these meetings are as follows:

Latest time for receipt of proxy forms for the Boots Extraordinary General Meeting	10.00 a.m. on 2 July 2006
Latest time for receipt of proxy forms for the Court Meeting	10.30 a.m. on 2 July 2006
Latest time for receipt of proxy forms for the Alliance UniChem Extraordinary General Meeting	10.45 a.m. on 2 July 2006
Boots Extraordinary General Meeting	10.00 a.m. on 4 July 2006
Court Meeting in respect of the Scheme	10.30 a.m. on 4 July 2006
Alliance UniChem Extraordinary General Meeting	10.45 a.m. on 4 July 2006

Copies of the Prospectus, Circular and Scheme Document will be submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility, which is situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (telephone number +44 (0)20 7066 1000), during normal business hours on any weekday (public holidays excepted).

Terms defined in this announcement have the same meanings as set out in the Prospectus dated 5 June 2006.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions. In particular, this announcement should not be distributed, forwarded to or transmitted in or into Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction.

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	Alliance UniChem PLC
TIDM	AUN
Headline	Merger Update
Released	07:01 06-Jun-06
Number	0935E

RNS Number:0935E
Alliance UniChem PLC
05 June 2006

FOR IMMEDIATE RELEASE
5 June 2006

NOT FOR RELEASE, PUBLICATION, OR DISTRIBUTION IN, INTO OR FROM AUSTRALIA OR JAPAN

Posting of Merger Documents

The Boards of Alliance UniChem and Boots announce that the documentation in relation to the proposed Merger of Boots and Alliance UniChem has been posted today to shareholders of both companies. The Merger is being effected by means of a scheme of arrangement between Alliance UniChem and its shareholders pursuant to section 425 of the Companies Act (the "Scheme"). Boots Shareholders will receive, amongst other documents, the Boots circular in relation to the Merger (the "Circular") and the prospectus in connection with the New Boots Shares to be issued pursuant to the Merger (the "Prospectus"). Alliance UniChem Shareholders will receive, amongst other documents, the scheme document published by Alliance UniChem in connection with the Scheme (the "Scheme Document") and the Prospectus.

As set out in the documentation, the Boots Extraordinary General Meeting will be held to allow Boots Shareholders to vote on the resolutions required to approve and implement the Merger, and two shareholder meetings, namely the Court Meeting and the Alliance UniChem Extraordinary General Meeting, will be held to allow Alliance UniChem Shareholders to vote on the proposed resolutions required to approve the Scheme and the Merger. The key dates for these meetings are as follows:

Latest time for receipt of proxy forms for the Boots Extraordinary General Meeting	10.00 a.m. on 2 July 2006
Latest time for receipt of proxy forms for the Court Meeting	10.30 a.m. on 2 July 2006
Latest time for receipt of proxy forms for the Alliance UniChem Extraordinary General Meeting	10.45 a.m. on 2 July 2006
Boots Extraordinary General Meeting	10.00 a.m. on 4 July 2006
Court Meeting in respect of the Scheme	10.30 a.m. on 4 July 2006
Alliance UniChem Extraordinary General Meeting	10.45 a.m. on 4 July 2006

Copies of the Prospectus, Circular and Scheme Document will be submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility, which is situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (telephone number +44 (0)20 7066 1000), during normal business hours on any weekday (public holidays excepted).

Terms defined in this announcement have the same meanings as set out in the Prospectus dated 5 June 2006.

Ends

Enquiries:

Alliance UniChem Plc
Marco Pagni / Gerald Gradwell 01932 870550

Gavin Anderson & Company
Richard Constant / Deborah Walter 020 7554 1400

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions. In particular, this announcement should not be distributed, forwarded to or transmitted in or into Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:26 06-Jun-06
Number	1146E

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	06 June 2006
Date of dealing	05 June 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

05 June 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	05/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
53,170	GBP 15.68	GBP 15.65
Total number of securities sold	**Highest price received**	**Lowest price received**
50,286	GBP 15.69	GBP 15.66

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name	**Writing,**	**Number of**	**Exercise**	**Type, e.g.**	**Type, e.g.**	**Option money**

eg call option	selling, purchasing, varying etc.	securities under option	price	American, European etc	American, European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	06/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	05/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
24,681	GBP 9.61	GBP 9.53
Total number of securities sold	**Highest price received**	**Lowest price received**
24,681	GBP 9.61	GBP 9.53

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this

form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	06/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	05/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
220,443	GBP 7.31	GBP 7.28

Total number of securities sold	Highest price received	Lowest price received
166,024	GBP 7.32	GBP 7.27

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
SHORT CFDSHORT			250,000GBP 7.31

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	06/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:46 06-Jun-06
Number	1169E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	05 JUNE 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
51,971	7.3500 GBP	7.3100 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
10,000	7.3650 GBP	7.3650 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	LONG	833,069	7.0600 GBP
CFD	SHORT	833,069	7.0600 GBP
CFD	LONG	48,970	7.3500 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product Writing, Number Exercise Type, e.g. Expiry Option

name,e.g call option	selling, purchasing, varying etc	of securities to which the option relates (Note 5)	price	American, European etc.	date	moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Date of disclosure	06 JUNE 2006
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*
END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified

countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:04 06-Jun-06
Number	1189E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**05 June 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
257464	7.3562 GBP	7.3283 GBP

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
213213	7.4107 GBP	7.315 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	Short	84600	7.35 GBP
CFD	Long	2500	7.2701 GBP
CFD	Long	18000	7.2701 GBP
CFD	Long	25500	7.2701 GBP
CFD	Short	10500	7.35 GBP
CFD	Short	100	7.3451 GBP
CFD	Short	20	7.3451 GBP
CFD	Short	180	7.3451 GBP
CFD	Long	5149	7.3299 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	06 June 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- Boots Group
Released	12:12 06-Jun-06
Number	1199E

RNS Number:1199E
Newton Investment Management Ltd
06 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 0.37179482
Date of dealing	05 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,254,096	1.70		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,254,096	1.70		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:

	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2,100	7.3
To Include a Take On of 1 Share		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 06 June 2006

Contact name Barry Smalls

Telephone number 0207 163 2251

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	Rule 8.3- Alliance Unichem
Released	12:35 06-Jun-06
Number	1245E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management International**
Company dealt in	**ALLIANCE UNICHEM PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**05 June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	**Short**
	Number (%)	**Number (%)**
(1) Relevant securities	**3896845 (1.08%)**	**0 (0%)**
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	**3896845 (1.08%)**	**0 (0%)**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**	**Short**
	Number (%)	**Number (%)**
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per uni
GB0009165720	ORD / CMN	Sale	114571	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(

to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) YES/NO

Date of disclosure	**06 June 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS COMPANY PLC (THE)**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:47 06-Jun-06
Number	1262E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	5 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
181,033	7.3550	7.2400

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
358,092	7.3650	7.2650

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Short	40,001	7.3283
CFD	Short	111,199	7.3283
CFD	Short	8,800	7.3283
CFD	Short	11,833	7.3469
CFD	Short	46,639	7.2754
CFD	Buy	65,860	7.2710

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	6 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END


Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:49 06-Jun-06
Number	1264E

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	5 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			281,599 (0.058%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			281,599 (0.058%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	654 (0.0001%)		
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total	654 (0.0001%)	

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	100	7.2950
Buy	100	7.3050
Buy	1200	7.3550
Sell	32	7.2950
Sell	104	7.2650
Sell	100	7.3250
Sell	425	7.3250
Sell	278	7.3300
Sell	750	7.3300
Sell	850	7.3300
Sell	1400	7.3300
Sell	116	7.3600
Sell	126	7.3500
Sell	975	7.3500
Sell	792	7.3500
Sell	1077	7.3500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	6 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	12:53 06-Jun-06
Number	1274E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	05/06/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	34,772,549	7.159%		
(2) Derivatives (other than options)			32,013	0.007%
(3) Options and agreements to purchase/sell				
Total				

which includes an in-specie transfer out of 6,838 shares.

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	20,000	729p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	06/06/06
Contact name	Albion Onojobi

Telephone number 020 7658 2962

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- Boots Group
Released	13:28 06-Jun-06
Number	1323E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management, L.P.**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**05 June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	**Short**
	Number (%)	**Number (%)**
(1) Relevant securities	**5472274 (1.13%)**	**0 (0%)**
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	**5472274 (1.13%)**	**0 (0%)**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**	**Short**
	Number (%)	**Number (%)**
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	555373	
GB00B0P7Y252	ORD / CMN	Purchase	3077	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**06 June 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	13:52 06-Jun-06
Number	1342E

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	05 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	794,650	0.17%	271,565	0.06%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	794,650	0.17%	271,565	0.06%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security: **Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	2000	724
PURCHASE	143	724
PURCHASE	1978	724
PURCHASE	422	725
PURCHASE	1118	725
SALE	-601	725
SALE	-2000	725
SALE	-1514	725
SALE	-3438	725.5
SALE	-1028	725.5
SALE	-12000	726
SALE	-1774	726
SALE	-2226	726
SALE	-2900	726
SALE	-6122	726.5
SALE	-7642	726.5
SALE	-600	726.5
PURCHASE	9477	727
PURCHASE	1114	727
PURCHASE	5000	727
SALE	-2863	727
SALE	-1546	727
PURCHASE	2087	727.5
PURCHASE	1269	727.5
PURCHASE	1000	727.5
PURCHASE	2400	727.5
PURCHASE	3000	727.5
SALE	-1000	727.5
PURCHASE	2091	728
PURCHASE	10000	728
PURCHASE	1157	728
PURCHASE	743	728
PURCHASE	990	728
PURCHASE	1759	728
PURCHASE	1963	728.5
PURCHASE	1000	728.5
PURCHASE	5000	728.5
SALE	-4000	728.5
SALE	-993	728.5
SALE	-900	728.5
SALE	-3000	728.5
PURCHASE	6400	729
PURCHASE	3000	729
PURCHASE	2300	729
PURCHASE	2988	729
PURCHASE	1159	729
PURCHASE	1056	729
PURCHASE	1	729
PURCHASE	1000	729
PURCHASE	355	729
PURCHASE	5100	729
PURCHASE	2000	729
SALE	-3000	729
SALE	-393	729
SALE	-3152	729
PURCHASE	420	729.5
PURCHASE	1000	729.5
SALE	-900	729.5
SALE	-994	729.5
SALE	-2006	729.5
PURCHASE	4000	730

SALE	-100	730
PURCHASE	11922	730.037242
SALE	-11922	730.037242
PURCHASE	158773	730.432526
SALE	-158773	730.432526
PURCHASE	1963	730.5
PURCHASE	3000	730.5
PURCHASE	586	730.5
SALE	-6496	730.5
SALE	-1940	730.5
SALE	-1060	730.5
SALE	-769	730.5
SALE	-4000	730.5
SALE	-5000	730.5
SALE	-103	730.5
SALE	-471	730.5
SALE	-5000	730.5
SALE	-2000	730.5
PURCHASE	2703	731
PURCHASE	1650	731
PURCHASE	1650	731
PURCHASE	592	731
PURCHASE	400	731
SALE	-5000	731
PURCHASE	161925	731.153312
SALE	-161925	731.153312
PURCHASE	900	731.5
PURCHASE	3300	731.5
PURCHASE	2000	731.5
PURCHASE	1172	731.5
PURCHASE	100	731.5
PURCHASE	1000	731.5
PURCHASE	1500	731.5
PURCHASE	1251	731.5
PURCHASE	1000	731.5
PURCHASE	2000	731.5
PURCHASE	2300	731.5
PURCHASE	2000	731.5
SALE	-1000	731.5
SALE	-5200	731.5
SALE	-900	731.5
PURCHASE	1000	732
PURCHASE	500	732
PURCHASE	1500	732
PURCHASE	3300	732.5
SALE	-3987	732.5
SALE	-2400	732.5
SALE	-1300	732.5
SALE	-2662	732.5
SALE	-5000	732.5
PURCHASE	1500	733
PURCHASE	6000	733
PURCHASE	2119	733
PURCHASE	936	733
PURCHASE	3890	733
PURCHASE	1110	733
PURCHASE	339	733
PURCHASE	2661	733
SALE	-5000	733
SALE	-5200	733
SALE	-9715	733
SALE	-753	733
SALE	-330	733
SALE	-670	733
SALE	-1100	733

SALE	-17	733
SALE	-683	733
PURCHASE	2000	733.5
PURCHASE	2000	733.5
PURCHASE	1400	733.5
PURCHASE	1900	733.5
PURCHASE	2000	733.5
SALE	-3000	733.5
SALE	-5243	733.5
SALE	-2553	733.5
PURCHASE	4289	734
SALE	-8708	734
SALE	-4915	734
SALE	-4000	734
SALE	-321	734
SALE	-3116	734
SALE	-1057	734
PURCHASE	11922	734.175935
SALE	-11922	734.175935
PURCHASE	4000	734.5
PURCHASE	2331	735
PURCHASE	969	735
PURCHASE	100	735
PURCHASE	2200	735
SALE	-4206	735
SALE	-7573	735
SALE	-127	735
SALE	-4656	735
SALE	-2175	735
SALE	-5000	735
SALE	-1912	735
SALE	-3670	735
SALE	-600	735
PURCHASE	1166	735.5
PURCHASE	2820	735.5
PURCHASE	1000	735.5
PURCHASE	3700	735.5
PURCHASE	5000	735.5
PURCHASE	1166	735.5
PURCHASE	2400	735.5
SALE	-7718	735.5
SALE	-8460	735.5
SALE	-1600	735.5
SALE	-500	735.5
SALE	-81	736
SALE	-5000	736
SALE	-19	736
PURCHASE	7693	736.5
SALE	-4700	736.5
SALE	-7947	736.5

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g.	Writing, selling,	Number of	Exercise price	Type, e.g. American,	Expiry date	Option money

call option	purchasing, varying etc	securities to which the option relates (Note 6)	European etc.	paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	06 JUNE 2006
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes
The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	15:43 06-Jun-06
Number	1478E

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	05/06/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 23,097 due to Transfer Deliver

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11604759	2.38920		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11604759	2.38920	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	06/06/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure - Amendment
Released	16:59 06-Jun-06
Number	1574E

This announcement replaces the previous RNS announcement reference 0545E released at 12:15 5 Jun 06. Amendment made to the Total number of securities purchased figure in 2.(a) due to the late entry of a trade. All other information remains unchanged.

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	02 JUNE 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
519,267	7.2650 GBP	7.1505 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
218,084	7.2434	7.1935 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	LONG	22,200	7.2559 GBP
FUTURE	LONG	175,000	7.3500 GBP
FUTURE	LONG	315,000	7.3550 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Date of disclosure	05 JUNE 2006
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END



Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	11:04 07-Jun-06
Number	1844E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	Boots Group
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.37179482
Date of dealing	06 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,737,512	3.65%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,737,512	3.65%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	25,900	GBP 7.4125
Purchase	25,900	GBP 7.4125

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date

(ii) Exercising

(d) Other dealings (including new securities) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Is a Supplemental Form 8 attached? (Note 9) **NO**

Telephone number	**0207 528 6742**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:34 07-Jun-06
Number	1874E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	06 JUNE 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
79,095	7.450 GBP	7.315 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
135,531	7.430 GBP	7.320 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

option relates (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Date of disclosure	07 JUNE 2006
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	11:41 07-Jun-06
Number	1901E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	06/06/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,222,549	7.252%		
(2) Derivatives (other than options)			32,013	0.007%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	450,000	738.711p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	07/06/06
Contact name	Albion Onojobi

Telephone number 020 7658 2962

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06

Notes

1. *Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.*

2. *For all prices and other monetary amounts, the currency must be stated.*

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:04 07-Jun-06
Number	1933E

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	07 June 2006
Date of dealing	06 June 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

06 June 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	06/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
135,428	GBP 15.75	GBP 15.67
Total number of securities sold	**Highest price received**	**Lowest price received**
137,661	GBP 15.74	GBP 15.67

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name	**Writing,**	**Number of**	**Exercise**	**Type, e.g.**	**Type, e.g.**	**Option money**

eg call option	selling, purchasing, varying etc.	securities under option	price	American, European etc	American, European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	07/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	06/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
197,074	GBP 9.83	GBP 9.55
Total number of securities sold	**Highest price received**	**Lowest price received**
221,784	GBP 9.80	GBP 9.55

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this

form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	07/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	06/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
659,208	GBP 7.45	GBP 7.35

Total number of securities sold	Highest price received	Lowest price received
728,824	GBP 7.45	GBP 7.35

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	07/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END



London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED
2006 OCT 26 A 9:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- (Boots Group)
Released	12:14 07-Jun-06
Number	1961E

RNS Number:1961E
Newton Investment Management Ltd
07 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 0.37179482
Date of dealing	06 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,253,895	1.70		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,253,895	1.70		

(b) Interests and *short* positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	201	7.43

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 07 June 2006

Contact name Barry Smalls

Telephone number 0207 163 2251

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:16 07-Jun-06
Number	1962E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**06 June 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
58711	**7.4253 GBP**	**7.3488 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
325310	**7.4243 GBP**	**7.375 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**7165**	**7.4253 GBP**
CFD	**Long**	**470**	**7.393 GBP**
CFD	**Short**	**19868**	**7.3929 GBP**
CFD	**Short**	**65000**	**7.3989 GBP**
CFD	**Short**	**39000**	**7.3943 GBP**
CFD	**Short**	**5500**	**7.3943 GBP**
CFD	**Short**	**39000**	**7.3943 GBP**
CFD	**Short**	**13500**	**7.3943 GBP**
CFD	**Short**	**3000**	**7.3943 GBP**
CFD	**Short**	**7790**	**7.375 GBP**
CFD	**Short**	**133200**	**7.4153 GBP**

CFD	Short	8924	7.4243 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	07 June 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons

and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

RECEIVED
2006 OCT 24 A 7:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Company	DresKleinWass. Grp Ld
TIDM	97HF
Headline	Rule 8.3 - Boots Group Plc
Released	12:29 07-Jun-06
Number	PRNUK-0706

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	ALLIANZ GLOBAL INVESTORSGLOBAL EQUITYBUSINESS UNIT
Company dealt in	BOOTS GROUP plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	6th JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	4,309,617 (0.89)	
ORDINARY SHARES		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		577,000 (0.12)
TOTAL	4,309,617 (0.89)	577,000 (0.12)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	507,239	GBP 7.38
SALE	183,665	GPB 7.32

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 7th JUNE 2006

Contact name ANDREW STEVENS / JAMES WALL

Telephone number 020 7475 5472 / 020 7 475 2194

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:35 07-Jun-06
Number	1990E

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	06 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	794,650	0.17%	276,023	0.06%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	794,650	0.17%	276,023	0.06%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	**Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	1204	730
PURCHASE	2000	730.5
PURCHASE	2000	730.5
PURCHASE	2145	731.5
PURCHASE	5444	731.5
SALE	-151	731.5
SALE	-1448	731.5
SALE	-1542	731.5
PURCHASE	2733	733
PURCHASE	1500	733
PURCHASE	6500	733
PURCHASE	1272	735.5
PURCHASE	1500	735.5
PURCHASE	1500	735.5
PURCHASE	300	735.5
PURCHASE	807	736
PURCHASE	2300	736
PURCHASE	5000	736
PURCHASE	3300	736.5
PURCHASE	1495	736.5
PURCHASE	1600	736.5
SALE	-2109	736.5
SALE	-1266	736.5
PURCHASE	3664	737
PURCHASE	3300	737
PURCHASE	2300	737.5
PURCHASE	2797	737.5
PURCHASE	269	737.5
PURCHASE	1311	737.5
SALE	-2992	737.5
SALE	-1765	737.5
SALE	-1941	737.5
PURCHASE	129	738
PURCHASE	1449	738
PURCHASE	3500	738
PURCHASE	1395	738
PURCHASE	2300	738
PURCHASE	4777	738
PURCHASE	3300	738
PURCHASE	3300	738
PURCHASE	2300	738
PURCHASE	2500	738
PURCHASE	727	738
PURCHASE	600	738
PURCHASE	1563	738
PURCHASE	1195	738
PURCHASE	1449	738
PURCHASE	6233	738
PURCHASE	6786	738
PURCHASE	4539	738
PURCHASE	17558	738
SALE	-1200	738
SALE	-2300	738
SALE	-2700	738
SALE	-5000	738
SALE	-3517	738
SALE	-1296	738
SALE	-237	738
SALE	-4870	738
SALE	-112	738
SALE	-3188	738

SALE	-10096	738
SALE	-17558	738
PURCHASE	1500	738.5
PURCHASE	1500	738.5
PURCHASE	2820	738.5
PURCHASE	1400	738.5
PURCHASE	13540	738.5
PURCHASE	58	738.5
PURCHASE	1425	738.5
PURCHASE	2500	738.5
SALE	-4946	738.5
SALE	-4100	738.5
SALE	-2500	738.5
SALE	-4100	738.5
SALE	-3200	738.5
SALE	-1423	738.5
SALE	-4100	738.5
SALE	-4098	738.5
SALE	-1000	738.5
SALE	-4000	738.5
SALE	-10726	738.5
PURCHASE	5652	739
PURCHASE	1402	739
PURCHASE	1000	739
PURCHASE	474	739
PURCHASE	225	739
PURCHASE	3075	739
SALE	-1204	739
SALE	-3540	739
PURCHASE	221939	739.169103
SALE	-221939	739.169103
PURCHASE	2277	739.5
SALE	-13522	739.5
SALE	-700	739.5
SALE	-9752	739.5
SALE	-4000	739.5
SALE	-3500	739.5
PURCHASE	7414	740
PURCHASE	2665	740
PURCHASE	2300	740
PURCHASE	7776	740
PURCHASE	1500	740
PURCHASE	623	740
PURCHASE	2600	740
SALE	-8712	740
PURCHASE	226550	740.391397
SALE	-226550	740.391397
PURCHASE	4230	740.5
PURCHASE	2765	740.5
PURCHASE	1565	740.5
PURCHASE	70	740.5
SALE	-3300	740.5
SALE	-4201	740.5
SALE	-2000	740.5
SALE	-3606	740.5
SALE	-1900	740.5
SALE	-200	740.5
SALE	-3100	740.5
PURCHASE	567	741
PURCHASE	2033	741
PURCHASE	3300	741
PURCHASE	1004	741
PURCHASE	1500	741
PURCHASE	2500	741
PURCHASE	6810	741

SALE	-8659	741
SALE	-2060	741
SALE	-2033	741
SALE	-3300	741
SALE	-1700	741
SALE	-6672	741
SALE	-4500	741
SALE	-3300	741
SALE	-13504	741
SALE	-6083	741
PURCHASE	1600	741.5
PURCHASE	4000	741.5
PURCHASE	1525	741.5
PURCHASE	2300	741.5
PURCHASE	23	741.5
PURCHASE	2300	741.5
PURCHASE	10000	741.5
PURCHASE	1404	741.5
PURCHASE	470	741.5
PURCHASE	1612	741.5
PURCHASE	2901	741.5
PURCHASE	1500	741.5
SALE	-3658	741.5
SALE	-4000	741.5
PURCHASE	17558	741.640449
SALE	-17558	741.640449
PURCHASE	3000	742
PURCHASE	3000	742
PURCHASE	1500	742
PURCHASE	3000	742
PURCHASE	1500	742
PURCHASE	1047	742
PURCHASE	2300	742
PURCHASE	4889	742
PURCHASE	2371	742
PURCHASE	4325	742
PURCHASE	3300	742
PURCHASE	6097	742
PURCHASE	1500	742
PURCHASE	2749	742
SALE	-7050	742
SALE	-1292	742
SALE	-1508	742
SALE	-505	742
SALE	-158	742
SALE	-3200	742
PURCHASE	1603	742.5
PURCHASE	1690	742.5
PURCHASE	2300	742.5
SALE	-6079	742.5
SALE	-13370	742.5
PURCHASE	3293	743
SALE	-7718	743.5
SALE	-1477	743.5
SALE	-6881	743.5
SALE	-800	743.5
PURCHASE	2700	744
SALE	-59	744.5
SALE	-1521	744.5
SALE	-8479	744.5
PURCHASE	5600	745
PURCHASE	1000	745
PURCHASE	1000	745
PURCHASE	798	745
PURCHASE	100	745

SALE	-6880	745.5
SALE	-6625	745.5
SALE	-877	745.5

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	07 JUNE 2006
Contact name	ROBIN RAGNUTH

Telephone number 020 7567 8289

Name of offeree/offeror with which connected BOOTS GROUP PLC

Nature of connection (Note 9) CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:41 07-Jun-06
Number	2003E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	6 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
89,654	7.4500	7.3550

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
871,052	7.4550	7.3488

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	107,776	7.3892
CFD	Short	11,826	7.3488
CFD	Short	32,873	7.3488
CFD	Short	2,601	7.3488
CFD	Short	61,165	7.3507
CFD	Short	170,038	7.3507
CFD	Short	13,456	7.3507
CFD	Short	13,509	7.4206
CFD	Long	262,518	7.4087
CFD	Long	65,860	7.4337
CFD	Long	105,375	7.4129
CFD	Long	65,000	7.4026
CFD	Long	65,000	7.4026

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	7 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:45 07-Jun-06
Number	2007E

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	6 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 2)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			308,315 (0.063%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			308,315 (0.063%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities	654 (0.0001%)		
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total	654 (0.0001%)	

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	107	7.3750
Buy	1003	7.4200
Buy	1000	7.4500
Buy	1601	7.4500
Buy	1000	7.4500
Buy	1000	7.4500
Buy	577	7.4250
Buy	200	7.4150
Buy	800	7.4350
Buy	1000	7.4300
Buy	1000	7.4300
Buy	932	7.4300
Buy	700	7.4300
Buy	263	7.4300
Buy	721	7.4300
Buy	257	7.4300
Buy	768	7.4300
Buy	994	7.4200
Buy	8000	7.3700
Buy	711	7.4050
Buy	200	7.4100
Buy	441	7.3900
Buy	8000	7.3550
Buy	525	7.4200
Buy	75	7.4250
Buy	500	7.4250
Buy	2309	7.4250
Buy	1025	7.3900
Buy	1300	7.3900
Buy	175	7.3900
Buy	25	7.4000
Buy	350	7.4000
Buy	1137	7.4000
Buy	13	7.4000
Buy	400	7.3850
Buy	75	7.4000
Buy	50	7.4050
Buy	225	7.4050
Buy	300	7.4050
Buy	250	7.4050
Buy	450	7.4050
Buy	125	7.4050
Buy	350	7.4050
Buy	200	7.4050

Buy	125	7.3950
Buy	100	7.3950
Buy	25	7.3950
Buy	100	7.3950
Buy	550	7.3900
Buy	990	7.3800
Buy	990	7.3800
Sell	1600	7.3850
Sell	193	7.3750
Sell	6000	7.4500
Sell	652	7.4550
Sell	211	7.4350
Sell	1467	7.4350
Sell	440	7.4100
Sell	94	7.4100
Sell	162	7.4200
Sell	2113	7.4250
Sell	8000	7.4300
Sell	1258	7.4000
Sell	443	7.3900
Sell	1082	7.3950
Sell	225	7.3900
Sell	90	7.3700
Sell	276	7.3800
Sell	947	7.3800
Sell	347	7.3850
Sell	150	7.3900
Sell	400	7.3800
Sell	1525	7.3750
Sell	125	7.3800
Sell	1003	7.3800
Sell	19791	7.3850
Sell	792	7.3900
Sell	792	7.3900
Sell	720	7.3900
Sell	1425	7.3900
Sell	1465	7.3900
Sell	1251	7.3800
Sell	669	7.3800
Sell	14843	7.3800

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 5)	**Number of securities** (Note 6)	**Price per unit** (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 6)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	7 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does *not* check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which *is addressed* solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the *specified* countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section



Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- Boots Group
Released	14:53 07-Jun-06
Number	2146E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management, L.P.**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**06 June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	**Short**
	Number (%)	**Number (%)**
(1) Relevant securities	**6116572 (1.26%)**	**0 (0%)**
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	**6116572 (1.26%)**	**0 (0%)**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**	**Short**
	Number (%)	**Number (%)**
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	644298	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(

to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**07 June 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	Rule 8.3- Alliance Unichem
Released	14:55 07-Jun-06
Number	2149E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management International**
Company dealt in	**ALLIANCE UNICHEM PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**06 June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	**Short**
	Number (%)	**Number (%)**
(1) Relevant securities	**3881948 (1.07%)**	**0 (0%)**
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	**3881948 (1.07%)**	**0 (0%)**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**	**Short**
	Number (%)	**Number (%)**
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per uni
GB0009165720	ORD / CMN	Sale	14897	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso

to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) YES/NO

Date of disclosure	**07 June 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS COMPANY PLC (THE)**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	14:55 07-Jun-06
Number	2153E

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	06/06/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11574836	2.38304		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11574836	2.38304	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	23137	7.38
SELL	6786	7.38

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	07/06/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Silchester International Inv.Ld
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	17:14 07-Jun-06
Number	2323E

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Silchester International Investors Limited**
Company dealt in	**BOOTS PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORDINARY**
Date of dealing	**7th JUNE 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	**28,331,117**	**5.83%**	**N/A**
(2) Derivatives (other than options)	**N/A**		**N/A**
(3) Options and agreements to purchase/sell	**N/A**		**N/A**
Total	**28,331,117**	**5.83%**	**N/A**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	400,000	732.2448 GBp

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note
N/A	N/A	N/A	N/A

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (
N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note
N/A	N/A	N/A

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)
N/A	N/A	N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**7th JUNE 2006**
Contact name	**Alison Ravenscroft**
Telephone number	**020 – 7518 7105**
If a connected EFM, name of offeree/offeror with which connected	**N/A**
If a connected EFM, state nature of connection (Note 10)	**N/A**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

RECEIVED
2006 OCT 26 A 9:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:28 08-Jun-06
Number	2654E

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	08 June 2006
Date of dealing	07 June 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

07 June 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	07/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
121,983	GBP 15.77	GBP 15.75
Total number of securities sold	**Highest price received**	**Lowest price received**
128,221	GBP 15.77	GBP 15.75

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name	Writing,	Number of	Exercise	Type, e.g.	Type, e.g.	Option money

	selling, purchasing, varying etc.	securities under option	price	American, European etc	American, European etc	paid/received per unit
eg call option						

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	08/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	07/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
27,150	GBP 9.68	GBP 9.65
Total number of securities sold	**Highest price received**	**Lowest price received**
9,557	GBP 9.68	GBP 9.66

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this

form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	08/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	07/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
645,862	GBP 7.36	GBP 7.31
Total number of securities sold	**Highest price received**	**Lowest price received**
304,127	GBP 7.40	GBP 7.30

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
SHORT CFDLONG			12,332GBP 7.36
SHORT CFDLONG			164,374GBP 7.36
SHORT CFDLONG			85,626GBP 7.36

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	08/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END



London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section



Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:02 08-Jun-06
Number	2713E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**07 JUNE 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
170,362	**7.3555 GBP**	**7.310073 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
108,343	**7.40 GBP**	**7.295 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	**Writing, selling, purchasing, varying etc**	**Number of securities to which the**	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option moneypaid/received per unit** (Note 3)

option relates (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Date of disclosure	08 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:21 08-Jun-06
Number	2760E

RECEIVED
2006 OCT 24 A 9:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	07 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	794,677	0.22%	213,352	0.06%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	794,677	0.22%	213,352	0.06%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	**Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	19,782	7.29 GBP
PURCHASE	4,900	7.295 GBP
PURCHASE	20,866	7.30 GBP
SALE	14,503	7.30 GBP
PURCHASE	7,127	7.305 GBP
SALE	3,995	7.305 GBP
PURCHASE	21,498	7.31 GBP
SALE	3,611	7.31 GBP
PURCHASE	7,286	7.315 GBP
SALE	50,119	7.315 GBP
PURCHASE	65,764	7.32 GBP
SALE	21,817	7.32 GBP
PURCHASE	32,505	7.325 GBP
SALE	36,961	7.325 GBP
PURCHASE	23,573	7.33 GBP
SALE	19,113	7.33 GBP
PURCHASE	12,790	7.335 GBP
SALE	14,776	7.335 GBP
PURCHASE	9,572	7.34 GBP
SALE	6,063	7.34 GBP
PURCHASE	15,822	7.345 GBP
SALE	8,874	7.345 GBP
PURCHASE	1,587	7.35 GBP
SALE	1,500	7.35 GBP
PURCHASE	4,893	7.355 GBP
SALE	1,300	7.355 GBP
SALE	1,832	7.375 GBP
SALE	898	7.395 GBP
PURCHASE	3,479	7.40 GBP
SALE	3,384	7.40 GBP

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	08 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	14:17 08-Jun-06
Number	2856E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**07 June 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
135258	**7.343 GBP**	**7.285 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
576252	**7.38 GBP**	**7.3061 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**17835**	**7.3135 GBP**
CFD	**Short**	**15571**	**7.3135 GBP**
CFD	**Long**	**300000**	**7.3815 GBP**
CFD	**Short**	**4617**	**7.3132 GBP**
CFD	**Short**	**5000**	**7.3061 GBP**
CFD	**Short**	**150000**	**7.3101 GBP**
CFD	**Short**	**8775**	**7.3063 GBP**
CFD	**Short**	**1238**	**7.3063 GBP**
CFD	**Short**	**8775**	**7.3063 GBP**
CFD	**Short**	**3037**	**7.3063 GBP**
CFD	**Short**	**675**	**7.3063 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ι

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**08 June 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**Advisor**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.



©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure-Amendment
Released	14:20 08-Jun-06
Number	2858E

FORM 38.5(a)

AMENDMENT – Due to cancelled transactions, the disclosure made on 07 June 2006, for trading on 06 June 2006 is being updated.
Total purchases originally disclosed, 58,711 shares, has been updated to total purchases, 211 shares
Total Sales originally disclosed, 325,310 shares, has been updated to total sales, 260,310 shares

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**06 June 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
211	7.4253 GBP	7.3488 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note
260,310	7.4243 GBP	7.375 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	7165	7.4253 GBP
CFD	Long	470	7.393 GBP
CFD	Short	19868	7.3929 GBP
CFD	Short	39000	7.3943 GBP

CFD	Short	5500	7.3943 GBP
CFD	Short	39000	7.3943 GBP
CFD	Short	13500	7.3943 GBP
CFD	Short	3000	7.3943 GBP
CFD	Short	7790	7.375 GBP
CFD	Short	133200	7.4153 GBP
CFD	Short	8924	7.4243 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	08 June 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END


Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	Rule 8.3- (Boots Group Plc)
Released	14:31 08-Jun-06
Number	2884E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**07 June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	**Number (%)**
(1) Relevant securities	**5150356 (1.06%)**	**0 (0%)**
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	**5150356 (1.06%)**	**0 (0%)**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	**Number (%)**
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	370279	
GB00B0P7Y252	ORD / CMN	Purchase	1436	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**08 June 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

RECEIVED
2006 OCT 26 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Boots Group Plc)
Released	14:34 08-Jun-06
Number	2888E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management, L.P.**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**07 June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	**Short**
	Number (%)	**Number (%)**
(1) Relevant securities	**6404857 (1.32%)**	**0 (0%)**
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	**6404857 (1.32%)**	**0 (0%)**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**	**Short**
	Number (%)	**Number (%)**
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	953	
GB00B0P7Y252	ORD / CMN	Purchase	279592	
GB00B0P7Y252	ORD / CMN	Purchase	7740	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**08 June 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

RECEIVED

2006 OCT 26 A 9:47

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	15:25 08-Jun-06
Number	2946E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 37.17948p**
Date of dealing	**07/06/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,440,749	7.297%		
(2) Derivatives (other than options)			32,013	0.007%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	225,000	733.016p
Sale	6,800	730.500p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	08/06/06
Contact name	Albion Onojobi

Telephone number 020 7658 2962

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED
2006 OCT 26 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	15:37 08-Jun-06
Number	2962E

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	07/06/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11574836	2.38304		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11574836	2.38304	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	3529	7.38
SELL	3529	7.38

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	08/06/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

RECEIVED

2006 OCT 26 A 7:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	07:00 09-Jun-06
Number	3165E

RNS Number:3165E
Franklin Resources Inc
08 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	JUNE 7, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,069,282	7.84%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,069,282	7.84%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	700	7.3200 GBP
SALE	1,000	7.3150 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure JUNE 8, 2006

Contact name LORI A. WEBER

Telephone number	954-847-2283
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	07:00 09-Jun-06
Number	3169E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	7 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
133,815	7.3550	7.3050

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
1,209,002	7.3550	7.2900

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	199,800	7.3275
CFD	Short	555,444	7.3275
CFD	Short	43,956	7.3275
CFD	Long	176,706	7.355

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	8 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END


Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	08:12 09-Jun-06
Number	3241E

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	7 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			282,117 (0.058%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			282,117 (0.058%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	654 (0.0001%)		
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total	654 (0.0001%)	

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	725	7.3550
Buy	425	7.3450
Buy	1500	7.3400
Buy	1236	7.3450
Buy	792	7.3450
Buy	175	7.3050
Buy	225	7.3050
Buy	50	7.3050
Buy	975	7.3100
Buy	775	7.3150
Buy	555	7.3150
Buy	270	7.3150
Buy	200	7.3200
Buy	619	7.3250
Buy	1075	7.3300
Buy	75	7.3250
Buy	125	7.3250
Buy	25	7.3100
Buy	200	7.3100
Buy	150	7.3100
Buy	75	7.3100
Buy	125	7.3100
Buy	175	7.3100
Buy	100	7.3100
Buy	25	7.3200
Buy	125	7.3200
Buy	125	7.3200
Buy	75	7.3200
Buy	225	7.3200
Buy	100	7.3200
Buy	25	7.3200
Buy	300	7.3200
Buy	200	7.3300
Buy	2000	7.3350
Buy	1273	7.3350
Buy	725	7.3050
Buy	600	7.3050
Buy	591	7.3150
Buy	77	7.3050
Buy	77	7.3050
Buy	100	7.3050
Buy	1073	7.3050
Buy	875	7.3050
Buy	77	7.3250

Buy	398	7.3250
Buy	800	7.3250
Buy	1202	7.3250
Buy	299	7.3250
Buy	20	7.3250
Buy	169	7.3250
Buy	325	7.3200
Buy	350	7.3200
Buy	100	7.3200
Buy	77	7.3200
Buy	123	7.3200
Buy	475	7.3200
Buy	275	7.3200
Buy	550	7.3350
Buy	77	7.3250
Buy	150	7.3300
Buy	77	7.3200
Buy	1176	7.3200
Buy	125	7.3250
Buy	225	7.3250
Buy	850	7.3300
Buy	875	7.3300
Buy	375	7.3250
Buy	250	7.3250
Sell	1220	7.3550
Sell	1240	7.3550

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 5)	**Number of securities** (Note 6)	**Price per unit** (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 6)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 4)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	**Details**	**Price per unit (if applicable)** (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	8 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons

and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Boots Group PLC
TIDM	BOOT
Headline	Director/PDMR Shareholding
Released	11:18 09-Jun-06
Number	3366E

On 9th June 2006, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 2,842 ordinary shares of 37 7/39p each in the Company to employees who had exercised SAYE share options, at an average price of £6.24. This represents approximately 0.0005% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker, and Mr. P. Bateman..

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 2,842.

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	11:36 09-Jun-06
Number	3385E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	**Boots Group**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.37179482**
Date of dealing	**08 June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	17,737,512	3.65%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,737,512	3.65%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	3,100	GBP 7.2425
Purchase	3,100	GBP 7.2425

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	09 June 2006
Contact name	Helen Lewis

Telephone number	**0207 528 6742**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved



Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:44 09-Jun-06
Number	3396E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	08 JUNE 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
185,000	7.245 GBP	7.23622 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
40,339	7.246159 GBP	7.235 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

option relates (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Date of disclosure	09 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:46 09-Jun-06
Number	3409E

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	08 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	799,766	0.16%	40,082	0.01%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	799,766	0.16%	40,082	0.01%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security: **Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	1,413	7.21 GBP
SALE	15,275	7.215 GBP
PURCHASE	8,701	7.22 GBP
PURCHASE	38,594	7.225 GBP
PURCHASE	28,707	7.23 GBP
SALE	7,241	7.23 GBP
PURCHASE	26,917	7.235 GBP
SALE	6,287	7.235 GBP
PURCHASE	64,038	7.24 GBP
SALE	18,061	7.24 GBP
PURCHASE	27,593	7.245 GBP
SALE	31,895	7.245 GBP
PURCHASE	25,510	7.25 GBP
SALE	17,794	7.25 GBP
PURCHASE	100,000	7.25086 GBP
PURCHASE	20,964	7.255 GBP
SALE	36,466	7.255 GBP
PURCHASE	8,083	7.26 GBP
SALE	32,587	7.26 GBP
PURCHASE	1,839	7.265 GBP
SALE	10,000	7.265 GBP
PURCHASE	4,982	7.27 GBP
SALE	550	7.275 GBP

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction	Details	Price per unit (if applicable)

(Note 7)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	09 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:54 09-Jun-06
Number	3427E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**08 June 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
101031	**7.245 GBP**	**7.2152 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
432142	**7.2855 GBP**	**7.235 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Long**	**4500**	**7.2392 GBP**
CFD	**Long**	**10000**	**7.2392 GBP**
CFD	**Long**	**8500**	**7.2392 GBP**
CFD	**Short**	**6024**	**7.2539 GBP**
CFD	**Long**	**150000**	**7.2348 GBP**
CFD	**Short**	**347**	**7.2482 GBP**
CFD	**Short**	**133200**	**7.235 GBP**
CFD	**Short**	**11929**	**7.2464 GBP**
CFD	**Short**	**1683**	**7.2464 GBP**
CFD	**Short**	**11929**	**7.2464 GBP**
CFD	**Short**	**4129**	**7.2464 GBP**

CFD	Short	918	7.2464 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	09 June 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons

and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:25 09-Jun-06
Number	3471E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	8 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
79,119	7.2750	7.2250

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
173,839	7.2690	7.2250

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	50,000	7.269
CFD	Short	153	7.2384
CFD	Short	283	7.2384
CFD	Short	5,507	7.2441

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	9 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END


Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section



RECEIVED
2006 OCT 26 A 9:45

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:27 09-Jun-06
Number	3472E

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	8 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			310,987 (0.064%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			310,987 (0.064%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	654 (0.0001%)		
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total	654 (0.0001%)	

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	989	7.2250
Buy	256	7.2650
Buy	940	7.2650
Buy	92	7.2750
Buy	115	7.2300
Buy	2000	7.2300
Buy	100	7.2300
Buy	1323	7.2250
Buy	129	7.2300
Buy	147	7.2400
Buy	78	7.2400
Buy	559	7.2450
Buy	1468	7.2450
Buy	2159	7.2450
Buy	2128	7.2450
Buy	1772	7.2450
Buy	229	7.2400
Buy	38	7.2350
Buy	310	7.2350
Buy	833	7.2300
Buy	310	7.2500
Buy	8000	7.2400
Buy	146	7.2350
Buy	55	7.2350
Buy	550	7.2750
Buy	1174	7.2450
Buy	150	7.2450
Buy	144	7.2450
Buy	1339	7.2550
Buy	400	7.2600
Buy	200	7.2600
Buy	375	7.2600
Buy	225	7.2600
Buy	675	7.2600
Buy	573	7.2450
Buy	78	7.2450
Buy	791	7.2500
Buy	791	7.2500
Buy	350	7.2500
Buy	62	7.2500
Buy	88	7.2500
Buy	1523	7.2550
Buy	791	7.2550
Buy	222	7.2550

Buy	791	7.2500
Buy	548	7.2500
Buy	243	7.2500
Sell	471	7.2450
Sell	1500	7.2450
Sell	839	7.2450
Sell	1033	7.2500
Sell	439	7.2500
Sell	2759	7.2600
Sell	1329	7.2400
Sell	1300	7.2400
Sell	340	7.2350
Sell	300	7.2250
Sell	200	7.2300
Sell	573	7.2300
Sell	133	7.2300
Sell	100	7.2250
Sell	100	7.2450
Sell	190	7.2450
Sell	1188	7.2450
Sell	223	7.2550
Sell	1377	7.2550
Sell	323	7.2550
Sell	708	7.2650
Sell	3026	7.2650
Sell	1148	7.2450
Sell	293	7.2450
Sell	155	7.2400
Sell	587	7.2400
Sell	2820	7.2350
Sell	5892	7.2350
Sell	156	7.2550
Sell	2820	7.2350
Sell	1190	7.2350
Sell	496	7.2400
Sell	50	7.2350
Sell	25	7.2350
Sell	1	7.2350
Sell	100	7.2350
Sell	2289	7.2400
Sell	511	7.2400
Sell	2237	7.2250
Sell	791	7.2250
Sell	296	7.2250
Sell	1108	7.2500
Sell	25	7.2550
Sell	628	7.2500
Sell	1000	7.2500
Sell	25	7.2450
Sell	50	7.2450
Sell	50	7.2450
Sell	100	7.2400
Sell	350	7.2350
Sell	500	7.2350
Sell	325	7.2300
Sell	75	7.2300
Sell	175	7.2350
Sell	125	7.2350
Sell	1525	7.2350
Sell	50	7.2400
Sell	326	7.2450
Sell	274	7.2450
Sell	49	7.2450
Sell	185	7.2450
Sell	1367	7.2350

Sell	246	7.2300
Sell	342	7.2300
Sell	100	7.2300
Sell	14832	7.2350
Sell	989	7.2350

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative

referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	9 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:39 09-Jun-06
Number	3506E

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	09 June 2006
Date of dealing	08 June 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

08 June 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	08/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
170,236	GBP 15.78	GBP 15.70
Total number of securities sold	**Highest price received**	**Lowest price received**
162,043	GBP 15.76	GBP 15.70

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name	**Writing,**	**Number of**	**Exercise**	**Type, e.g.**	**Type, e.g.**	**Option money**

eg call option	selling, purchasing, varying etc.	securities under option	price	American, European etc	American, European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	09/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	08/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
8,483	GBP 9.54	GBP 9.51
Total number of securities sold	**Highest price received**	**Lowest price received**
1,161	GBP 9.52	GBP 9.50

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
Short CFD	Long	1,100	GBP9.54

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	09/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	08/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
240,152	GBP 7.25	GBP 7.23

Total number of securities sold	Highest price received	Lowest price received
271,015	GBP 7.25	GBP 7.23

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	09/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Boots Group Plc)
Released	13:27 09-Jun-06
Number	3563E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management, L.P.**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**08 June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	**Number (%)**
(1) Relevant securities	**6975881 (1.44%)**	**0 (0%)**
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	**6975881 (1.44%)**	**0 (0%)**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	**Number (%)**
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	16090	
GB00B0P7Y252	ORD / CMN	Purchase	554934	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**09 June 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	14:21 09-Jun-06
Number	3594E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	08/06/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,590,749	7.327%		
(2) Derivatives (other than options)			32,013	0.007%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	150,000	724.333p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	09/06/06
Contact name	Albion Onojobi
Telephone number	

020 7658 2962

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are

responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	14:51 09-Jun-06
Number	3631E

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	08/06/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11564325	2.38088		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11564325	2.38088	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	2175	7.24
SELL	10801	7.29
SELL	1885	7.24

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	09/06/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure - Amendment
Released	16:21 09-Jun-06
Number	3741E

Amendment – Due to cancelled and late booked transactions, the disclosure of 8 June 2006, for trading of 7 June 2006 is being updated.
Total Purchase originally disclosed 135,258 shares, has been update to Total Purchases 435,258
Total Sales originally disclosed 576,252 shares, has been updated to Total Sales 276,252

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**07 June 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
435,258	**7.343 GBP**	**7.285 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
276,252	**7.38 GBP**	**7.3061 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**17835**	**7.3135 GBP**
CFD	**Short**	**15571**	**7.3135 GBP**
CFD	**Short**	**300000**	**7.3815 GBP**
CFD	**Short**	**4617**	**7.3132 GBP**
CFD	**Short**	**5000**	**7.3061 GBP**
CFD	**Short**	**150000**	**7.3101 GBP**

CFD	Short	8775	7.3063 GBP
CFD	Short	1238	7.3063 GBP
CFD	Short	8775	7.3063 GBP
CFD	Short	3037	7.3063 GBP
CFD	Short	675	7.3063 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	09 June 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END



Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED
2006 OCT 26 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Grp PLC
Released	07:00 12-Jun-06
Number	3900E

RNS Number:3900E
Franklin Resources Inc
09 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	JUNE 8, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,104,022	7.84%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,104,022	7.84%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	34,740	7.311 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	JUNE 9, 2006
Contact name	LORI A. WEBER
Telephone number	954-847-2283
If a connected EFM, name of	N/A

offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:07 12-Jun-06
Number	4025E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	09 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
38767	7.3572 GBP	7.3376 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
5850	7.3962 GBP	7.3456 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	7267	7.3568 GBP
CFD	Long	26500	7.3414 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing,	Number of securities to which the option	Exercise price	Type, e.g. American,	Expiry date	Opti paid

	varying etc.	relates (Note 5)		European etc.		per ı
Call Option	**B**	**3288**	**8.0279 GBP**	**European**	**08/08/06**	**0.05ŧ**

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	**12 June 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**Advisor**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Silchester International Inv.Ld
TIDM	
Headline	Rule 8.3 BOOTS plc
Released	10:21 12-Jun-06
Number	4035E

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Silchester International Investors Limited**
Company dealt in	**BOOTS PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORDINARY**
Date of dealing	**9th JUNE 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	27,631,117	5.69%	N/A
(2) Derivatives (other than options)	N/A		N/A
(3) Options and agreements to purchase/sell	N/A		N/A
Total	27,631,117	5.69%	N/A

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	700,000	734.7981 GBp

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note
N/A	N/A	N/A	N/A

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (
N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note
N/A	N/A	N/A

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)
N/A	N/A	N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**12th JUNE 2006**
Contact name	**Alison Ravenscroft**
Telephone number	**020 – 7518 7105**
If a connected EFM, name of offeree/offeror with which connected	**N/A**
If a connected EFM, state nature of connection (Note 10)	**N/A**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:18 12-Jun-06
Number	4108E

FORM 38.5a (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5a OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	12 June 2006
Date of dealing	09 June 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

09 June 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	09/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
113,313	GBP 15.74	GBP 15.68
Total number of securities sold	**Highest price received**	**Lowest price received**
115,634	GBP 15.74	GBP 15.69

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name	Writing,	Number of	Exercise	Type, e.g.	Type, e.g.	Option money

	selling,	securities under	price	American,	American,	
eg call option	purchasing,	option		European etc	European etc	paid/received
	varying etc.					per unit

(ii) Exercising

Product name	Number of securities under	Exercise price
eg call option	option	

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	12/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	09/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
92,680	GBP 9.66	GBP 9.64

Total number of securities sold	Highest price received	Lowest price received
100,695	GBP 9.68	GBP 9.55

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
SHORT CFDSHORT			1,100GBP 9.62

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name	Number of securities under	Exercise price
eg call option	option	

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	12/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	09/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
450,729	GBP 7.37	GBP 7.25

Total number of securities sold	Highest price received	Lowest price received
422,352	GBP 7.36	GBP 7.30

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	12/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section


RECEIVED

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group plc
Released	11:46 12-Jun-06
Number	4140E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.3717948**
Date of dealing	**09 JUNE 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	6,181,944	1.273%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	6,181,944	1.273%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	1,120,640	GBP7.320000
PURCHASE	1,120,640	GBP7.320000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	12 JUNE 2006
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:50 12-Jun-06
Number	4148E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	09 JUNE 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
30,521	7.38 GBP	7.31 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
-	-	-

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

option relates (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Date of disclosure	12 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:59 12-Jun-06
Number	4166E


RECEIVED
2006 OCT 26 A 9:45

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	09 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	778,916	0.16%	39,929	0.01%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	778,916	0.16%	39,929	0.01%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security: **Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	323	7.45 GBP
PURCHASE	1977	7.265 GBP
SALE	988	7.28 GBP
SALE	20971	7.30 GBP
SALE	7715	7.305 GBP
SALE	2227	7.31 GBP
PURCHASE	10328	7.325 GBP
PURCHASE	2231	7.33 GBP
SALE	14411	7.33 GBP
PURCHASE	4525	7.335 GBP
SALE	3490	7.335 GBP
PURCHASE	29880	7.34 GBP
SALE	14731	7.34 GBP
PURCHASE	13614	7.345 GBP
SALE	7332	7.345 GBP
PURCHASE	37352	7.35 GBP
SALE	29754	7.35 GBP
PURCHASE	20886	7.355 GBP
SALE	60047	7.355 GBP
PURCHASE	19646	7.36 GBP
SALE	15547	7.36 GBP
PURCHASE	7101	7.365 GBP
SALE	27546	7.365 GBP
PURCHASE	16283	7.37 GBP
SALE	3090	7.37 GBP

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	12 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes
The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:19 12-Jun-06
Number	4192E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	9 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
24,095	7.3750	7.3350

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note
709,322	7.3600	7.2632

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Long	50,000	7.269
CFD	Short	153	7.2384
CFD	Short	283	7.2384
CFD	Short	5,507	7.2441

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	12 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:21 12-Jun-06
Number	4194E

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	9 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			295,749 (0.061%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			295,749 (0.061%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	654 (0.0001%)		
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total	654 (0.0001%)	

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	950	7.3550
Buy	100	7.3550
Buy	1422	7.3550
Buy	585	7.3550
Buy	50	7.3500
Buy	525	7.3550
Buy	750	7.3550
Buy	775	7.3550
Buy	366	7.3550
Buy	775	7.3550
Buy	100	7.3600
Buy	2839	7.3600
Buy	370	7.3500
Buy	77	7.3400
Buy	77	7.3400
Buy	1445	7.3450
Buy	800	7.3450
Buy	250	7.3550
Buy	1300	7.3550
Buy	400	7.3550
Buy	325	7.3700
Buy	50	7.3700
Buy	100	7.3750
Buy	9888	7.3650
Sell	275	7.3300
Sell	650	7.3300
Sell	125	7.3300
Sell	972	7.3300
Sell	466	7.3100
Sell	791	7.3600
Sell	475	7.3600
Sell	100	7.3600
Sell	154	7.3500
Sell	100	7.3500
Sell	100	7.3450
Sell	111	7.3450
Sell	114	7.3350
Sell	800	7.3300
Sell	1197	7.3300
Sell	503	7.3300
Sell	114	7.3300
Sell	145	7.3250
Sell	200	7.3500

Sell	100	7.3500
Sell	320	7.3500
Sell	280	7.3500
Sell	508	7.3500
Sell	481	7.3500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 5)	**Number of securities** (Note 6)	**Price per unit** (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 6)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 4)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	**Details**	**Price per unit (if applicable)** (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative

referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	12 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	13:48 12-Jun-06
Number	4275E

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	09/06/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11564629	2.38094		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11564629	2.38094	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	790	7.36
SELL	486	7.37

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	12/06/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	14:56 12-Jun-06
Number	4316E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management, L.P.**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**09 June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	6,999,796 (1.46%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	6,999,796 (1.46%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	23915	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(

to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**12 June 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	15:23 12-Jun-06
Number	4354E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Schroders plc***
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 37.17948p**
Date of dealing	**09/06/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	35,828,840	7.326%		
(2) Derivatives (other than options)			32,301	0.007%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	261,379	730.0p
Sale	23,288	732.5p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Written call option	Short	3,288	5.8920p

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	12/06/06
Contact name	Albion Onojobi

Telephone number	020 7658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,288 Ordinary shares	802.79p	European	08/08/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3 - Boots Group PLC
Released	17:47 12-Jun-06
Number	4501E

RNS Number:4501E
Franklin Resources Inc
12 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Franklin Resources, Inc.
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	June 9, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,284,062	7.88%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,284,062	7.88%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	180,620	7.272 GBP
Sale	580	7.305 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure June 12, 2006

Contact name	Lori A. Weber
Telephone number	954-847-2283
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Silchester International Inv.Ld
TIDM	
Headline	Rule 8.3- BOOTS plc
Released	11:01 13-Jun-06
Number	4793E

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Silchester International Investors Limited**
Company dealt in	**BOOTS PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORDINARY**
Date of dealing	**12th JUNE 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	**27,127,271**	**5.58%**	**N/A**
(2) Derivatives (other than options)	**N/A**		**N/A**
(3) Options and agreements to purchase/sell	**N/A**		**N/A**
Total	**27,127,271**	**5.58%**	**N/A**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	503,846	731.8735 GBp

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note
N/A	N/A	N/A	N/A

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (
N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note
N/A	N/A	N/A

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)
N/A	N/A	N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**13th JUNE 2006**
Contact name	**Alison Ravenscroft**
Telephone number	**020 – 7518 7105**
If a connected EFM, name of offeree/offeror with which connected	**N/A**
If a connected EFM, state nature of connection (Note 10)	**N/A**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:48 13-Jun-06
Number	4867E

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	13 June 2006
Date of dealing	12 June 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

12 June 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	12/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
71,153	GBP 15.70	GBP 15.68
Total number of securities sold	**Highest price received**	**Lowest price received**
74,670	GBP 15.70	GBP 15.68

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name	Writing,	Number of	Exercise	Type, e.g.	Type, e.g.	Option money

	selling,	securities under	price	American,	American,	
eg call option	purchasing,	option		European etc	European etc	paid/received
	varying etc.					per unit

(ii) Exercising

Product name	Number of securities under	Exercise price
eg call option	option	

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	13/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	12/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
39,045	GBP 9.65	GBP 9.62

Total number of securities sold	Highest price received	Lowest price received
42,188	GBP 9.70	GBP 9.62

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name	Number of securities under	Exercise price
eg call option	option	

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this

form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	13/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	12/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
427,171	GBP 7.36	GBP 7.28
Total number of securities sold	**Highest price received**	**Lowest price received**
382,935	GBP 7.35	GBP 7.28

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	13/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END


Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:07 13-Jun-06
Number	4892E

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	12 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	762,838	0.16%	83,831	0.02%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	762,838	0.16%	83,831	0.02%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	2,899	7.26 GBP
SALE	800	7.27 GBP
PURCHASE	6,352	7.275 GBP
PURCHASE	21,763	7.28 GBP
SALE	4,763	7.28 GBP
SALE	4,571	7.285 GBP
SALE	29,034	7.29 GBP
PURCHASE	5,700	7.295 GBP
SALE	2,655	7.295 GBP
PURCHASE	18,909	7.30 GBP
SALE	22,976	7.30 GBP
PURCHASE	24,495	7.305 GBP
SALE	3,247	7.305 GBP
PURCHASE	14,556	7.31 GBP
SALE	1,943	7.31 GBP
PURCHASE	9,264	7.315 GBP
SALE	10,412	7.315 GBP
PURCHASE	15,543	7.32 GBP
SALE	33,539	7.32 GBP
PURCHASE	22,826	7.325 GBP
SALE	5,043	7.325 GBP
PURCHASE	12,795	7.33 GBP
SALE	1,399	7.33 GBP
PURCHASE	11,128	7.34 GBP
SALE	35,232	7.34 GBP
PURCHASE	12,035	7.345 GBP
SALE	8,829	7.345 GBP
PURCHASE	8,921	7.35 GBP
SALE	2,721	7.35 GBP
SALE	4,776	7.355 GBP

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	13 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes
The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:09 13-Jun-06
Number	4901E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	12 JUNE 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
16,177	7.35 GBP	7.285 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
235,945	7.35147 GBP	7.285 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	94,043	7.319796 GBP
CFD	SHORT	133,200	7.32 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

the option relates (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Date of disclosure	13 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:15 13-Jun-06
Number	4909E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**12 June 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
85720	7.3515 GBP	7.315 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
15852	7.4061 GBP	7.2942 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	151	7.331 GBP
CFD	Short	24	7.331 GBP
CFD	Short	59	7.331 GBP
CFD	Short	31936	7.331 GBP
CFD	Short	4651	7.331 GBP
CFD	Short	19376	7.331 GBP
CFD	Short	11416	7.331 GBP
CFD	Short	678	7.331 GBP
CFD	Short	1063	7.331 GBP
CFD	Short	13774	7.331 GBP
CFD	Short	1872	7.331 GBP

CFD	Short	10754	7.2999 GBP
CFD	Long	7450	7.3515 GBP
CFD	Short	1000	7.2927 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ι

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	13 June 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:17 13-Jun-06
Number	4911E

FORM 38.5(a)

AMENDMENT – Due to amended transaction, the disclosure made on 12 June 2006, for trading on 09 June 2006 is being updated.
Total purchases originally disclosed, 38,767 shares, has been updated to total purchases, 12,267 shares
Total sales originally disclosed, 5850 shares, has been updated to total sales, 32,350 shares

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**09 June 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
12,267	**7.3572 GBP**	**7.3376 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
32,350	**7.3962 GBP**	**7.3456 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**7267**	**7.3568 GBP**
CFD	**Short**	**26500**	**7.3414 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı
Call Option	B	3288	8.0279 GBP	European	08/08/06	0.05

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	13 June 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:28 13-Jun-06
Number	4940E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	12 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
38,241	7.3300	7.2750

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
6,998	7.3600	7.2750

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Long	917	7.2837
CFD	Short	36,773	7.3075
CFD	Short	62	7.2837

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	13 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:29 13-Jun-06
Number	4965E

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	12 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			312,632 (0.064%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			312,632 (0.064%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	654 (0.0001%)		
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total	654 (0.0001%)	

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	2192	7.3200
Buy	75	7.3050
Buy	77	7.3050
Buy	100	7.3050
Buy	262	7.2950
Buy	338	7.2950
Buy	404	7.2950
Sell	372	7.3200
Sell	650	7.3200
Sell	1034	7.3200
Sell	769	7.3200
Sell	80	7.3200
Sell	175	7.3200
Sell	775	7.3150
Sell	325	7.3100
Sell	792	7.3050
Sell	250	7.3000
Sell	350	7.3000
Sell	200	7.3000
Sell	450	7.3000
Sell	375	7.3000
Sell	650	7.3000
Sell	325	7.3000
Sell	23	7.2950
Sell	817	7.2950
Sell	840	7.2950
Sell	213	7.3000
Sell	450	7.3000
Sell	1125	7.3000
Sell	150	7.3000
Sell	100	7.2750
Sell	475	7.2750
Sell	650	7.2750
Sell	7916	7.2750

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	**Long/short** (Note 5)	**Number of securities** (Note 6)	**Price per unit** (Note 4)

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 6)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 4)

(ii) **Exercising**

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 4)

(d) **Other dealings (including new securities)** (Note 3)

Nature of transaction (Note 7)	**Details**	**Price per unit (if applicable)** (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	13 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

RECEIVED
2006 OCT 25 A 9:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Go to market news section



Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	14:02 13-Jun-06
Number	5039E

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	12/06/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 1 due to Transfer Deliver

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11564628	2.38094		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11564628	2.38094	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	13/06/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	14:50 13-Jun-06
Number	5092E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 37.17948p**
Date of dealing	**12/06/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	35,439,132	7.296%		
(2) Derivatives (other than options)			35,301	0.007%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	13,323	736p
Sale	364,044	733p
Sale	12,341	732p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	13/06/06
Contact name	Albion Onojobi

Telephone number 020 7658 2962

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	**Written or purchased**	**Number of securities to which the option or derivative relates**	**Exercise price** (Note 2)	**Type, e.g. American, European etc.**	**Expiry date**
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,288 Ordinary shares	802.79p	European	08/08/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END


Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Silchester International Inv.Ld
TIDM	
Headline	Rule 8.3- BOOTS plc
Released	17:00 13-Jun-06
Number	5252E

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Silchester International Investors Limited**
Company dealt in	**BOOTS PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORDINARY**
Date of dealing	**13th JUNE 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	**27,007,589**	**5.56%**	**N/A**
(2) Derivatives (other than options)	**N/A**		**N/A**
(3) Options and agreements to purchase/sell	**N/A**		**N/A**
Total	**27,007,589**	**5.56%**	**N/A**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	119,682	731.3362 GBp

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note
N/A	N/A	N/A	N/A

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (
N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note
N/A	N/A	N/A

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)
N/A	N/A	N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**13th JUNE 2006**
Contact name	**Alison Ravenscroft**
Telephone number	**020 – 7518 7105**
If a connected EFM, name of offeree/offeror with which connected	**N/A**
If a connected EFM, state nature of connection (Note 10)	**N/A**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED
2006 OCT 26 A 9:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:22 14-Jun-06
Number	5513E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**13 June 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
88047	7.2542 GBP	7.1978 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
495923	7.2804 GBP	7.181 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	8947	7.289 GBP
CFD	Short	128029	7.181 GBP
CFD	Short	114800	7.2125 GBP
CFD	Short	155200	7.2125 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	14 June 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED
2006 OCT 25 A 9:4

Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3-Boots Group Plc
Released	10:41 14-Jun-06
Number	5536E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	Boots Group
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.37179482
Date of dealing	13 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,878,901	3.68%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,878,901	3.68%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	153,389	GBP 7.24257
Sale	12,000	GBP 7.3325

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**14 June 2006**
Contact name	**Helen Lewis**

Telephone number	**0207 528 6742**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - Boots Group Plc
Released	10:48 14-Jun-06
Number	PRNUK-1406

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.37179482
Date of dealing	13/06/2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	8,762,357 1.80	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	8,762,357 1.80	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	247,463	7.28120 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 14/06/2006

Contact name	Lara Shitta-Bey
Telephone number	0207 548 2293
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	11:19 14-Jun-06
Number	5576E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	13 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
488,519	7.4000	7.1950

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
664,847	7.3161	7.2000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	150,000	7.2003
CFD	Short	50,000	7.3035
CFD	Long	33,630	7.2549
CFD	Short	420	7.2823
CFD	Short	16,626	7.3161

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	14 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	11:22 14-Jun-06
Number	5598E

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	13 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			335,042 (0.069%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			335,042 (0.069%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	654 (0.0001%)		
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total	654 (0.0001%)	

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	200	7.2150
Buy	102	7.2000
Buy	2000	7.2850
Buy	800	7.2800
Buy	725	7.2800
Buy	828	7.2800
Buy	300	7.2800
Buy	791	7.2800
Buy	350	7.2800
Buy	100	7.2700
Buy	50	7.2750
Buy	225	7.2750
Buy	175	7.2700
Buy	1562	7.2700
Buy	2700	7.2900
Buy	989	7.2900
Buy	989	7.2900
Buy	77	7.2050
Buy	1699	7.2300
Buy	791	7.2800
Buy	791	7.2800
Sell	500	7.2100
Sell	1475	7.2400
Sell	1000	7.2200
Sell	25	7.2000
Sell	175	7.2050
Sell	200	7.2150
Sell	325	7.2150
Sell	225	7.2150
Sell	175	7.2150
Sell	268	7.2750
Sell	275	7.2600
Sell	975	7.2600
Sell	3318	7.2600
Sell	341	7.2600
Sell	44	7.2600
Sell	1175	7.2600
Sell	59	7.2600
Sell	6924	7.2900
Sell	2389	7.2900
Sell	210	7.2900
Sell	5845	7.2900

Sell	4415	7.2900
Sell	143	7.2450
Sell	464	7.2900
Sell	286	7.2900
Sell	300	7.2900
Sell	84	7.2900
Sell	30	7.2950
Sell	100	7.2850
Sell	821	7.2950
Sell	671	7.2950
Sell	295	7.2950
Sell	225	7.2850
Sell	325	7.2850
Sell	525	7.2850
Sell	225	7.2750
Sell	254	7.2750
Sell	846	7.2750
Sell	1575	7.2750
Sell	638	7.2800
Sell	5	7.2400
Sell	504	7.2400

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 5)	**Number of securities** (Note 6)	**Price per unit** (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 6)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 4)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	**Details**	**Price per unit (if applicable)** (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	14 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED
2006 OCT 25 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:51 14-Jun-06
Number	5635E

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	13 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	762,750	0.16%	56,255	0.01%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	762,750	0.16%	56,255	0.01%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security: **Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	487	7.195 GBP
SALE	10152	7.195 GBP
PURCHASE	18155	7.20 GBP
SALE	10700	7.20 GBP
PURCHASE	3668	7.205 GBP
SALE	13121	7.205 GBP
PURCHASE	5700	7.21 GBP
PURCHASE	5364	7.215 GBP
SALE	2793	7.215 GBP
PURCHASE	24059	7.22 GBP
SALE	4000	7.22 GBP
PURCHASE	3943	7.225 GBP
SALE	10597	7.225 GBP
PURCHASE	11164	7.23 GBP
SALE	17703	7.23 GBP
PURCHASE	11600	7.235 GBP
SALE	7679	7.235 GBP
PURCHASE	3237	7.24 GBP
SALE	28159	7.24 GBP
PURCHASE	7157	7.245 GBP
SALE	10301	7.245 GBP
PURCHASE	8835	7.25 GBP
PURCHASE	3316	7.255 GBP
SALE	5957	7.255 GBP
PURCHASE	23334	7.26 GBP
SALE	6898	7.26 GBP
PURCHASE	22158	7.265 GBP
SALE	17064	7.265 GBP
PURCHASE	3225	7.27 GBP
SALE	2200	7.27 GBP
SALE	8961	7.275 GBP
PURCHASE	21634	7.28 GBP
SALE	6230	7.28 GBP
PURCHASE	10650	7.285 GBP
SALE	24772	7.285 GBP
PURCHASE	17263	7.29 GBP
SALE	42271	7.29 GBP
PURCHASE	4000	7.295 GBP
SALE	3435	7.295 GBP
PURCHASE	1969	7.30 GBP
SALE	4511	7.30 GBP
PURCHASE	10762	7.305 GBP
SALE	3036	7.305 GBP
PURCHASE	4372	7.31 GBP
SALE	2662	7.315 GBP
PURCHASE	1338	7.32 GBP
SALE	800	7.325 GBP
PURCHASE	1710	7.33 GBP
SALE	7251	7.335 GBP
PURCHASE	1400	7.34 GBP
SALE	5831	7.34 GBP
PURCHASE	1800	7.345 GBP
SALE	2242	7.345 GBP
SALE	1022	7.355 GBP
SALE	1167	7.36 GBP
SALE	4314	7.365 GBP
PURCHASE	17324	7.37 GBP
SALE	1393	7.37 GBP
PURCHASE	2934	7.395 GBP

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	14 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286

Name of offeree/offeror with which connected BOOTS GROUP PLC

Nature of connection (Note 9) CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:58 14-Jun-06
Number	5645E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	13 JUNE 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
66,092	7.29 GBP	7.245 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
202,999	7.289708 GBP	7.20 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	70,000	7.2391 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

option relates (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Date of disclosure	**14 JUNE 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	Rule 8.3- (Boots)
Released	12:01 14-Jun-06
Number	5647E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**13 June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	**Number (%)**
(1) Relevant securities	**5208070 (1.07%)**	**0 (0%)**
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	**5208070 (1.07%)**	**0 (0%)**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	**Number (%)**
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	57714	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(

to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**14 June 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED
2006 OCT 26 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Boots)
Released	12:03 14-Jun-06
Number	5650E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management, L.P.**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**13 June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	**Short**
	Number (%)	**Number (%)**
(1) Relevant securities	**6497272 (1.34%)**	**0 (0%)**
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	**6497272 (1.34%)**	**0 (0%)**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**	**Short**
	Number (%)	**Number (%)**
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	854187	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(

to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**14 June 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:06 14-Jun-06
Number	5652E

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	14 June 2006
Date of dealing	13 June 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

13 June 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	13/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
148,440	GBP 15.70	GBP 15.64
Total number of securities sold	**Highest price received**	**Lowest price received**
275,167	GBP 15.71	GBP 15.64

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name	Writing,	Number of	Exercise	Type, e.g.	Type, e.g.	Option money

eg call option	selling, purchasing, varying etc.	securities under option	price	American, European etc	American, European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	14/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	13/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
12,865	GBP 9.59	GBP 9.53
Total number of securities sold	**Highest price received**	**Lowest price received**
7,787	GBP 9.66	GBP 9.56

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
SHORT CFDLONG			400GBP 9.55

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	14/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	13/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
500,817	GBP 7.33	GBP 7.20
Total number of securities sold	**Highest price received**	**Lowest price received**
436,314	GBP 7.32	GBP 7.22

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	14/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Mondrian Investment Partners Ltd
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	12:13 14-Jun-06
Number	5659E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Mondrian Investment Partners Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Boots Group Plc Ordinary Shares
Date of dealing	13 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number(%)
(1) Relevant securities	31,948,8916.578%	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	31,948,8916.578%	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: *Details*

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	49,462	£7.24

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	14 June 2006
Contact name	Clark Simpson

Telephone number	0207 477 7010
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	12:26 14-Jun-06
Number	5667E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	13/06/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,542,094	7.317%		
(2) Derivatives (other than options)			35,301	0.007%
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	55	719.5p
Purchase	103,017	722.5p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure 14/06/06

Contact name Albion Onojobi

Telephone number 020 7658 2962

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,288 Ordinary shares	802.79p	European	08/08/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END


Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	13:11 14-Jun-06
Number	5748E

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	13/06/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities	11560265	2.38004		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11560265	2.38004	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	4363	7.23

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	14/06/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Boots Group PLC
TIDM	BOOT
Headline	Director/PDMR Shareholding
Released	15:17 14-Jun-06
Number	5881E

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH

3. Name of *person discharging managerial responsibilities/director*

RICHARD BAKER

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 37 7/39P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

TD WATERHOUSE NOMINEES (EUROPE) LTD A/C CES NOMS

8 State the nature of the transaction

Appropriation of shares under the All Employee Share Ownership Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

34

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

MINIMAL

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

...

13. Price per *share* or value of transaction

£7.34

14. Date and place of transaction

12th June 2006 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

652,371 0.1343%

16. Date issuer informed of transaction

14th June 2006 (NOTIFIED BY ADMINISTRATORS)

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

...

18. Period during which or date on which it can be exercised

...

19. Total amount paid (if any) for grant of the option

...

20. Description of *shares* or debentures involved (*class* and number)

...

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

...

22. Total number of *shares* or debentures over which options held following notification

...

23. Any additional information

...

24. Name of contact and telephone number for queries

……………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

14th June 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

BOTH

3. Name of *person discharging managerial responsibilities/director*

PAUL BATEMAN

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 37 7/39P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

TD WATERHOUSE NOMINEES (EUROPE) LTD A/C CES NOMS

8 State the nature of the transaction

Appropriation of shares under the All Employee Share Ownership Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

34

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

MINIMAL

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

...

13. Price per *share* or value of transaction

£7.34

14. Date and place of transaction

12th June 2006 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

296,282 0.0609%

16. Date issuer informed of transaction

14th June 2006 (NOTIFIED BY ADMINISTRATORS)

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

… … … … … … … … … … … …

18. Period during which or date on which it can be exercised

… … … … … … … … … … … …

19. Total amount paid (if any) for grant of the option

… … … … … … … … … … … …

20. Description of *shares* or debentures involved (*class* and number)

… … … … … … … … … … … …

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

… … … … … … … … … … … …

22. Total number of *shares* or debentures over which options held following notification

… … … … … … … … … … … …

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

……………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

14th June 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

MICHAEL OLIVER

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 37 7/39P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

TD WATERHOUSE NOMINEES (EUROPE) LTD A/C CES NOMS

8 State the nature of the transaction

Appropriation of shares under the All Employee Share Ownership Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

34

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

MINIMAL

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

……………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

… … … … … … … … … … … …

13. Price per *share* or value of transaction

£7.34

14. Date and place of transaction

12th June 2006 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

95,136 0.0195%

16. Date issuer informed of transaction

14th June 2006 (NOTIFIED BY ADMINISTRATORS)

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

… … … … … … … … … … … …

18. Period during which or date on which it can be exercised

… … … … … … … … … … … …

19. Total amount paid (if any) for grant of the option

… … … … … … … … … … … …

20. Description of *shares* or debentures involved (*class* and number)

… … … … … … … … … … … …

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

… … … … … … … … … … … …

22. Total number of *shares* or debentures over which options held following notification

… … … … … … … … … … … …

23. Any additional information

… … … … … … … … … … … …

24. Name of contact and telephone number for queries

… … … … … … … … … … … …

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

14th June 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

IAN FILBY

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 37 7/39P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

TD WATERHOUSE NOMINEES (EUROPE) LTD A/C CES NOMS

8 State the nature of the transaction

Appropriation of shares under the All Employee Share Ownership Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

34

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

MINIMAL

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

… … … … … … … … … … … …

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

… … … … … … … … … … … …

13. Price per *share* or value of transaction

£7.34

14. Date and place of transaction

12th June 2006 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

88,132 0.0181%

16. Date issuer informed of transaction

14th June 2006 (NOTIFIED BY ADMINISTRATORS)

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

… … … … … … … … … … … …

18. Period during which or date on which it can be exercised

… … … … … … … … … … … …

19. Total amount paid (if any) for grant of the option

… … … … … … … … … … … …

20. Description of *shares* or debentures involved (*class* and number)

… … … … … … … … … … … …

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

… … … … … … … … … … … …

22. Total number of *shares* or debentures over which options held following notification

… … … … … … … … … … … …

23. Any additional information

… … … … … … … … … … … …

24. Name of contact and telephone number for queries

… … … … … … … … … … … …

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

14th June 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

ALEX GOURLAY

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 37 7/39P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

TD WATERHOUSE NOMINEES (EUROPE) LTD A/C CES NOMS

8 State the nature of the transaction

Appropriation of shares under the All Employee Share Ownership Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

34

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

MINIMAL

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

...

13. Price per *share* or value of transaction

£7.34

14. Date and place of transaction

12th June 2006 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

76,790 0.0158%

16. Date issuer informed of transaction

14th June 2006 (NOTIFIED BY ADMINISTRATORS)

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

...

18. Period during which or date on which it can be exercised

...

19. Total amount paid (if any) for grant of the option

...

20. Description of *shares* or debentures involved (*class* and number)

...

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

...

22. Total number of *shares* or debentures over which options held following notification

...

23. Any additional information

...

24. Name of contact and telephone number for queries

...

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

14th June 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH

3. Name of *person discharging managerial responsibilities/director*

JAMES SMART

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 37 7/39P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

TD WATERHOUSE NOMINEES (EUROPE) LTD A/C CES NOMS

8 State the nature of the transaction

Appropriation of shares under the All Employee Share Ownership Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

34

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

MINIMAL

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

… … … … … … … … … … … …

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

… … … … … … … … … … … …

13. Price per *share* or value of transaction

£7.34

14. Date and place of transaction

12th June 2006 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

78,631 0.0161%

16. Date issuer informed of transaction

14th June 2006 (NOTIFIED BY ADMINISTRATORS)

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

… … … … … … … … … … … …

18. Period during which or date on which it can be exercised

… … … … … … … … … … … …

19. Total amount paid (if any) for grant of the option

… … … … … … … … … … … …

20. Description of *shares* or debentures involved (*class* and number)

… … … … … … … … … … … …

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

… … … … … … … … … … … …

22. Total number of *shares* or debentures over which options held following notification

… … … … … … … … … … … …

23. Any additional information

… … … … … … … … … … … …

24. Name of contact and telephone number for queries

… … … … … … … … … … … …

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

14th June 2006

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	15:25 14-Jun-06
Number	5872E

RNS Number:5872E
Franklin Resources Inc
14 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	JUNE 13, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,283,041	7.88%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,283,041	7.88%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	1,021	7.225 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	JUNE 14, 2006
Contact name	LORI A. WEBER
Telephone number	954-847-2283

If a connected EFM, name of offeree/offeror with which connected | N/A

If a connected EFM, state nature of connection (Note 10) | N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED
2006 OCT 25 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	08:16 15-Jun-06
Number	6200E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	14 JUNE 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
10,360	7.415 GBP	7.28 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
246,420	7.36275 GBP	7.3312 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

option
relates
(Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Date of disclosure	15 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*
END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	08:27 15-Jun-06
Number	6211E

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	14 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	764,821	0.16%	72,992	0.02%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	764,821	0.16%	72,992	0.02%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	**Details**

3. **DEALINGS** (Note 3)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	487	7.195 GBP
SALE	10152	7.195 GBP
PURCHASE	18155	7.20 GBP
SALE	10700	7.20 GBP
PURCHASE	3668	7.205 GBP
SALE	13121	7.205 GBP
PURCHASE	5700	7.21 GBP
PURCHASE	5364	7.215 GBP
SALE	2793	7.215 GBP
PURCHASE	24059	7.22 GBP
SALE	4000	7.22 GBP
PURCHASE	3943	7.225 GBP
SALE	10597	7.225 GBP
PURCHASE	11164	7.23 GBP
SALE	17703	7.23 GBP
PURCHASE	11600	7.235 GBP
SALE	7679	7.235 GBP
PURCHASE	3237	7.24 GBP
SALE	28159	7.24 GBP
PURCHASE	7157	7.245 GBP
SALE	10301	7.245 GBP
PURCHASE	8835	7.25 GBP
PURCHASE	3316	7.255 GBP
SALE	5957	7.255 GBP
PURCHASE	23334	7.26 GBP
SALE	6898	7.26 GBP
PURCHASE	22158	7.265 GBP
SALE	17064	7.265 GBP
PURCHASE	3225	7.27 GBP
SALE	2200	7.27 GBP
SALE	8961	7.275 GBP
PURCHASE	21634	7.28 GBP
SALE	6230	7.28 GBP
PURCHASE	10650	7.285 GBP
SALE	24772	7.285 GBP
PURCHASE	17263	7.29 GBP
SALE	42271	7.29 GBP
PURCHASE	4000	7.295 GBP
SALE	3435	7.295 GBP
PURCHASE	1969	7.30 GBP
SALE	4511	7.30 GBP
PURCHASE	10762	7.305 GBP
SALE	3036	7.305 GBP
PURCHASE	4372	7.31 GBP
SALE	2662	7.315 GBP
PURCHASE	1338	7.32 GBP
SALE	4200	7.32 GBP
SALE	800	7.325 GBP
PURCHASE	1710	7.33 GBP
SALE	7251	7.335 GBP
PURCHASE	1400	7.34 GBP
SALE	5831	7.34 GBP
PURCHASE	1800	7.345 GBP
SALE	2242	7.345 GBP
SALE	1022	7.355 GBP
SALE	1167	7.36 GBP
SALE	4314	7.365 GBP
PURCHASE	17324	7.37 GBP
PURCHASE	1393	7.37 GBP
PURCHASE	2934	7.395 GBP

(b) Derivatives transactions (other than options)

Product name, e.g Long/short CFD (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	15 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286

Name of offeree/offeror with which connected BOOTS GROUP PLC

Nature of connection (Note 9) CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Silchester International Inv.Ld
TIDM	
Headline	Rule 8.3- (Boots Group PLC)
Released	09:28 15-Jun-06
Number	6237E

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Silchester International Investors Limited**
Company dealt in	**BOOTS PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORDINARY**
Date of dealing	**14th JUNE 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	26,245,487	5.40%	N/A
(2) Derivatives (other than options)	N/A		N/A
(3) Options and agreements to purchase/sell	N/A		N/A
Total	26,245,487	5.40%	N/A

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	762,102	735.7099 GBp

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note
N/A	N/A	N/A	N/A

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (
N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note
N/A	N/A	N/A

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)
N/A	N/A	N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**15th JUNE 2006**
Contact name	**Alison Ravenscroft**
Telephone number	**020 – 7518 7105**
If a connected EFM, name of offeree/offeror with which connected	**N/A**
If a connected EFM, state nature of connection (Note 10)	**N/A**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED
2006 OCT 25 A 9:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Credit Suisse Asset Management Ltd
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	09:34 15-Jun-06
Number	6236E

RNS Number:6236E
Credit Suisse Asset Management Ltd
15 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1) CREDIT SUISSE ASSET MANAGEMENT LIMITED, LONDON

Company dealt in BOOTS GROUP PLC

Class of relevant security to which the dealings being disclosed relate (Note 2) COMM STK PAR GBP 37.179

Date of dealing 14 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,973,974	(1.23)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	5,973,974	(1.23)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	37,400	7.295 (GBP)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 15 JUNE 2006

Contact name ROSS KEOGH

Telephone number 020 7426 2759

If a connected EFM, name of offeree/offeror with which connected ALLIANCE UNICHEM PLC

If a connected EFM, state nature of connection (Note 10)
EXEMPT FUND MANAGER IS UNDER THE SAME CONTROL AS A CONNECTED ADVISOR TO THE OFFEROR

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	10:32 15-Jun-06
Number	6289E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	14 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
100,504	7.4050	7.3000

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
138,600	7.4200	7.3400

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Short	37,200	7.3459
CFD	Short	4,953	7.379
CFD	Short	676	7.3827
CFD	Short	47	7.3827

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	15 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	10:34 15-Jun-06
Number	6291E

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	14 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			328,379 (0.068%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			328,379 (0.068%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	654 (0.0001%)		
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total	654 (0.0001%)	

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	758	7.3000
Buy	284	7.3100
Buy	575	7.3350
Buy	175	7.3350
Buy	175	7.3350
Buy	300	7.3350
Buy	352	7.3350
Buy	100	7.3350
Buy	225	7.3350
Buy	325	7.3350
Buy	52	7.3500
Buy	2586	7.3550
Buy	211	7.3550
Buy	252	7.3950
Buy	576	7.4000
Buy	31	7.3800
Buy	200	7.3900
Buy	750	7.3900
Buy	1575	7.4050
Buy	1245	7.4050
Buy	500	7.3750
Sell	352	7.4050
Sell	625	7.4150
Sell	550	7.3950
Sell	50	7.3750
Sell	2018	7.3850
Sell	989	7.3950

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 5)	**Number of securities** (Note 6)	**Price per unit** (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 6)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 4)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	**Details**	**Price per unit (if applicable)** (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	15 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED
2006 OCT 26 A 9:47

Company	Mondrian Investment Partners Ltd
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	11:57 15-Jun-06
Number	6394E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Mondrian Investment Partners Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Boots Group Plc Ordinary Shares
Date of dealing	14 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	31,894,7576.567%	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	31,894,7576.567%	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	54,134	£7.34

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	15 June 2006
Contact name	Clark Simpson

Telephone number	0207 477 7010
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3-Boots Group Plc
Released	12:17 15-Jun-06
Number	6445E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Legal & General Investment Management Ltd.***
Company dealt in	**Boots Group**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.37179482**
Date of dealing	**14 June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	18,769,607	3.86%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,769,607	3.86%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	890,706	GBP 7.3603

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	15 June 2006
Contact name	Helen Lewis

Telephone number	**0207 528 6742**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	12:24 15-Jun-06
Number	6455E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	14/06/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,635,414	7.337%		
(2) Derivatives (other than options)			35,301	0.007%
(3) Options and agreements to purchase/sell				
Total	35,635,414	7.337%	35,301	0.007%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,320	720.000p
Purchase	92,000	736.037p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 8 attached? (Note 9) YES

Date of disclosure	15/06/06
Contact name	Albion Onojobi

Telephone number	020 7658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	**Written or purchased**	**Number of securities to which the option or derivative relates**	**Exercise price** (Note 2)	**Type, e.g. American, European etc.**	**Expiry date**
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,288 Ordinary shares	802.79p	European	08/08/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END


London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - Boots Group Plc
Released	12:25 15-Jun-06
Number	PRNUK-1506

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.37179482
Date of dealing	14/06/2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	8,832,546 1.81	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	8,832,546 1.81	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	70189	7.34500 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 15/06/2006

Contact name	Lara Shitta-Bey
Telephone number	0207 548 2293
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:27 15-Jun-06
Number	6460E

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	15 June 2006
Date of dealing	14 June 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

14 June 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group PLC - ADR

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	14/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
120,021	GBP 15.67	GBP 15.64
Total number of securities sold	**Highest price received**	**Lowest price received**
118,620	GBP 15.67	GBP 15.64

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	15/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	14/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
29,565	GBP 9.70	GBP 9.69
Total number of securities sold	**Highest price received**	**Lowest price received**
18,131	GBP 9.73	GBP 9.63

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
SHORT CFDSHORT			400GBP 9.72

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this

form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	15/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group PLC
Class of relevant security to which the dealings being disclosed relate	ADR
Date of dealing	14/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
8,286	USD 13.50	USD 13.50

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	15/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc

Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	14/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
139,815	GBP 7.41	GBP 7.27
Total number of securities sold	**Highest price received**	**Lowest price received**
168,992	GBP 7.40	GBP 3.66

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**
SHORT CFDSHORT			800GBP 7.38

(c) Options transactions in respect of existing securities

Product name eg call option	**Writing, selling, purchasing, varying etc.**	**Number of securities under option**	**Exercise price**	**Type, e.g. American, European etc**	**Type, e.g. American, European etc**	**Option money paid/received per unit**

(ii) Exercising

Product name eg call option	**Number of securities under option**	**Exercise price**

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	15/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:43 15-Jun-06
Number	6472E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**14 June 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
150482	**7.3853 GBP**	**7.3175 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
149886	**7.4666 GBP**	**7.3722 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**596**	**7.4018 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European**	**Expiry date**	**Opti paid per ı**

				etc.		

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	15 June 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure - Amendment
Released	12:43 15-Jun-06
Number	6474E

FORM 38.5(a)

AMENDMENT – Due to amended transaction, the disclosure made on 14 June 2006, for trading on 13 June 2006 is being updated.
Total sales originally disclosed, 495,923 shares, has been updated to total sales, 495,986 shares

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**13 June 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
88047	7.2542 GBP	7.1978 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
495,986	7.2804 GBP	7.181 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	8947	7.289 GBP
CFD	Short	128092	7.181 GBP
CFD	Short	114800	7.2125 GBP
CFD	Short	155200	7.2125 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	15 June 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

RECEIVED

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure-Amendment
Released	13:03 15-Jun-06
Number	6505E

Amendment

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	12/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
426,648	GBP 7.36	GBP 7.28

Total number of securities sold	Highest price received	Lowest price received
382,935	GBP 7.35	GBP 7.28

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	13/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END



London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	15:15 15-Jun-06
Number	6622E

RNS Number:6622E
Franklin Resources Inc
15 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	JUNE 14, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,312,571	7.89%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,312,571	7.89%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	30,200	7.335 GBP
SALE	670	7.340 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	JUNE 15, 2006
Contact name	LORI A. WEBER
Telephone number	954-847-2283
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Boots)
Released	16:02 15-Jun-06
Number	6716E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management, L.P.**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**14 June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	**Short**
	Number (%)	**Number (%)**
(1) Relevant securities	**7436906 (1.53%)**	**0 (0%)**
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	**7436906 (1.53%)**	**0 (0%)**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**	**Short**
	Number (%)	**Number (%)**
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	939634	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/: unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(

to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**15 June 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section



Company	Silchester International Inv.Ld
TIDM	
Headline	Rule 8.3- (Boots Group PLC)
Released	10:04 16-Jun-06
Number	7017E

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Silchester International Investors Limited
Company dealt in	BOOTS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	15th JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	25,845,487	5.32%	N/A
(2) Derivatives (other than options)	N/A		N/A
(3) Options and agreements to purchase/sell	N/A		N/A
Total	25,845,487	5.32%	N/A

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. **DEALINGS** (Note 4)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit *(Note 5)*
SALE	400,000	745.5113 GBp

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note
N/A	N/A	N/A	N/A

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (
N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note
N/A	N/A	N/A

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)
N/A	N/A	N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	16th JUNE 2006
Contact name	Alison Ravenscroft
Telephone number	020 – 7518 7105
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:06 16-Jun-06
Number	7100E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**15 June 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
329117	**7.5341 GBP**	**7.40 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
164751	**7.4661 GBP**	**7.4489 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**49683**	**7.405 GBP**
CFD	**Short**	**95125**	**7.405 GBP**
CFD	**Short**	**1210**	**7.5341 GBP**
CFD	**Short**	**1417**	**7.4661 GBP**
CFD	**Short**	**1190**	**7.4919 GBP**
CFD	**Short**	**590**	**7.5341 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	16 June 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Boots Group
Released	11:43 16-Jun-06
Number	7156E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	**Boots Group**
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.37179482
Date of dealing	**15 June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,291,741	3.97%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	19,291,741	3.97%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	307,532	GBP 7.3949

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	16 June 2006
Contact name	Helen Tasker

Telephone number	**0207 528 6818**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:49 16-Jun-06
Number	7169E

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	16 June 2006
Date of dealing	15 June 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

15 June 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	15/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
125,133	GBP 15.75	GBP 15.67
Total number of securities sold	**Highest price received**	**Lowest price received**
129,636	GBP 15.70	GBP 15.68

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name	**Writing,**	**Number of**	**Exercise**	**Type, e.g.**	**Type, e.g.**	**Option money**

	selling,	securities under	price	American,	American,	
eg call option	purchasing,	option		European etc	European etc	paid/received
	varying etc.					per unit

(ii) Exercising

Product name	Number of securities under	Exercise price
eg call option	option	

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	16/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	15/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
113,541	GBP 9.91	GBP 9.75
Total number of securities sold	**Highest price received**	**Lowest price received**
4,265	GBP 9.93	GBP 9.76

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name	Number of securities under	Exercise price
eg call option	option	

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this

form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	16/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	15/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
378,755	GBP 7.57	GBP 7.40
Total number of securities sold	**Highest price received**	**Lowest price received**
559,029	GBP 7.57	GBP 7.40

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	16/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END



London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:15 16-Jun-06
Number	7212E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	15 JUNE 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
29,026	7.5416 GBP	7.408815 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
374,538	7.5434 GBP	7.365 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	225,000	7.518 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

option
relates
(Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Date of disclosure	16 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:25 16-Jun-06
Number	7226E

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	15 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	773,013	0.16%	81,672	0.02%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	773,013	0.16%	81,672	0.02%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	**Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	12098	7.365 GBP
SALE	2883	7.365 GBP
PURCHASE	21124	7.37 GBP
SALE	27026	7.40 GBP
PURCHASE	4539	7.405 GBP
PURCHASE	10487	7.41 GBP
PURCHASE	10421	7.415 GBP
SALE	13486	7.415 GBP
PURCHASE	24354	7.42 GBP
SALE	32683	7.42 GBP
PURCHASE	9851	7.425 GBP
PURCHASE	16781	7.43 GBP
PURCHASE	2100	7.435 GBP
SALE	9480	7.435 GBP
SALE	22971	7.445 GBP
PURCHASE	12284	7.45 GBP
SALE	4420	7.45 GBP
PURCHASE	13404	7.46 GBP
SALE	9345	7.47 GBP
PURCHASE	3381	7.49 GBP
PURCHASE	1300	7.505 GBP
SALE	385	7.505 GBP
SALE	3596	7.51 GBP
PURCHASE	14346	7.515 GBP
PURCHASE	10548	7.52 GBP
SALE	12444	7.52 GBP
PURCHASE	11692	7.525 GBP
SALE	4272	7.53 GBP
PURCHASE	3288	7.535 GBP
SALE	19179	7.535 GBP
SALE	18523	7.54 GBP
SALE	9457	7.545 GBP
SALE	6000	7.55 GBP
PURCHASE	3000	7.555 GBP
PURCHASE	7960	7.565 GBP
PURCHASE	2704	7.57 GBP

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	16 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement



Go to market news section

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:48 16-Jun-06
Number	7295E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	15 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
9,028	7.5750	7.4600

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
410,141	7.5650	7.3850

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	333,000	7.4532
CFD	Long	59,217	7.4875
CFD	Long	12,000	7.4846

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	16 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:48 16-Jun-06
Number	7298E

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	15 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			267,966 (0.061%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			267,966 (0.061%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	654 (0.0001%)		
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total	654 (0.0001%)	

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	118	7.5450
Buy	891	7.5450
Buy	910	7.5450
Buy	791	7.5450
Buy	50	7.5450
Buy	75	7.5450
Buy	50	7.5250
Buy	225	7.5250
Buy	300	7.5200
Buy	275	7.5200
Buy	350	7.5200
Buy	500	7.5200
Buy	775	7.5200
Buy	1449	7.5200
Buy	175	7.5250
Buy	775	7.5300
Buy	450	7.5300
Buy	1200	7.5300
Buy	800	7.5300
Buy	181	7.5300
Buy	75	7.5450
Buy	100	7.5450
Buy	150	7.5450
Buy	25	7.5450
Buy	450	7.5450
Buy	1356	7.5450
Buy	989	7.5650
Buy	19783	7.5650
Buy	615	7.5050
Buy	575	7.5250
Buy	410	7.5250
Buy	290	7.5250
Buy	48	7.5250
Buy	19783	7.5350
Buy	1560	7.5400
Buy	791	7.5400
Buy	791	7.5400
Buy	192	7.5400
Buy	925	7.5550
Buy	1125	7.5550
Buy	850	7.5550
Buy	81	7.5750
Buy	1136	7.4600

Buy	72	7.4600
Buy	76	7.4900
Buy	715	7.4900
Buy	475	7.4900
Buy	625	7.4900
Buy	791	7.4900
Buy	166	7.5050
Buy	150	7.5100
Buy	350	7.5100
Buy	791	7.5100
Sell	125	7.3850
Sell	1050	7.3900
Sell	1400	7.3900
Sell	1247	7.4100
Sell	224	7.4050
Sell	1101	7.4050
Sell	300	7.4050
Sell	791	7.4150

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 5)	**Number of securities** (Note 6)	**Price per unit** (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 6)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 4)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	**Details**	**Price per unit (if applicable)** (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	16 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	14:23 16-Jun-06
Number	7380E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Schroders plc***
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 37.17948p**
Date of dealing	**15/06/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	35,698,524	7.350%		
(2) Derivatives (other than options)			35,301	0.007%
(3) Options and agreements to purchase/sell				
Total	35,698,524	7.350%	35,301	0.007%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	6,333	744.500p
Purchase	37,789	742.492p
Sale	131,800	742.250p
Purchase	163,454	742.250p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure 16/06/06

Contact name Albion Onojobi

Telephone number 020 7658 2962

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,288 Ordinary shares	802.79p	European	08/08/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is *not* responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (*including* any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than *by* such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group Plc
Released	14:26 16-Jun-06
Number	7363E

RNS Number:7363E
Franklin Resources Inc
16 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Franklin Resources, Inc.
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	June 15, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,311,470	7.89%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,311,470	7.89%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,101	7.505 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure June 16, 2006

Contact name Robert Rosselot

Telephone number	954-847-2285
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section



Company	Mondrian Investment Partners Ltd
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	14:43 16-Jun-06
Number	7421E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Mondrian Investment Partners Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Boots Group Plc Ordinary Shares
Date of dealing	15 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	31,778,2246.543%	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	31,778,2246.543%	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	116,533	£7.46

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	16 June 2006
Contact name	Clark Simpson

Telephone number	0207 477 7010
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - Boots Group Plc
Released	15:59 16-Jun-06
Number	PRNUK-1606

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.37179482
Date of dealing	15/06/2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	8,834,108 1.81	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	8,834,108 1.81	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,562	7.41750 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 16/06/2006

Contact name	Lara Shitta-Bey
Telephone number	0207 548 2293
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Richard Baker
TIDM	
Headline	Rule 8.1- Boots Group PLC
Released	16:38 16-Jun-06
Number	7589E

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Richard Baker***
Company dealt in	**Boots Group PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares of 37 7/39p each**
Date of dealing	**12th June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Award of Shares under the Boots Group All-Employee Share Ownership Plan	34	£7.34

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) ~~YES~~/NO

Date of disclosure	16th June 2006
Contact name	Sonia Fennell
Telephone number	0115 968 7094
Name of offeree/offeror with which associated	Boots Group PLC
Specify category and nature of associate status (Note 10)	Executive director of Boots Group PLC

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Paul Bateman
TIDM	
Headline	Rule 8.1- Boots Group PLC
Released	16:42 16-Jun-06
Number	7587E

Replaces Rule 8.1 Announcement released today at 16.28 under RNS number 7572E – the notification date should read 16th June 2006 not 14th June 2006 as stated in original announcement

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Paul Bateman***
Company dealt in	**Boots Group PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares of 37 7/39p each**
Date of dealing	**12th June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**	**Short**

	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Award of Shares under the Boots Group All-Employee Share Ownership Plan	34	£7.34

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) ~~YES~~/NO

Date of disclosure	16th June 2006
Contact name	Sonia Fennell
Telephone number	0115 968 7094
Name of offeree/offeror with which associated	Boots Group PLC
Specify category and nature of associate status (Note 10)	Executive director of Boots Group PLC

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Silchester International Inv.Ld
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	09:37 19-Jun-06
Number	7828E

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Silchester International Investors Limited**
Company dealt in	**BOOTS PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORDINARY**
Date of dealing	**16th JUNE 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities	**25,566,396**	**5.26%**	**N/A**
(2) Derivatives (other than options)	**N/A**		**N/A**
(3) Options and agreements to purchase/sell	**N/A**		**N/A**
Total	**25,566,396**	**5.26%**	**N/A**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	279,091	760.8030 GBp

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note
N/A	N/A	N/A	N/A

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optio paid/ unit (
N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note
N/A	N/A	N/A

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)
N/A	N/A	N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**19th JUNE 2006**
Contact name	**Alison Ravenscroft**
Telephone number	**020 – 7518 7105**
If a connected EFM, name of offeree/offeror with which connected	**N/A**
If a connected EFM, state nature of connection (Note 10)	**N/A**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	James Smart
TIDM	
Headline	Rule 8.1- (Boots Group PLC)
Released	09:39 19-Jun-06
Number	7829E

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*James Smart*
Company dealt in	**Boots Group PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares of 37 7/39p each**
Date of dealing	**12th June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Award of Shares under the Boots Group All-Employee Share Ownership Plan	34	£7.34

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) ~~YES~~/NO

Date of disclosure	19th June 2006
Contact name	Sonia Fennell
Telephone number	0115 968 7094
Name of offeree/offeror with which associated	Boots Group PLC
Specify category and nature of associate status (Note 10)	Executive director of Boots Group PLC

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:32 19-Jun-06
Number	7865E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**16 June 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
204590	**7.5835 GBP**	**7.565 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
533118	**7.5758 GBP**	**7.5659 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**4791**	**7.5943 GBP**
CFD	**Short**	**3935**	**7.5943 GBP**
CFD	**Short**	**19500**	**7.5907 GBP**
CFD	**Short**	**2750**	**7.5907 GBP**
CFD	**Short**	**19500**	**7.5907 GBP**
CFD	**Short**	**6750**	**7.5907 GBP**
CFD	**Short**	**1500**	**7.5907 GBP**
CFD	**Short**	**7300**	**7.5758 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	19 June 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Boots)
Released	10:42 19-Jun-06
Number	7881E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management, L.P.**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**16 June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	**Short**
	Number (%)	**Number (%)**
(1) Relevant securities	**7443156 (1.53%)**	**0 (0%)**
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	**7443156 (1.53%)**	**0 (0%)**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**	**Short**
	Number (%)	**Number (%)**
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	6250	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc

to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**19 June 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:40 19-Jun-06
Number	7970E

FORM 38.5a (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5a OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	19 June 2006
Date of dealing	16 June 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

16 June 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	16/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
310,073	GBP 15.71	GBP 12.00
Total number of securities sold	**Highest price received**	**Lowest price received**
75,087	GBP 15.71	GBP 15.68

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name	Writing,	Number of	Exercise	Type, e.g.	Type, e.g.	Option money

eg call option	selling, purchasing, varying etc.	securities under option	price	American, European etc	American, European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	19/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	16/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
66,041	GBP 10.03	GBP 9.93
Total number of securities sold	**Highest price received**	**Lowest price received**
12,304	GBP 10.10	GBP 9.93

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this

form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	19/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	16/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
737,754	GBP 7.67	GBP 7.55
Total number of securities sold	**Highest price received**	**Lowest price received**
653,552	GBP 7.67	GBP 7.55

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	19/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END



London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	11:47 19-Jun-06
Number	7975E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	16 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
129,848	7.6100	7.5686

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
317,016	7.6550	7.5450

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling,**	**Number of securities to**	**Exercise price**	**Type, e.g. American,**	**Expiry date**	**Option money paid/received**

	purchasing, varying etc.	which the option relates (Note 5)		European etc.		per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	19 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	11:48 19-Jun-06
Number	7977E

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	16 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 2)

	Long	**Short**
	Number (%)	**Number**
(1) Relevant securities	172,515 (0.035%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	172,515 (0.035%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**	**Short**
	Number (%)	**Number**
(1) Relevant securities		654 (0.0001%)
(2) Derivatives (other than options)		

(3) Options and agreements to purchase/sell		
Total		654 (0.0001%)

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	1700	7.5950
Buy	2076	7.6100
Buy	650	7.6050
Buy	484	7.6050
Buy	307	7.6050
Buy	693	7.6050
Buy	200	7.6100
Buy	20681	7.5900
Buy	2106	7.5900
Buy	18575	7.5900
Buy	989	7.5900
Buy	20681	7.5900
Buy	5934	7.5900
Buy	3507	7.5900
Buy	5538	7.5900
Buy	7512	7.5900
Buy	7512	7.5900
Buy	4200	7.5900
Buy	7512	7.5900
Buy	7512	7.5900
Buy	1978	7.5900
Buy	382	7.5900
Buy	8000	7.5900
Buy	18088	7.5900
Buy	35687	7.5900
Buy	7512	7.5900
Buy	2545	7.5900
Buy	1978	7.5900
Buy	18052	7.5900
Buy	17752	7.5900
Buy	18100	7.5900
Buy	39566	7.5900
Buy	941	7.5900
Buy	5143	7.5900
Buy	20718	7.5900
Buy	2137	7.5900
Buy	4688	7.5900
Buy	52372	7.5900
Buy	20681	7.5900
Buy	7987	7.5900
Buy	26778	7.5900
Buy	20681	7.5900
Buy	700	7.5750
Buy	113	7.5750

Buy	1000	7.5750
Buy	625	7.5750
Sell	600	7.5550
Sell	289	7.5550
Sell	275	7.6050
Sell	775	7.6050
Sell	75	7.6050
Sell	700	7.5950
Sell	425	7.5950
Sell	350	7.5950
Sell	748	7.5950
Sell	107	7.5950
Sell	520	7.5950
Sell	210	7.5800
Sell	527	7.5650
Sell	1153	7.5650
Sell	1700	7.5650
Sell	1030	7.5650
Sell	402	7.5600
Sell	100	7.5600
Sell	280	7.5450
Sell	1826	7.5500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 5)	**Number of securities** (Note 6)	**Price per unit** (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 6)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 4)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	19 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:55 19-Jun-06
Number	7992E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**16 JUNE 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
216,633	7.6665 GBP	7.5337 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
771,876	7.6685 GBP	7.5400 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	100,000	7.5686 GBP
CFD	SHORT	100,000	7.5936 GBP
CFD	SHORT	75,000	7.6685 GBP
CFD	LONG	15,904	7.5974 GBP
CFD	SHORT	133,200	7.5709 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product	Writing,	Number	Exercise	Type, e.g.	Expiry	Option

name,e.g call option	selling, purchasing, varying etc	of securities to which the option relates (Note 5)	price	American, European etc.	date	moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Date of disclosure	19 JUNE 2006
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section



Company	Mondrian Investment Partners Ltd
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	12:21 19-Jun-06
Number	8032E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Mondrian Investment Partners Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Boots Group Plc Ordinary Shares
Date of dealing	16 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	31,776,8666.542%	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	31,776,8666.542%	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,358	£7.56

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	19 June 2006
Contact name	Clark Simpson

Telephone number	0207 477 7010
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group plc
Released	12:35 19-Jun-06
Number	8076E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.3717948
Date of dealing	16 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	6,186,944	1.274%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	6,186,944	1.274%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	5,000	GBP7.567500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	19 JUNE 2006
Contact name	NEIL WHITTAKER
Telephone number	01603 684420

If a connected EFM, name of offeree/offeror with which connected N/A

If a connected EFM, state nature of connection (Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	13:07 19-Jun-06
Number	8121E

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	16 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	**(%)**	**Short Number**	**(%)**
(1) Relevant securities	773,231	0.16%	86,703	0.02%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	773,231	0.16%	86,703	0.02%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	**Long Number**	**(%)**	**Short Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security: **Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	3813	754 pence.
PURCHASE	811	754.5
PURCHASE	3300	754.5
PURCHASE	600	754.5
PURCHASE	600	754.5
PURCHASE	1579	754.5
PURCHASE	6526	754.5
PURCHASE	367	754.5
PURCHASE	1512	754.5
PURCHASE	740	754.5
PURCHASE	600	754.5
PURCHASE	1733	754.5
PURCHASE	3469	754.5
PURCHASE	3100	754.5
PURCHASE	1100	754.5
PURCHASE	1000	754.5
PURCHASE	17654	754.5
PURCHASE	338	755
SALE	-3300	755
SALE	-1300	755
SALE	-2700	755
SALE	-349	755
SALE	-602	755
SALE	-7786	755
SALE	-2508	755
SALE	-2000	755
PURCHASE	1003	755.5
PURCHASE	99	755.5
PURCHASE	809	755.5
PURCHASE	12400	755.5
PURCHASE	836	755.5
PURCHASE	643	755.5
SALE	-1700	755.5
SALE	-809	755.5
SALE	-862	755.5
SALE	-980	755.5
SALE	-733	755.5
PURCHASE	51266	755.981996
SALE	-51266	755.981996
PURCHASE	3330	756
PURCHASE	5497	756
PURCHASE	4015	756
SALE	-1700	756
SALE	-491	756
SALE	-342	756
SALE	-700	756
PURCHASE	1000	756.5
PURCHASE	2965	756.5
PURCHASE	4249	756.5
PURCHASE	2166	756.5
PURCHASE	2249	756.5
PURCHASE	2939	756.5
PURCHASE	100	756.5
PURCHASE	5898	756.5
PURCHASE	1808	757
PURCHASE	3300	757
PURCHASE	4328	757
PURCHASE	806	757
PURCHASE	6151	757
SALE	-1977	757
SALE	-486	757

SALE	-2281	757
SALE	-2600	757
SALE	-5000	757
PURCHASE	809	757.5
PURCHASE	4356	757.5
PURCHASE	4356	757.5
PURCHASE	2300	757.5
PURCHASE	1000	757.5
SALE	-5286	757.5
SALE	-1424	757.5
SALE	-5000	757.5
SALE	-9118	757.5
SALE	-1088	757.5
SALE	-91	757.5
SALE	-218	757.5
SALE	-25	757.5
SALE	-498	757.5
SALE	-521	757.5
SALE	-3000	757.5
SALE	-1300	757.5
SALE	-41	757.5
SALE	-3481	757.5
SALE	-3664	757.5
SALE	-2224	757.5
PURCHASE	3330	758
PURCHASE	615	758
PURCHASE	906	758
PURCHASE	1332	758
PURCHASE	266	758
PURCHASE	541	758
PURCHASE	3300	758
PURCHASE	2124	758
PURCHASE	5162	758
PURCHASE	872	758
PURCHASE	2261	758
PURCHASE	5275	758
PURCHASE	3694	758
PURCHASE	3556	758
PURCHASE	803	758
PURCHASE	4	758
PURCHASE	3220	758
PURCHASE	700	758
PURCHASE	1000	758
PURCHASE	2112	758
PURCHASE	1000	758
SALE	-3300	758
SALE	-541	758
SALE	-6313	758
SALE	-891	758
SALE	-2058	758
SALE	-65	758
SALE	-2969	758
SALE	-4442	758
SALE	-1100	758
SALE	-62	758
SALE	-4780	758
PURCHASE	2405	758.5
PURCHASE	2406	758.5
PURCHASE	3300	758.5
PURCHASE	811	758.5
SALE	-7418	758.5
SALE	-842	758.5
SALE	-541	758.5
SALE	-871	758.5
SALE	-25	758.5

SALE	-498	758.5
SALE	-3330	758.5
SALE	-39	758.5
SALE	-202	758.5
SALE	-218	758.5
SALE	-3000	758.5
SALE	-3300	758.5
SALE	-88	758.5
SALE	-1852	758.5
SALE	-5000	758.5
SALE	-350	758.5
SALE	-5000	758.5
PURCHASE	2664	759
PURCHASE	805	759
PURCHASE	13175	759
PURCHASE	4269	759
PURCHASE	336	759
PURCHASE	3300	759
PURCHASE	810	759
PURCHASE	91	759
PURCHASE	1978	759
PURCHASE	1231	759
PURCHASE	3200	759
SALE	-1863	759
SALE	-6000	759
SALE	-757	759
SALE	-499	759
SALE	-498	759
SALE	-186	759
SALE	-1323	759
SALE	-3330	759
SALE	-779	759
SALE	-973	759
SALE	-1300	759
SALE	-126	759
SALE	-1310	759
SALE	-1515	759
SALE	-1858	759
SALE	-42	759
SALE	-1083	759
SALE	-33	759
SALE	-317	759
SALE	-7054	759
SALE	-638	759
SALE	-974	759
SALE	-1748	759
PURCHASE	4981	759.5
PURCHASE	312	759.5
PURCHASE	1727	759.5
PURCHASE	1000	759.5
PURCHASE	2664	759.5
PURCHASE	1100	759.5
SALE	-6000	759.5
SALE	-3098	759.5
SALE	-98	759.5
SALE	-450	759.5
SALE	-122	759.5
SALE	-581	759.5
SALE	-3758	759.5
SALE	-1227	759.5
SALE	-1486	759.5
SALE	-2366	759.5
SALE	-3793	759.5
SALE	-2413	759.5
SALE	-374	759.5

SALE	-1468	759.5
SALE	-58	759.5
SALE	-716	759.5
SALE	-1175	759.5
SALE	-56	759.5
SALE	-1184	759.5
SALE	-3123	759.5
SALE	-4192	759.5
SALE	-1193	759.5
SALE	-1700	759.5
PURCHASE	230891	759.792562
SALE	-230891	759.792562
PURCHASE	46480	759.920966
SALE	-46480	759.920966
PURCHASE	6181	760
PURCHASE	2497	760
PURCHASE	251	760
PURCHASE	1099	760
SALE	-406	760
SALE	-1330	760
SALE	-517	760
SALE	-577	760
SALE	-606	760
SALE	-3022	760
SALE	-2430	760
SALE	-673	760
SALE	-3573	760
SALE	-3459	760
PURCHASE	240000	760.127583
SALE	-240000	760.127583
PURCHASE	4000	760.5
PURCHASE	824	760.5
PURCHASE	13149	760.5
SALE	-700	760.5
SALE	-1900	760.5
SALE	-1238	760.5
SALE	-956	760.5
SALE	-824	760.5
SALE	-6435	760.5
PURCHASE	2573	761
PURCHASE	5766	761
PURCHASE	7374	761
SALE	-2250	761
SALE	-1300	761
SALE	-11693	761
SALE	-3022	761
SALE	-278	761
SALE	-1300	761
PURCHASE	2379	761.5
SALE	-1939	761.5
SALE	-4444	761.5
SALE	-64	762.5
PURCHASE	1933	763
PURCHASE	2619	763
PURCHASE	2575	763
SALE	-350	763
SALE	-1237	763
SALE	-5961	764
PURCHASE	2037	764.5
SALE	-1500	765
SALE	-6000	765
SALE	-1556	765
SALE	-1950	765
PURCHASE	3330	765.5
SALE	-9441	765.5

SALE	-3622	765.5
SALE	-2034	765.5
PURCHASE	13054	766
SALE	-8401	766
SALE	-5000	766
SALE	-5000	766
SALE	-3172	766
PURCHASE	7739	766.5
PURCHASE	1658	766.5
PURCHASE	8886	766.5
SALE	-6199	767
SALE	-667	767
PURCHASE	6500	767.5
PURCHASE	4204	768
PURCHASE	810	768

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the

voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	19 JUNE 2006
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	14:23 19-Jun-06
Number	8166E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	16/06/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,731,798	7.357%		
(2) Derivatives (other than options)			35,301	0.007%
(3) Options and agreements to purchase/sell				
Total	35,731,798	7.357%	35,301	0.007%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	10,666	756.5p
Purchase	22,608	758.5p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	19/06/06
Contact name	Albion Onojobi

Telephone number	020 7658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,288 Ordinary shares	802.79p	European	08/08/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END


Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	15:12 19-Jun-06
Number	8232E

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Boots Group PLC

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANK OF IRELAND A/C 426353	298,526
BANK OF NEW YORK	33,991
BARCLAYS CAPITAL NOMINEES LIMITED	296,502
BARCLAYS CAPITAL NOMINEES LIMITED	243,322
BARCLAYS CAPITAL NOMINEES LIMITED	3,119,608
BARCLAYS CAPITAL SECURITIES LTD	31,100
BARCLAYS CAPITAL SECURITIES LTD	31,101
BARCLAYS GLOBAL INVESTORS CANADA	34,370
BARCLAYS TRUST CO & OTHERS	23,551
BARCLAYS TRUST CO DMC69	8,740
BARCLAYS TRUST CO R69	82,989
CHASE NOMINEES LTD 16376	236,085
CHASE NOMINEES LTD 28270	158,096
CLYDESDALE NOMINEES HGB0125 0052051801	369
CLYDESDALE NOMINEES HGB0125 0059441401	3,432
CLYDESDALE NOMINEES HGB0125 0070331001	521
GERARD NOMINEES LIMITED a/c 607486	241
GERARD NOMINEES LIMITED a/c 659645	1,008
GREIG MIDDLETON NOMINEES LIMITED GM1	35,127
INVESTORS BANK AND TRUST CO	45,431
INVESTORS BANK AND TRUST CO.	47,901
INVESTORS BANK AND TRUST CO.	7,601
INVESTORS BANK AND TRUST CO	3,814
INVESTORS BANK AND TRUST CO	81,613
INVESTORS BANK AND TRUST CO.	2,462,534
INVESTORS BANK AND TRUST CO.	498,852
INVESTORS BANK AND TRUST CO	1,824
INVESTORS BANK AND TRUST CO	14,427
INVESTORS BANK AND TRUST CO.	31,020
INVESTORS BANK AND TRUST CO.	147,333

INVESTORS BANK AND TRUST CO.	1,131,672
INVESTORS BANK AND TRUST CO.	107,831
JP MORGAN (BGI CUSTODY) 16331	127,290
JP MORGAN (BGI CUSTODY) 16338	29,069
JP MORGAN (BGI CUSTODY) 16341	269,412
JP MORGAN (BGI CUSTODY) 16342	61,686
JP MORGAN (BGI CUSTODY) 16400	3,626,729
JP MORGAN (BGI CUSTODY) 18409	379,392
JPMORGAN CHASE BANK	15,817
JPMORGAN CHASE BANK	69,446
JPMORGAN CHASE BANK	261,101
JPMORGAN CHASE BANK	45,655
JPMORGAN CHASE BANK	3,663
JPMORGAN CHASE BANK	3,577
JPMORGAN CHASE BANK	51,386
JPMORGAN CHASE BANK	64,609
JPMORGAN CHASE BANK	22,948
JPMORGAN CHASE BANK	10,905
JPMORGAN CHASE BANK	621
JPMORGAN CHASE BANK	29,594
JPMORGAN CHASE BANK	5,041
JPMORGAN CHASE BANK	43,390
MELLON TRUST - US CUSTODIAN /	34,002
MELLON TRUST OF NEW ENGLAND	1,120
MITSUI ASSET	8,139
R C GREIG NOMINEES LIMITED	795,648
R C GREIG NOMINEES LIMITED A/C AK1	283,526
R C GREIG NOMINEES LIMITED A/C BL1	20,544
R C GREIG NOMINEES LIMITED A/C CM1	6,195
R C GREIG NOMINEES LIMITED GP1	39,736
R C GREIG NOMINEES LIMITED SA1	8,493
REFLEX NOMINEES LIMITED	523
STATE STREET BOSTON	250,001
TRUST & CUSTODY SERVICES BANK	289
TRUST & CUSTODY SERVICES BANK	4,494
ZEBAN NOMINEES LIMITED	21,460

	15,816,033

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 37 7/39p

10) Date of transaction

Interests stated as at 14th June 2006

11) Date company informed

Received 19th June 2006

12) Total holding following this notification

15,816,033

13) Total percentage holding of issued class following this notification

3.26%

14) Any additional information

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification. 19th June 2006

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

RECEIVED

Company	Silchester International Inv.Ld
TIDM	
Headline	Rule 8.3- (Boots Group PLC)
Released	09:01 20-Jun-06
Number	8596E

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Silchester International Investors Limited**
Company dealt in	**BOOTS PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORDINARY**
Date of dealing	**19th JUNE 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities	**25,203,874**	**5.19%**	**N/A**
(2) Derivatives (other than options)	**N/A**		**N/A**
(3) Options and agreements to purchase/sell	**N/A**		**N/A**
Total	**25,203,874**	**5.19%**	**N/A**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	362,522	761.1000 GBp

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note
N/A	N/A	N/A	N/A

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (
N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note
N/A	N/A	N/A

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)
N/A	N/A	N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**20th JUNE 2006**
Contact name	**Alison Ravenscroft**
Telephone number	**020 – 7518 7105**
If a connected EFM, name of offeree/offeror with which connected	**N/A**
If a connected EFM, state nature of connection (Note 10)	**N/A**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section



Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:34 20-Jun-06
Number	8656E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**19 June 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
2171	**7.6142 GBP**	**7.575 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
6250	**7.6302 GBP**	**7.5911 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**682**	**7.5969 GBP**
CFD	**Short**	**347**	**7.5969 GBP**
CFD	**Short**	**792**	**7.5969 GBP**
CFD	**Short**	**2300**	**7.5911 GBP**
CFD	**Short**	**3600**	**7.6302 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	20 June 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- (Boots)
Released	11:30 20-Jun-06
Number	8737E

RNS Number:8737E
Newton Investment Management Ltd
20 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 0.37179482
Date of dealing	19 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,241,291	1.70		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,241,291	1.70		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	13,057	7.6325
Take on	453	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	20 June 2006
Contact name	Barry Smalls
Telephone number	0207 163 2251

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED
[illegible]

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:54 20-Jun-06
Number	8787E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	19 JUNE 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
39,319	7.6366 GBP	7.5876 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
5,280	7.6384 GBP	7.6250 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

option relates (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Date of disclosure	20 JUNE 2006
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:01 20-Jun-06
Number	8793E

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	19 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	772,850	0.16%	95,601	0.02%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	772,850	0.16%	95,601	0.02%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security: **Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	3300	756
SALE	-5500	756
PURCHASE	77	756.5
PURCHASE	800	756.5
PURCHASE	1075	757
PURCHASE	1078	757
PURCHASE	560	757
PURCHASE	4704	757
PURCHASE	2066	757
PURCHASE	6440	757
PURCHASE	652	757
PURCHASE	1128	757
PURCHASE	200	757
PURCHASE	7339	757
SALE	-961	757
SALE	-900	757
SALE	-315	757
PURCHASE	5057	757.3501
SALE	-5057	757.3501
PURCHASE	781	757.5
PURCHASE	6302	757.5
PURCHASE	2822	757.5
PURCHASE	200	757.5
PURCHASE	111	757.5
PURCHASE	110	757.5
PURCHASE	926	757.5
SALE	-690	757.5
SALE	-2888	757.5
PURCHASE	1500	758
PURCHASE	1295	758
PURCHASE	47	758
PURCHASE	900	758
PURCHASE	5789	758
PURCHASE	1197	758
PURCHASE	1992	758
SALE	-1119	758
SALE	-2693	758
SALE	-385	758
SALE	-2216	758
SALE	-3363	758
SALE	-532	758
SALE	-4	758
SALE	-2700	758
SALE	-5676	758
SALE	-2357	758
SALE	-43	758
SALE	-2010	758
SALE	-557	758
SALE	-386	758
SALE	-2467	758
PURCHASE	3361	758.5
PURCHASE	3361	758.5
PURCHASE	3499	758.5
PURCHASE	2915	758.5
PURCHASE	4186	758.5
PURCHASE	2649	758.5
PURCHASE	1125	758.5
PURCHASE	4648	758.5
PURCHASE	8535	758.5
PURCHASE	3300	758.5
PURCHASE	1500	758.5

PURCHASE	8257	758.5
SALE	-3081	758.5
SALE	-2798	758.5
SALE	-502	758.5
SALE	-4893	758.5
SALE	-4354	758.5
SALE	-4682	758.5
SALE	-699	758.5
SALE	-75	758.5
SALE	-11642	758.5
SALE	-4750	758.5
SALE	-5000	758.5
PURCHASE	1840	759
PURCHASE	1125	759
PURCHASE	3780	759
SALE	-4231	759
SALE	-7197	759
SALE	-2820	759
SALE	-900	759
PURCHASE	139610	759.187587
SALE	-139610	759.187587
PURCHASE	3300	759.5
PURCHASE	85	759.5
PURCHASE	3215	759.5
PURCHASE	1100	759.5
SALE	-375	759.5
SALE	-2942	759.5
SALE	-3194	759.5
SALE	-866	759.5
SALE	-1860	759.5
SALE	-368	759.5
SALE	-234	759.5
SALE	-831	759.5
SALE	-2234	759.5
SALE	-606	759.5
SALE	-3300	759.5
SALE	-1974	759.5
SALE	-1326	759.5
SALE	-1311	759.5
SALE	-898	759.5
SALE	-647	759.5
SALE	-2000	759.5
PURCHASE	4425	759.520791
SALE	-4425	759.520791
PURCHASE	12878	760
PURCHASE	279	760
PURCHASE	500	760
PURCHASE	6500	760
SALE	-114	760
SALE	-260	760
SALE	-2816	760
PURCHASE	152349	760.340659
SALE	-152349	760.340659
PURCHASE	3000	760.5
PURCHASE	4413	760.5
PURCHASE	5288	760.5
SALE	-2502	760.5
PURCHASE	1038	761.5
PURCHASE	2451	762
PURCHASE	3183	762
PURCHASE	500	762
SALE	-555	762
SALE	-7000	762
PURCHASE	1800	762.5
SALE	-2333	762.5

SALE	-3176	762.5
SALE	-3000	763
SALE	-265	763
SALE	-265	763
SALE	-1355	763
SALE	-428	763
SALE	-1831	763
PURCHASE	2624	763.5
PURCHASE	1000	763.5
PURCHASE	1678	763.5
PURCHASE	2000	763.5
SALE	-632	763.5
SALE	-1200	763.5
SALE	-731	763.5
SALE	-2837	763.5
SALE	-500	763.5
SALE	-600	763.5
SALE	-3340	763.5
SALE	-3412	763.5
PURCHASE	1653	764
PURCHASE	1500	764
SALE	-1200	764.5
PURCHASE	1279	765
PURCHASE	1500	765
PURCHASE	3100	765.5
SALE	-684	765.5
SALE	-4184	765.5
SALE	-3402	765.5
SALE	-591	765.5
SALE	-2834	765.5
SALE	-2762	765.5
SALE	-948	765.5
SALE	-5000	765.5
SALE	-1506	766

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	20 JUNE 2006
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes
The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:02 20-Jun-06
Number	8794E

FORM 38.5a (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5a OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	20 June 2006
Date of dealing	19 June 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

19 June 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	19/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
136,537	GBP 15.74	GBP 15.69
Total number of securities sold	**Highest price received**	**Lowest price received**
138,028	GBP 15.74	GBP 15.69

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name	Writing,	Number of	Exercise	Type, e.g.	Type, e.g.	Option money

eg call option	selling, purchasing, varying etc.	securities under option	price	American, European etc	American, European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	20/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	19/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
2,173	GBP 10.07	GBP 9.97

Total number of securities sold	Highest price received	Lowest price received
516	GBP 10.07	GBP 10.07

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this

form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	20/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	19/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
48,699	GBP 7.65	GBP 7.58
Total number of securities sold	**Highest price received**	**Lowest price received**
52,422	GBP 7.65	GBP 7.58

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	20/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END


Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	12:17 20-Jun-06
Number	8807E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	19/06/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,735,705	7.357%		
(2) Derivatives (other than options)			35,301	0.007%
(3) Options and agreements to purchase/sell				
Total	35,735,705	7.357%	35,301	0.007%

which includes an in-specie transfer out of 1,320 shares.

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,977	760.000p
Sale	1,656	762.000p
Purchase	4,906	763.531p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure 20/06/06

Contact name	Albion Onojobi
Telephone number	020 7658 2962
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,288 Ordinary shares	802.79p	European	08/08/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Mondrian Investment Partners Ltd
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	12:21 20-Jun-06
Number	8809E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Mondrian Investment Partners Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Boots Group Plc Ordinary Shares
Date of dealing	19 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	31,773,795	6.542%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	31,773,795	6.542%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	3,071	£7.595

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	20 June 2006
Contact name	Clark Simpson

Telephone number	0207 477 7010
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. *All rights reserved*

Regulatory Announcement

Go to market news section

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:30 20-Jun-06
Number	8818E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	19 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
92,569	7.6350	7.5700

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
113,042	7.6550	7.5700

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	28091	7.5926
CFD	Short	166	7.5914
CFD	Short	1986	7.5914
CFD	Short	4933	7.5914

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	20 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END


Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:31 20-Jun-06
Number	8820E

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	19 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	187,971 (0.039%)		
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	187,971 (0.039%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			654 (0.0001%)
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total		654 (0.0001%)

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	381	7.6200
Buy	1105	7.6250
Buy	1022	7.6250
Buy	290	7.6350
Buy	525	7.5850
Buy	250	7.5850
Buy	475	7.5850
Buy	1847	7.5900
Buy	500	7.5900
Buy	75	7.5850
Buy	75	7.5800
Buy	2	7.5800
Buy	198	7.5800
Buy	50	7.5850
Buy	125	7.5850
Buy	77	7.5800
Buy	1000	7.5850
Buy	948	7.5850
Buy	652	7.5850
Buy	1025	7.5850
Buy	323	7.5850
Buy	77	7.5750
Buy	175	7.6050
Buy	300	7.6050
Buy	300	7.6050
Buy	325	7.6000
Buy	675	7.6000
Buy	330	7.6000
Buy	150	7.6000
Buy	1512	7.6000
Buy	150	7.6000
Buy	54	7.6000
Buy	200	7.6000
Buy	404	7.6000
Buy	100	7.6050
Buy	14	7.5950
Buy	400	7.5950
Buy	186	7.5950
Buy	84	7.5950
Sell	925	7.5900

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	20 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section



Company	Silchester International Inv.Ld
TIDM	
Headline	Rule 8.3- (Boots Group PLC)
Released	09:39 21-Jun-06
Number	9290E

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Silchester International Investors Limited**
Company dealt in	**BOOTS PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORDINARY**
Date of dealing	**20th JUNE 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities	**25,189,117**	**5.19%**	**N/A**
(2) Derivatives (other than options)	**N/A**		**N/A**
(3) Options and agreements to purchase/sell	**N/A**		**N/A**
Total	**25,189,117**	**5.19%**	**N/A**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	14,757	760.0000 GBp

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note
N/A	N/A	N/A	N/A

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (
N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note
N/A	N/A	N/A

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)
N/A	N/A	N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**21st JUNE 2006**
Contact name	**Alison Ravenscroft**
Telephone number	**020 – 7518 7105**
If a connected EFM, name of offeree/offeror with which connected	**N/A**
If a connected EFM, state nature of connection (Note 10)	**N/A**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:18 21-Jun-06
Number	9316E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**20 June 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
359296	**7.5875 GBP**	**7.4422 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
340562	**7.6007 GBP**	**7.4712 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**440**	**7.5274 GBP**
CFD	**Short**	**1081**	**7.5274 GBP**
CFD	**Short**	**39000**	**7.5274 GBP**
CFD	**Short**	**5060**	**7.5274 GBP**
CFD	**Short**	**39000**	**7.5274 GBP**
CFD	**Short**	**12419**	**7.5274 GBP**
CFD	**Short**	**3000**	**7.5274 GBP**
CFD	**Short**	**1600**	**7.5019 GBP**
CFD	**Short**	**1063**	**7.5219 GBP**
CFD	**Long**	**7450**	**7.4712 GBP**
CFD	**Short**	**500**	**7.4437 GBP**

CFD	Short	15000	7.5159 GBP
CFD	Short	83200	7.4712 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persı to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	21 June 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are

responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3-Boots Group plc
Released	10:41 21-Jun-06
Number	9330E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Legal & General Investment Management Ltd.***
Company dealt in	**Boots Group**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.37179482**
Date of dealing	**20 June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,290,441	3.97%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	19,290,441	3.97%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,300	GBP 7.52

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	21 June 2006
Contact name	Helen Lewis

Telephone number **0207 528 6742**

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:36 21-Jun-06
Number	9407E

FORM 38.5a (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5a OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	21 June 2006
Date of dealing	20 June 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

20 June 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	20/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
471,829	GBP 15.75	GBP 15.71
Total number of securities sold	**Highest price received**	**Lowest price received**
209,913	GBP 15.75	GBP 15.73

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name	**Writing,**	**Number of**	**Exercise**	**Type, e.g.**	**Type, e.g.**	**Option money**

	selling,	securities under	price	American,	American,	
eg call option	purchasing,	option		European etc	European etc	paid/received
	varying etc.					per unit

(ii) Exercising

Product name	Number of securities under	Exercise price
eg call option	option	

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	21/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	20/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
2,759	GBP 9.93	GBP 9.91
Total number of securities sold	**Highest price received**	**Lowest price received**
1,000	GBP 9.94	GBP 9.94

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name	Writing,	Number of	Exercise	Type, e.g.	Type, e.g.	Option money
	selling,	securities under	price	American,	American,	
eg call option	purchasing,	option		European etc	European etc	paid/received
	varying etc.					per unit

(ii) Exercising

Product name	Number of securities under	Exercise price
eg call option	option	

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this

form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	21/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	20/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
384,978	GBP 7.60	GBP 7.50
Total number of securities sold	**Highest price received**	**Lowest price received**
375,201	GBP 7.60	GBP 7.47

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	21/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END



London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:02 21-Jun-06
Number	9438E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	20 JUNE 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
259,504	7.61 GBP	7.47 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
302,164	7.60 GBP	7.4250 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

option relates (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Date of disclosure	21 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:04 21-Jun-06
Number	9443E

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	20 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	26,450	0.01%	266,679	0.55%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	26,450	0.01%	266,679	0.55%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	8700	743.5 pence
PURCHASE	3408	744.5
SALE	17822	744.5
SALE	3953	745
SALE	2564	745
SALE	2331	745.5
SALE	289	746.5
SALE	200	746.5
SALE	919	746.5
PURCHASE	74	747
PURCHASE	2587	747
PURCHASE	785	747.5
PURCHASE	2215	747.5
PURCHASE	600	747.5
SALE	4894	748.5
SALE	1467	748.5
PURCHASE	32036	748.829099
SALE	32036	748.829099
PURCHASE	3000	749
SALE	366	749
SALE	1000	749
SALE	5000	749
SALE	1900	749
PURCHASE	800	749.5
PURCHASE	500	749.5
PURCHASE	168	749.5
PURCHASE	1597	749.5
PURCHASE	6561	750
PURCHASE	2600	750
PURCHASE	6180	750
PURCHASE	10314	750
PURCHASE	7144	750
PURCHASE	1462	750.5
PURCHASE	1544	750.5
PURCHASE	100	750.5
PURCHASE	1300	750.5
SALE	2347	750.5
SALE	1800	750.5
SALE	953	750.5
SALE	8468	750.5
SALE	2026	751
SALE	6072	751
SALE	1500	751
SALE	3331	751
SALE	386	751
SALE	200	751
SALE	1500	751
SALE	6000	751
SALE	700	751
PURCHASE	3100	751.5
PURCHASE	1082	751.5
PURCHASE	2605	751.5
PURCHASE	5000	751.5
PURCHASE	6000	751.5
PURCHASE	1840	751.5
PURCHASE	1279	751.5
PURCHASE	1219	751.5
PURCHASE	6879	751.5
PURCHASE	2341	751.5
PURCHASE	100	751.5
PURCHASE	919	751.5

SALE	10879	751.5
SALE	1700	751.5
SALE	4946	751.5
SALE	6000	751.5
SALE	1287	751.5
SALE	6000	751.5
SALE	15	751.5
SALE	6015	751.5
PURCHASE	3000	752
PURCHASE	573	752
PURCHASE	2000	752
PURCHASE	2200	752
PURCHASE	569	752
PURCHASE	16	752
PURCHASE	1606	752
PURCHASE	2418	752
PURCHASE	2452	752
PURCHASE	5514	752
PURCHASE	77	752
PURCHASE	5000	752
PURCHASE	847	752
PURCHASE	2053	752
PURCHASE	800	752
PURCHASE	7851	752
SALE	1199	752
SALE	601	752
SALE	6000	752
SALE	1491	752
SALE	1100	752
SALE	3300	752
SALE	872	752
SALE	268	752
SALE	5461	752
SALE	1500	752
SALE	14356	752
SALE	2000	752
SALE	7289	752
SALE	3106	752
SALE	713	752
SALE	15000	752
SALE	1000	752
SALE	1135	752
SALE	757	752
SALE	2820	752
SALE	932	752
SALE	1134	752
PURCHASE	200000	752.41507
SALE	200000	752.41507
PURCHASE	40	752.5
PURCHASE	6553	752.5
PURCHASE	500	752.5
PURCHASE	2389	752.5
PURCHASE	785	752.5
PURCHASE	3300	752.5
PURCHASE	4553	752.5
PURCHASE	786	752.5
PURCHASE	7950	752.5
PURCHASE	7582	752.5
PURCHASE	4872	752.5
PURCHASE	341	752.5
PURCHASE	143	752.5
PURCHASE	101	752.5
PURCHASE	259	752.5
PURCHASE	77	752.5
PURCHASE	279	752.5

SALE	2000	752.5
SALE	666	752.5
SALE	602	752.5
SALE	5318	752.5
SALE	1500	752.5
SALE	9491	752.5
SALE	918	752.5
SALE	1134	752.5
SALE	1746	752.5
SALE	1179	752.5
SALE	1500	752.5
SALE	4894	752.5
SALE	271	752.5
SALE	1089	752.5
SALE	920	752.5
SALE	9270	752.5
SALE	1000	752.5
SALE	37450	752.5
SALE	980	752.5
SALE	49020	752.5
PURCHASE	1300	753
PURCHASE	389	753
PURCHASE	3000	753
PURCHASE	11450	753
PURCHASE	1830	753
PURCHASE	2296	753
PURCHASE	1368	753
PURCHASE	2356	753
PURCHASE	2922	753
PURCHASE	3141	753
PURCHASE	2500	753
SALE	1718	753
SALE	3500	753
SALE	800	753
SALE	343	753
SALE	1500	753
SALE	415	753
SALE	919	753
SALE	4894	753
SALE	1312	753
SALE	3300	753
PURCHASE	238374	753.131189
SALE	238374	753.131189
PURCHASE	519	753.5
PURCHASE	1613	753.5
PURCHASE	1300	753.5
PURCHASE	2183	753.5
PURCHASE	416	753.5
PURCHASE	431	753.5
PURCHASE	1453	753.5
SALE	2700	753.5
SALE	1300	753.5
SALE	2604	753.5
SALE	919	753.5
SALE	1182	753.5
SALE	15052	753.5
SALE	975	753.5
SALE	572	753.5
SALE	4711	753.5
SALE	2000	753.5
SALE	1133	753.5
SALE	2256	753.5
SALE	350	753.5
SALE	2951	753.5
PURCHASE	38766	753.684479

SALE	38766	753.684479
PURCHASE	226073	753.688101
SALE	226073	753.688101
PURCHASE	2289	754
PURCHASE	5000	754
PURCHASE	504	754
PURCHASE	3789	754
PURCHASE	1300	754
PURCHASE	1700	754
PURCHASE	66	754
PURCHASE	682	754
SALE	2000	754
SALE	1787	754
SALE	964	754
SALE	1532	754
SALE	2300	754
SALE	1424	754
SALE	840	754
SALE	1153	754
SALE	883	754
SALE	157	754
SALE	600	754
SALE	747	754
PURCHASE	3789	754.5
PURCHASE	3680	754.5
PURCHASE	4050	754.5
PURCHASE	1005	754.5
PURCHASE	682	754.5
PURCHASE	4914	754.5
PURCHASE	988	754.5
PURCHASE	354	754.5
SALE	4600	754.5
SALE	527	754.5
SALE	920	754.5
PURCHASE	1888	755
PURCHASE	2004	755
PURCHASE	3300	755
SALE	3300	755
PURCHASE	4002	755.5
PURCHASE	2753	755.5
PURCHASE	4002	755.5
PURCHASE	2753	755.5
PURCHASE	1375	755.5
PURCHASE	799	755.5
PURCHASE	1003	755.5
PURCHASE	1077	755.5
SALE	1294	755.5
SALE	1500	755.5
SALE	2614	755.5
SALE	3340	755.5
SALE	6072	755.5
PURCHASE	3717	756
SALE	3094	756
SALE	346	756
SALE	1275	756.5
SALE	5414	756.5
SALE	1000	756.5
SALE	1304	756.5
SALE	9722	757
PURCHASE	767	757.5
SALE	2909	757.5
SALE	1577	757.5
SALE	3658	758
SALE	2891	758
PURCHASE	1854	759

PURCHASE	1939	759
PURCHASE	2206	759
PURCHASE	157	759
PURCHASE	918	759
PURCHASE	491	759
SALE	4894	759
SALE	1666	759
SALE	1078	759
SALE	36	759
SALE	4894	759
SALE	1291	759
SALE	2862	759
SALE	3111	759.5
SALE	340	759.5
SALE	3283	759.5
SALE	918	759.5
SALE	2738	759.5
SALE	2878	759.5
SALE	310	759.5
SALE	2960	759.5
PURCHASE	25	760
PURCHASE	38	760
PURCHASE	2571	760
PURCHASE	2540	760
PURCHASE	986	760
PURCHASE	214	760
PURCHASE	3904	760
PURCHASE	3134	760
PURCHASE	126	760
SALE	1303	760
PURCHASE	6000	761
PURCHASE	3500	761
PURCHASE	5200	761
PURCHASE	1824	761
PURCHASE	1600	761
PURCHASE	893	761
SALE	2705	761

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call	Number of securities	Exercise price per unit

option	(Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	21 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	12:31 21-Jun-06
Number	9471E

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Schroders plc***
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 37.17948p**
Date of dealing	**20/06/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	35,739,853	7.358%		
(2) Derivatives (other than options)			35,301	0.007%
(3) Options and agreements to purchase/sell				
Total	35,739,853	7.358%	35,301	0.007%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	4,148	751.068p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	21/06/06
Contact name	Albion Onojobi

Telephone number 020 7658 2962

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	**Written or purchased**	**Number of securities to which the option or derivative relates**	**Exercise price** (Note 2)	**Type, e.g. American, European etc.**	**Expiry date**
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,288 Ordinary shares	802.79p	European	08/08/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

RECEIVED

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	13:38 21-Jun-06
Number	9536E

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	20 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
786,758	7.5600	7.4435

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
737,836	7.5649	7.4300

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Short	15177	7.5649
CFD	Short	59509	7.5149
CFD	Short	188	7.4803
CFD	Short	206	7.4803
CFD	Short	4196	7.4803

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	21 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END


Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section





RECEIVED
2006 OCT 24 A
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	13:39 21-Jun-06
Number	9537E

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	20 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities	191,957 (0.039%)		
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	191,957 (0.039%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			654 (0.0001%)
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total		654 (0.0001%)

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	849	7.5150
Buy	1086	7.5250
Buy	478	7.5250
Buy	100	7.5300
Buy	12	7.5300
Buy	779	7.5300
Buy	223	7.5300
Buy	568	7.5300
Buy	791	7.5300
Buy	440	7.5300
Buy	1235	7.5700
Sell	2575	7.4700

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	21 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED
2006 OCT 25 A 9:10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:20 22-Jun-06
Number	0008F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	21 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
54159	7.6986 GBP	7.5175 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note
13162	7.5648 GBP	7.525 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	5148	7.5269 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European	Expiry date	Opti paid per

				etc.		

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	22 June 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Boots)
Released	10:59 22-Jun-06
Number	0064F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management, L.P.**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**21 June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	**Number (%)**
(1) Relevant securities	**8253712 (1.7%)**	**0 (0%)**
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	**8253712 (1.7%)**	**0 (0%)**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	**Number (%)**
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	802	
GB00B0P7Y252	ORD / CMN	Sale	641	
GB00B0P7Y252	ORD / CMN	Purchase	595295	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**22 June 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:27 22-Jun-06
Number	0104F

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	22 June 2006
Date of dealing	21 June 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

21 June 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	21/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
513,619	GBP 15.77	GBP 15.74
Total number of securities sold	**Highest price received**	**Lowest price received**
125,853	GBP 15.76	GBP 15.74

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name	Writing,	Number of	Exercise	Type, e.g.	Type, e.g.	Option money

eg call option	selling, purchasing, varying etc.	securities under option	price	American, European etc	American, European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	22/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	21/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
199,154	GBP 9.96	GBP 9.89
Total number of securities sold	**Highest price received**	**Lowest price received**
110,812	GBP 9.91	GBP 9.91

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this

form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	22/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	21/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
335,136	GBP 7.54	GBP 7.45

Total number of securities sold	Highest price received	Lowest price received
949,583	GBP 7.55	GBP 7.49

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	22/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END



London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	Credit Suisse Asset Management Ltd
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	11:34 22-Jun-06
Number	0102F

RNS Number:0102F
Credit Suisse Asset Management Ltd
22 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	CREDIT SUISSE ASSET MANAGEMENT LIMITED, LONDON
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	COMM STK PAR GBP 37.179
Date of dealing	21 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,922,974	(1.22)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	5,922,974	(1.22)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	51,000	7.5175 (GBP)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	22 JUNE 2006
Contact name	SABINA KHANAM
Telephone number	020 7426 2497

If a connected EFM, name of
offeree/offeror with which connected ALLIANCE UNICHEM PLC

If a connected EFM, state nature of connection (Note 10)
EXEMPT FUND MANAGER IS UNDER THE SAME CONTROL AS A CONNECTED ADVISOR TO THE OFFEROR

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- Boots
Released	11:46 22-Jun-06
Number	0068F

FORM 8.3

LATE DISCLOSURE DUE TO LATE BOOKING OF TRADE

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management, L.P.**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**19 June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	**Short**
	Number (%)	**Number (%)**
(1) Relevant securities	**7658256 (1.58%)**	**0 (0%)**
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	**7658256 (1.58%)**	**0 (0%)**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**	**Short**
	Number (%)	**Number (%)**
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	215,100	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(

to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**22 June 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:34 22-Jun-06
Number	0183F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**21 JUNE 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
536,046	**7.53 GBP**	**7.46 GBP**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
444,685	**7.535 GBP**	**7.46746 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

option
relates
(Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Date of disclosure	22 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:38 22-Jun-06
Number	0188F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	21 JUNE 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
536,046	7.53 GBP	7.46 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
444,685	7.535 GBP	7.46746 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

option
relates
(Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Date of disclosure	22 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***
END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:50 22-Jun-06
Number	0204F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	21 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
454,786	7.55	7.45

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
423,751	7.5195	7.5153

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Short	23,766	7.5181
CFD	Short	65,000	7.4742
CFD	Short	57,942	7.5195
CFD	Short	188	7.5314
CFD	Short	23	7.5314

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	22 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:51 22-Jun-06
Number	0205F

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	21 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities	196,956 (0.040%)		
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	196,956 (0.040%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			654 (0.0001%)
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total		654 (0.0001%)

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	275	7.5050
Buy	475	7.5050
Buy	225	7.5050
Buy	150	7.5200
Buy	300	7.5200
Buy	325	7.5200
Buy	267	7.5050
Buy	433	7.5050
Buy	567	7.5050
Buy	550	7.5450
Buy	625	7.5450
Buy	826	7.5300
Buy	247	7.5300
Buy	1103	7.5300
Buy	400	7.5300
Buy	990	7.5200
Buy	791	7.5250
Buy	625	7.5150
Buy	281	7.5250
Buy	510	7.5250
Buy	225	7.5300
Buy	30	7.5250
Buy	703	7.5250
Buy	123	7.5250
Buy	569	7.5250
Buy	375	7.5400
Buy	1690	7.5400
Buy	988	7.5500
Sell	1098	7.4750
Sell	759	7.4900
Sell	3130	7.4900
Sell	778	7.4950
Sell	803	7.4950
Sell	2226	7.5050
Sell	300	7.5150
Sell	575	7.5150

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	22 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	15:16 22-Jun-06
Number	0350F

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	21/06/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities	11588107	2.38577		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	11588107	2.38577	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	2326	7.55
BUY	1160	7.55
BUY	29711	7.55
SELL	5355	7.52

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)	NO
Disclosure Date	22/06/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Free annual report

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	15:29 22-Jun-06
Number	0366F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 37.17948p**
Date of dealing	**21/06/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,739,316	7.358%		
(2) Derivatives (other than options)			35,301	0.007%
(3) Options and agreements to purchase/sell				
Total	35,739,316	7.358%	35,301	0.007%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	537	749 p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Is a Supplemental Form 8 attached? (Note 9) YES

Date of disclosure	22/06/06
Contact name	Andrea Rowe

Telephone number 020 7658 2521

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,288 Ordinary shares	802.79p	European	08/08/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END


Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED
2006 OCT 26 A 9:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Credit Suisse Asset Management Ltd
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	09:45 23-Jun-06
Number	0635F

RNS Number:0635F
Credit Suisse Asset Management Ltd
23 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1) CREDIT SUISSE ASSET MANAGEMENT LIMITED, LONDON

Company dealt in BOOTS GROUP PLC

Class of relevant security to which the dealings being disclosed relate (Note 2) COMM STK PAR GBP 37.179

Date of dealing 22 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,919,374	(1.22)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	5,919,374	(1.22)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	3,600	7.58 (GBP)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 23 JUNE 2006

Contact name ROSS KEOGH

Telephone number 020 7426 2759

If a connected EFM, name of

offeree/offeror with which connected ALLIANCE UNICHEM PLC

If a connected EFM, state nature of connection (Note 10)
EXEMPT FUND MANAGER IS UNDER THE SAME CONTROL AS A CONNECTED ADVISOR TO THE OFFEROR

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Boots Group PLC
TIDM	BOOT
Headline	Annual Report and Accounts
Released	10:05 23-Jun-06
Number	0650F

23 June 2006

Boots Group PLC

Annual Report and Accounts 2006
Summary Financial Statements 2006
Notice of the AGM to be held on 20th July 2006, and
Form of proxy for the AGM

Copies of the above documents have been submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Silchester International Inv.Ld
TIDM	
Headline	Rule 8.3- (Boots Group PLC)
Released	10:33 23-Jun-06
Number	0673F

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Silchester International Investors Limited**
Company dealt in	**BOOTS PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORDINARY**
Date of dealing	**22nd JUNE 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	25,133,573	5.17%	N/A
(2) Derivatives (other than options)	N/A		N/A
(3) Options and agreements to purchase/sell	N/A		N/A
Total	25,133,573	5.17%	N/A

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	55,544	760.0000 GBp

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note
N/A	N/A	N/A	N/A

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (
N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note
N/A	N/A	N/A

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)
N/A	N/A	N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers[on] to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere[nced] none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**23rd JUNE 2006**
Contact name	**Alison Ravenscroft**
Telephone number	**020 – 7518 7105**
If a connected EFM, name of offeree/offeror with which connected	**N/A**
If a connected EFM, state nature of connection (Note 10)	**N/A**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:46 23-Jun-06
Number	0681F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	22 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
831738	7.575 GBP	7.5482 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note
340289	7.58 GBP	7.5514 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	169900	7.5678 GBP
CFD	Short	226100	7.5678 GBP
CFD	Short	1353	7.575 GBP
CFD	Short	800	7.5482 GBP
CFD	Short	2108	7.5612 GBP
CFD	Short	114800	7.5678 GBP
CFD	Short	155200	7.5678 GBP
CFD	Short	178812	7.5575 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ι

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	23 June 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:08 23-Jun-06
Number	0707F

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	23 June 2006
Date of dealing	22 June 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

22 June 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	22/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
749,721	GBP 15.76	GBP 15.72

Total number of securities sold	Highest price received	Lowest price received
73,872	GBP 15.76	GBP 15.72

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
SWAP	Long	387,786	GBP15.76

(c) Options transactions in respect of existing securities

Product name	Writing,	Number of	Exercise	Type, e.g.	Type, e.g.	Option money

eg call option	selling, purchasing, varying etc.	securities under option	price	American, European etc	American, European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	23/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	22/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
18,027	GBP 10.02	GBP 9.95
Total number of securities sold	**Highest price received**	**Lowest price received**
6,274	GBP 10.03	GBP 9.99

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this

form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	23/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	22/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
21,235	GBP 7.59	GBP 7.54
Total number of securities sold	**Highest price received**	**Lowest price received**
148,137	GBP 7.60	GBP 7.56

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	23/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END



London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:08 23-Jun-06
Number	0819F

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	22 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	830,918	0.17%	287,292	0.06%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	830,918	0.17%	287,292	0.06%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security: **Details**

3. **DEALINGS** (Note 3)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	6033	753 pence
SALE	2037	753
SALE	1150	753
SALE	2000	753
PURCHASE	13271	753.5
SALE	1733	753.5
SALE	2139	753.5
SALE	28	753.5
PURCHASE	1600	754
PURCHASE	414	754
PURCHASE	2472	754
PURCHASE	414	754
PURCHASE	3800	754
PURCHASE	3796	754
SALE	1415	754
SALE	1546	754
SALE	200	754
SALE	4437	754
SALE	100	754
SALE	1448	754
SALE	5854	754
PURCHASE	885	754.5
PURCHASE	844	754.5
PURCHASE	49	754.5
PURCHASE	6566	754.5
PURCHASE	100	754.5
PURCHASE	300	754.5
PURCHASE	13253	754.5
PURCHASE	1000	755
PURCHASE	100	755
PURCHASE	5000	755
PURCHASE	11600	755
PURCHASE	452	755
PURCHASE	21166	755
PURCHASE	895	755
PURCHASE	6461	755
PURCHASE	124	755.5
PURCHASE	659	755.5
PURCHASE	2316	755.5
PURCHASE	400	755.5
PURCHASE	2900	755.5
PURCHASE	1964	755.5
SALE	659	755.5
SALE	3665	755.5
SALE	124	755.5
PURCHASE	4342	755.7961
SALE	4342	755.7961
PURCHASE	800	756
PURCHASE	1613	756
PURCHASE	100	756
PURCHASE	2974	756
SALE	7196	756
SALE	1700	756
SALE	1503	756
SALE	1971	756
SALE	3695	756
PURCHASE	100377	756.350548
SALE	100377	756.350548
PURCHASE	3879	756.5
PURCHASE	2460	756.5
PURCHASE	540	756.5

PURCHASE	1200	756.5
PURCHASE	1900	756.5
SALE	4572	756.5
SALE	647	756.5
SALE	1153	756.5
SALE	992	756.5
SALE	973	756.5
PURCHASE	102169	756.867783
SALE	102169	756.867783
PURCHASE	854	757
PURCHASE	4000	757
PURCHASE	4713	757
PURCHASE	867	757
SALE	385	757
SALE	1995	757
SALE	962	757
SALE	2759	757
SALE	3061	757
SALE	2759	757
PURCHASE	875	757.5
PURCHASE	880	757.5
PURCHASE	1965	757.5
PURCHASE	1706	757.5
PURCHASE	567	757.5
PURCHASE	800	757.5
PURCHASE	100	757.5
SALE	2000	757.5
SALE	3800	757.5
SALE	2378	757.5
SALE	1300	757.5
SALE	2020	757.5
SALE	7458	757.5
PURCHASE	1379	758
PURCHASE	2590	758
PURCHASE	2022	758
SALE	451	758
SALE	1976	758
PURCHASE	4000	758.5
PURCHASE	2573	758.5
PURCHASE	2253	758.5
PURCHASE	2300	758.5
PURCHASE	3195	758.5
SALE	3100	758.5
PURCHASE	835	759
SALE	6173	759
SALE	4539	759
SALE	683	759.5
SALE	1780	759.5
SALE	2914	759.5
PURCHASE	878	760
SALE	1279	760
SALE	5835	760
SALE	19377	760
SALE	6739	760
SALE	191	760
PURCHASE	9000	760.5
SALE	800	760.5
SALE	24200	760.5
PURCHASE	2000	761.5
PURCHASE	5264	799.526026
SALE	5264	799.526026

(b) Derivatives transactions (other than options)

Product name, e.g Long/short (Note 5)	**Number of securities** (Note 6)	**Price per unit** (Note 4)
CFD		

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	23 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED
2006 OCT 26 A
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:15 23-Jun-06
Number	0837F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**ORDINARY SHARES 25P**
Date of dealing	**22 JUNE 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
64,868	**7.6076 GBP**	**7.5575 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
36,871	**7.59 GBP**	**7.545 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	**Writing, selling, purchasing, varying etc**	**Number of securities to which the**	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option moneypaid/received per unit** (Note 3)

option relates (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Date of disclosure	23 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	Rule 8.3- (Boots)
Released	13:00 23-Jun-06
Number	0923F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**22 June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	5855930 (1.21%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	5855930 (1.21%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	240982	
GB00B0P7Y252	ORD / CMN	Sale	64394	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	23 June 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
If a connected EFM, name of offeree/offeror with which connected	BOOTS GROUP PLC
If a connected EFM, state nature of connection (Note 10)	Advisor

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	Rule 8.3- (Boots)
Released	13:02 23-Jun-06
Number	0925F

FORM 8.3

LATE DISCLOSURE DUE TO LATE BOOKING OF TRADES

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	21 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	5679342 (1.17%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	5679342 (1.17%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	57714	
GB00B0P7Y252	ORD / CMN	Purchase	471272	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	23 June 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
If a connected EFM, name of offeree/offeror with which connected	BOOTS GROUP PLC
If a connected EFM, state nature of connection (Note 10)	Advisor

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3 - Boots Group PLC
Released	13:04 23-Jun-06
Number	0926F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management, L.P.**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**22 June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	**Number (%)**
(1) Relevant securities	**8545101 (1.76%)**	**0 (0%)**
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	**8545101 (1.76%)**	**0 (0%)**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	**Number (%)**
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	291389	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/: unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(

to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**23 June 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

RECEIVED
2006 OCT 26 A 9:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	13:37 23-Jun-06
Number	0947F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	22 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
330,095	7.6000	7.5300

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
619,909	7.5750	7.5524

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	1353	7.5750
CFD	Short	42,372	7.5560
CFD	Short	150	7.5521
CFD	Short	105	7.5521
CFD	Long	314,352	7.5731
CFD	Short	2000	7.5524

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	23 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	13:38 23-Jun-06
Number	0948F

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	22 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	222,494 (0.045%)		
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	222,494 (0.045%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			654 (0.0001%)
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total		654 (0.0001%)

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	7500	7.5700
Buy	638	7.5600
Buy	643	7.5600
Buy	732	7.5550
Buy	402	7.5600
Buy	211	7.5600
Buy	743	7.5650
Buy	766	7.5650
Buy	867	7.5650
Buy	881	7.5600
Buy	650	7.5650
Buy	475	7.5650
Buy	130	7.5750
Buy	375	7.5750
Buy	1352	7.5800
Buy	375	7.5700
Buy	450	7.5700
Buy	100	7.5600
Buy	425	7.5600
Buy	650	7.5600
Buy	800	7.5600
Buy	100	7.5600
Buy	441	7.5600
Buy	756	7.5600
Buy	100	7.5450
Buy	1123	7.5450
Buy	2364	7.5400
Buy	2364	7.5400
Sell	275	7.5650
Sell	600	7.5650

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	23 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

RECEIVED
2006 OCT 25 A 9:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:19 26-Jun-06
Number	1388F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**23 June 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
31761	**7.5752 GBP**	**7.535 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
34943	**7.6322 GBP**	**7.5591 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**1643**	**7.5545 GBP**
CFD	**Short**	**8947**	**7.5545 GBP**
CFD	**Short**	**13772**	**7.5591 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing,**	**Number of securities to which the option**	**Exercise price**	**Type, e.g. American,**	**Expiry date**	**Opti paid**

	varying etc.	relates (Note 5)		European etc.		per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	26 June 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	Rule 8.3- (Boots Group Plc)
Released	10:22 26-Jun-06
Number	1390F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**23 June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	**Number (%)**
(1) Relevant securities	**6399538 (1.32%)**	**0 (0%)**
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	**6399538 (1.32%)**	**0 (0%)**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	**Number (%)**
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	543608	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/: unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere

none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**26 June 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section





Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Boots Group Plc)
Released	10:22 26-Jun-06
Number	1393F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management, L.P.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	23 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	8673745 (1.79%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	8673745 (1.79%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	128644	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere

none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**26 June 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	10:59 26-Jun-06
Number	1464F

FORM 38.5a (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5a OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	26 June 2006
Date of dealing	23 June 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

23 June 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	23/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
265,495	GBP 15.77	GBP 15.74
Total number of securities sold	**Highest price received**	**Lowest price received**
30,823	GBP 15.77	GBP 15.74

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name	Writing, selling,	Number of securities under	Exercise price	Type, e.g. American,	Type, e.g. American,	Option money

eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	26/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	23/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
9,391	GBP 10.01	GBP 9.98
Total number of securities sold	**Highest price received**	**Lowest price received**
11,397	GBP 10.04	GBP 9.96

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which

any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	26/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	23/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
36,974	GBP 7.59	GBP 7.49

Total number of securities sold	Highest price received	Lowest price received
87,598	GBP 7.58	GBP 7.53

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person *relating* to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition *or disposal* of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	26/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END



Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved



Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:14 26-Jun-06
Number	1535F

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	23 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	221,219 (0.045%)		
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	221,219 (0.045%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			654 (0.0001%)
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total		654 (0.0001%)

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	200	7.5900
Buy	150	7.5900
Buy	275	7.5900
Buy	100	7.5850
Sell	75	7.5450
Sell	950	7.5450
Sell	975	7.5450

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	26 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc All rights reserved



Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:15 26-Jun-06
Number	1543F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	23 JUNE 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
146,164	7.5876 GBP	7.500905 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
149,620	7.5450 GBP	7.500905 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	3,838	7.545 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Date of disclosure	**26 JUNE 2006**
Contact name	**ROBIN RAGNUTH**
Telephone number	**020 7567 8289**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure - Amendment
Released	12:17 26-Jun-06
Number	1532F

This announcement replaces the previous RNS announcement reference 0183F released at 12:34 22 Jun 06. Amendment made to 2.*(a)* Total number of securities purchased due to the cancellation of a trade. All other information remains unchanged.

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	21 JUNE 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
391,477	7.53 GBP	7.46 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
444,685	7.535 GBP	7.46746 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g	Writing, selling,	Number of	Exercise price	Type, e.g. American,	Expiry date	Option moneypaid/received

call option	purchasing, varying etc	securities to which the option relates (Note 5)	European etc.	per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Date of disclosure	22 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:19 26-Jun-06
Number	1549F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	23 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
16,471	7.5850	7.5350

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note
408,060	7.5768	7.5500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Short	82,878	7.5622
CFD	Short	320,369	7.5768
CFD	Long	11,658	7.5552

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	26 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:22 26-Jun-06
Number	1582F

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	23 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	836,635	0.17%	289,015	0.06%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	836,635	0.17%	289,015	0.06%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	**Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	771	754
PURCHASE	75	754
PURCHASE	3902	754
PURCHASE	5000	754
PURCHASE	100	754
PURCHASE	4260	754
SALE	1744	754
SALE	2000	754
SALE	2100	754
SALE	35	754
SALE	2943	754
SALE	771	754
SALE	1500	754
SALE	900	754
PURCHASE	5187	754.5
SALE	997	754.5
SALE	1096	754.5
SALE	1985	754.5
SALE	2123	754.5
SALE	7000	754.5
PURCHASE	815	755
PURCHASE	439	755
PURCHASE	1311	755
PURCHASE	2000	755
PURCHASE	2851	755
PURCHASE	564	755
PURCHASE	7830	755
PURCHASE	78	755
PURCHASE	1443	755
PURCHASE	3000	755
PURCHASE	3000	755
PURCHASE	16	755
PURCHASE	2984	755
PURCHASE	4306	755
PURCHASE	106	755
PURCHASE	400	755
PURCHASE	2482	755
PURCHASE	1661	755
PURCHASE	577	755
PURCHASE	1731	755
PURCHASE	2782	755
SALE	5005	755
PURCHASE	1000	755.5
PURCHASE	1861	755.5
PURCHASE	2000	755.5
PURCHASE	824	755.5
PURCHASE	1	755.5
PURCHASE	668	755.5
PURCHASE	1232	755.5
PURCHASE	4860	755.5
PURCHASE	100	755.5
PURCHASE	7011	755.5
PURCHASE	100	755.5
PURCHASE	3300	755.5
SALE	742	755.5
SALE	1744	755.5
SALE	1000	755.5
SALE	824	755.5
SALE	5061	755.5
SALE	1	755.5
SALE	2220	755.5
SALE	3893	755.5

SALE	3949	755.5
SALE	1367	755.5
SALE	2012	755.5
PURCHASE	830	756
PURCHASE	987	756
PURCHASE	1013	756
PURCHASE	835	756
SALE	1605	756
SALE	1545	756
PURCHASE	1597	756.5
PURCHASE	100	756.5
PURCHASE	1303	756.5
SALE	8043	757
SALE	1500	757
PURCHASE	983	757.5
PURCHASE	535	757.5
PURCHASE	11209	757.5
PURCHASE	1000	757.5
SALE	3000	757.5
PURCHASE	2631	758
PURCHASE	23	758
PURCHASE	6092	758
PURCHASE	2079	758
PURCHASE	2100	758
PURCHASE	100	758
SALE	3000	758
SALE	3000	758
SALE	48	758
SALE	2652	758
SALE	2000	758
SALE	3000	758
SALE	2674	758.5
SALE	3000	758.5
SALE	111	758.5
SALE	2889	758.5
SALE	3000	758.5
SALE	3000	758.5
SALE	2953	759
SALE	200	759
SALE	1500	759
SALE	2417	759.5
SALE	2496	759.5
SALE	3406	759.5
SALE	2000	759.5

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	26 JUNE 2006
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3-Boots Group Plc
Released	12:32 26-Jun-06
Number	1590F

RNS Number:1590F
Newton Investment Management Ltd
26 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 0.37179482
Date of dealing	23 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,241,157	1.70		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,241,157	1.70		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	134	7.545

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	26 June 2006
Contact name	Barry Smalls
Telephone number	0207 163 2251

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

RECEIVED

2006 OCT 26 A 9:4?

OFFICE OF INTE... CORPORATE FI...

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	15:32 26-Jun-06
Number	1731F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 37.17948p**
Date of dealing	**23/06/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,699,034	7.350%		
(2) Derivatives (other than options)			35,301	0.007%
(3) Options and agreements to purchase/sell				
Total	35,699,034	7.350%	35,301	0.007%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2,132	756.00p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	26/06/06
Contact name	Andrea Rowe

Telephone number 020 7658 2521

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,288 Ordinary shares	802.79p	European	08/08/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which *is addressed solely* to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions *on use and* distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Boots Group PLC
TIDM	BOOT
Headline	Director/PDMR Shareholding
Released	15:39 26-Jun-06
Number	1735F

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

BOTH

3. Name of *person discharging managerial responsibilities/director*

RICHARD BAKER

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 37 7/39P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

RICHARD BAKER

8 State the nature of the transaction

PURCHASE OF SHARES UNDER SHARE INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

16

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

MINIMAL

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

...

13. Price per *share* or value of transaction

£7.585

14. Date and place of transaction

23rd June 2006 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

652,387 0.134%

16. Date issuer informed of transaction

26th June 2006 (NOTIFIED BY ADMINISTRATORS)

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

...

18. Period during which or date on which it can be exercised

...

19. Total amount paid (if any) for grant of the option

...

20. Description of *shares* or debentures involved (*class* and number)

...

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

...

22. Total number of *shares* or debentures over which options held following notification

...

23. Any additional information

...

24. Name of contact and telephone number for queries

……………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

26th June 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

BOTH

3. Name of *person discharging managerial responsibilities/director*

PAUL BATEMAN

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 37 7/39P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

PAUL BATEMAN

8 State the nature of the transaction

PURCHASE OF SHARES UNDER SHARE INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

16

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

MINIMAL

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

...

13. Price per *share* or value of transaction

£7.585

14. Date and place of transaction

23rd June 2006 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

296,298 0.061%

16. Date issuer informed of transaction

26th June 2006 (NOTIFIED BY ADMINISTRATORS)

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

...

18. Period during which or date on which it can be exercised

...

19. Total amount paid (if any) for grant of the option

...

20. Description of *shares* or debentures involved (*class* and number)

...

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

...

22. Total number of *shares* or debentures over which options held following notification

...

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

……………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

26th June 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

MICHAEL OLIVER

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 37 7/39P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

MICHAEL OLIVER

8 State the nature of the transaction

PURCHASE OF SHARES UNDER SHARE INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

16

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

MINIMAL

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

……………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating

percentage)

… … … … … … … … … … … …

13. Price per *share* or value of transaction

£7.585

14. Date and place of transaction

23rd June 2006 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

95,134 0.019%

16. Date issuer informed of transaction

26th June 2006 (NOTIFIED BY ADMINISTRATORS)

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

… … … … … … … … … … … …

18. Period during which or date on which it can be exercised

… … … … … … … … … … … …

19. Total amount paid (if any) for grant of the option

… … … … … … … … … … … …

20. Description of *shares* or debentures involved (*class* and number)

… … … … … … … … … … … …

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

...

22. Total number of *shares* or debentures over which options held following notification

...

23. Any additional information

...

24. Name of contact and telephone number for queries

...

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

26th June 2006

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc All rights reserved

RECEIVED

Company	Paul Bateman
TIDM	
Headline	Rule 8.1- (Boots Group PLC)
Released	15:51 26-Jun-06
Number	1745F

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Paul Bateman***
Company dealt in	**Boots Group PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares of 37 7/39p each**
Date of dealing	**23rd June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase of Shares under the Boots Group All-Employee Share Ownership Plan	16	£7.585

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **~~YES~~/NO**

Date of disclosure	**26th June 2006**
Contact name	**Sonia Fennell**
Telephone number	**0115 968 7094**
Name of offeree/offeror with which associated	**Boots Group PLC**
Specify category and nature of associate status (Note 10)	**Executive director of Boots Group PLC**

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

RECEIVED

Company	Richard Baker
TIDM	
Headline	Rule 8.1- (Boots Group PLC)
Released	16:30 26-Jun-06
Number	1791F

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Richard Baker***
Company dealt in	**Boots Group PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares of 37 7/39p each**
Date of dealing	**23rd June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			

(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase of Shares under the Boots Group All-Employee Share Ownership Plan	16	£7.585

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) ~~YES~~/NO

Date of disclosure	26th June 2006
Contact name	Sonia Fennell
Telephone number	0115 968 7094
Name of offeree/offeror with which associated	Boots Group PLC
Specify category and nature of associate status (Note 10)	Executive director of Boots Group PLC

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	07:00 27-Jun-06
Number	1951F

RNS Number:1951F
Franklin Resources Inc
26 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Franklin Resources, Inc.
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	June 23, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,306,880	7.89%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,306,880	7.89%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	4,590	7.555 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	June 26, 2006
Contact name	Lori A. Weber
Telephone number	954-847-2283
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:57 27-Jun-06
Number	2145F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**26 June 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
76625	7.56 GBP	7.534 GBP

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
27187	7.6444 GBP	7.5732 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	Short	10530	7.5221 GBP
CFD	Short	1485	7.5221 GBP
CFD	Short	10530	7.5221 GBP
CFD	Short	3645	7.5221 GBP
CFD	Short	378	7.5221 GBP
CFD	Short	432	7.5221 GBP
CFD	Short	4600	7.534 GBP
CFD	Short	500	7.5812 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	27 June 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

RECEIVED
2006 OCT 25 A
OFFICE OF INTER CORPORATE

Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3 - Boots Group Plc
Released	11:02 27-Jun-06
Number	2156F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management, L.P.**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**26 June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	**Number (%)**
(1) Relevant securities	**8744186 (1.8%)**	**0 (0%)**
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	**8744186 (1.8%)**	**0 (0%)**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	**Number (%)**
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	41486	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere

none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**27 June 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company Goldman Sachs Asset Management LP
TIDM
Headline Rule 8.3-Boots Group-Amend
Released 11:04 27-Jun-06
Number 2159F

FORM 8.3

Amendment – Due to late booked transactions, the disclosure made on 26 June 2006, for trading on 23 June 2006 is being updated. The positions in 2.(a) have been updated and one purchase of 28955 has been added to Section 3.(a).

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management, L.P.**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**23 June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	**Number (%)**
(1) Relevant securities	**8702700 (1.79%)**	**0 (0%)**
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	**8702700 (1.79%)**	**0 (0%)**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	**Number (%)**
(1) Relevant securities		
(2) Derivatives (other than options)		

(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per uni
GB00B0P7Y252	ORD / CMN	Purchase	128644	
US0994821017	ORD / ADR	Purchase	28955	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**27 June 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc All rights reserved

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:14 27-Jun-06
Number	2175F

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	26 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	852,200	0.24%	284,992	0.08%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	852,200	0.24%	284,992	0.08%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	**Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	2000	760.5 pence
PURCHASE	816	760.5
SALE	211	760.5
SALE	816	760.5
SALE	748	760
SALE	2000	759.5
SALE	2342	759.5
SALE	1945	758.5
SALE	1809	758.5
SALE	785	759
SALE	671	759
SALE	2331	759
SALE	328	759
SALE	2000	757
SALE	40	757
SALE	500	757
PURCHASE	1900	757.5
PURCHASE	1906	757.5
PURCHASE	1100	757.5
PURCHASE	725	758.5
SALE	700	759
PURCHASE	83	758.5
PURCHASE	1300	758.5
SALE	1800	758
SALE	2658	758
SALE	2	757.5
SALE	3000	757.5
PURCHASE	1788	758.5
PURCHASE	301	758.5
PURCHASE	1300	758.5
SALE	1654	758
PURCHASE	6988	758.5
PURCHASE	5054	758.5
PURCHASE	1141	758.5
PURCHASE	59	758.5
PURCHASE	1666	758.5
PURCHASE	666	758.5
PURCHASE	573	759
PURCHASE	6690	759
PURCHASE	1386	759.5
PURCHASE	100	759.5
PURCHASE	1054	759
SALE	50	759
SALE	4000	759
SALE	3725	758.5
SALE	5400	758.5
SALE	2000	758.5
PURCHASE	653	758
PURCHASE	1000	757.5
SALE	429	758
SALE	452	758
SALE	2900	757.5
SALE	900	757.5
SALE	1200	757.5
SALE	804	757.5
SALE	600	757.5
SALE	468	757.5
SALE	544	757.5
PURCHASE	5815	758
PURCHASE	5000	758
PURCHASE	1000	758
PURCHASE	1000	758

SALE	200	758.5
SALE	3000	758.5
SALE	1670	758.5
SALE	30	758.5
SALE	1970	758.5
SALE	3000	758.5
PURCHASE	555	759
PURCHASE	365	759
PURCHASE	4447	759
PURCHASE	800	759
PURCHASE	1096	759
PURCHASE	1000	759
PURCHASE	100	759
SALE	186	759
SALE	3500	759
SALE	400	759
SALE	2089	757.5
SALE	2800	757.5
SALE	156	757.5
SALE	2800	757.5
SALE	2746	757.5
PURCHASE	813	753.5
PURCHASE	4000	753.5
PURCHASE	486	753.5
PURCHASE	3432	753.5
PURCHASE	13	753.5
PURCHASE	346	754
PURCHASE	3889	754
PURCHASE	1485	754
PURCHASE	2298	753.5
SALE	3533	754
SALE	596	752.5
SALE	12	752.5
SALE	1103	753
SALE	600	753
SALE	550	753
PURCHASE	782	752.5
PURCHASE	3218	752.5
SALE	470	753
SALE	644	753
SALE	1150	753
PURCHASE	4793	752
PURCHASE	8504	752
SALE	49	752.5
SALE	926	752.5
SALE	1000	752.5
SALE	700	752.5
PURCHASE	5602	754
SALE	1956	754.5
SALE	1873	755
SALE	2143	753.5
SALE	657	753.5
SALE	983	754
SALE	4000	754
SALE	927	754
PURCHASE	3000	753
PURCHASE	1600	751.5
SALE	920	752.5
SALE	2922	752.5
SALE	921	752.5
PURCHASE	1000	752
PURCHASE	3000	752
PURCHASE	100	752
SALE	125000	749.8735
PURCHASE	3000	753.5

PURCHASE	6414	751.5
PURCHASE	1030	753
PURCHASE	1000	753
PURCHASE	2230	751.5
PURCHASE	1000	755
PURCHASE	1373	754.5
PURCHASE	627	754.5
PURCHASE	970	754.5
PURCHASE	6084	753
SALE	2679	753
SALE	100	752.5
SALE	1966	752.5
SALE	856	752.5
SALE	100	752.5
SALE	200	752.5
SALE	1479	752.5
PURCHASE	2461	754
PURCHASE	539	754
PURCHASE	2000	756
PURCHASE	1000	756
PURCHASE	1493	754.5
PURCHASE	1837	754.5
SALE	2000	756
SALE	6884	755
PURCHASE	125000	752.3769
SALE	101656	756.946614
PURCHASE	101656	756.946614
SALE	8777	755.589381
PURCHASE	8777	755.589381
SALE	6884	758.744988
PURCHASE	6884	758.744988
SALE	98812	755.673926
PURCHASE	98812	755.673926

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	27 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc All rights reserved



Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:18 27-Jun-06
Number	2184F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	26 JUNE 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
166,997	7.6315 GBP	7.5300 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
165,902	7.53 GBP	7.585 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Date of disclosure	27 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved



Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	Rule 8.3- (Boots Group Plc)
Released	11:22 27-Jun-06
Number	2187F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	26 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	6429501 (1.32%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	6429501 (1.32%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	29,963	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere

none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**27 June 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	Credit Suisse Asset Management Ltd
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	11:36 27-Jun-06
Number	2195F

RNS Number:2195F
Credit Suisse Asset Management Ltd
27 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	CREDIT SUISSE ASSET MANAGEMENT LIMITED, LONDON.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	COMM STK PAR GBP 37.179
Date of dealing	26 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,905,874	(1.22)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	5,905,874	(1.22)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	13,500	7.509659 (GBP)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	27 JUNE 2006
Contact name	SABINA KHANAM
Telephone number	020 7426 2497
If a connected EFM, name of offeree/offeror with which connected	ALLIANCE UNICHEM PLC
If a connected EFM, state nature of connection (Note 10)	EXEMPT FUND MANAGER IS UNDER THE SAME CONTROL AS A

CONNECTED ADVISOR TO
THE OFFEROR

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:09 27-Jun-06
Number	2268F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	26 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
75,655	7.5900	7.5100

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
37,500	7.5800	7.5597

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	36,151	7.5439
CFD	Short	2,004	7.5378

(c) Options transactions in respect of *existing* securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	27 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:10 27-Jun-06
Number	2270F

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	27 June 2006
Date of dealing	26 June 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

26 June 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	26/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
70,915	GBP 15.81	GBP 15.75
Total number of securities sold	**Highest price received**	**Lowest price received**
64,683	GBP 15.79	GBP 15.77

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name	**Writing, selling,**	**Number of securities under**	**Exercise price**	**Type, e.g. American,**	**Type, e.g. American,**	**Option money**

eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	27/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	26/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
15,103	GBP 10.05	GBP 9.97
Total number of securities sold	**Highest price received**	**Lowest price received**
3,611	GBP 10.05	GBP 10.02

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which

any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	27/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	26/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
82,946	GBP 7.62	GBP 7.51

Total number of securities sold	Highest price received	Lowest price received
40,510	GBP 7.63	GBP 7.56

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	27/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END



London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:13 27-Jun-06
Number	2269F

RECEIVED

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	26 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities	221,219 (0.046%)		
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	221,219 (0.046%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			654 (0.0001%)
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total		654 (0.0001%)

(c) Rights to subscribe (Note 2)

Class of relevant security:	**Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	**Number of securities**	**Price per unit** (Note 4)
Buy	100	7.5850
Buy	697	7.5450
Buy	245	7.5450
Buy	400	7.5400
Buy	625	7.5400
Buy	657	7.5350
Buy	686	7.5500
Buy	302	7.5500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 5)	**Number of securities** (Note 6)	**Price per unit** (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 6)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	27 June 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc All rights reserved

Company	Silchester International Inv.Ld
TIDM	
Headline	Rule 8.3- Boots PLC
Released	16:19 27-Jun-06
Number	2563F

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Silchester International Investors Limited**
Company dealt in	**BOOTS PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORDINARY**
Date of dealing	**27th JUNE 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	25,112,117	5.17%	N/A
(2) Derivatives (other than options)	N/A		N/A
(3) Options and agreements to purchase/sell	N/A		N/A
Total	25,112,117	5.17%	N/A

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	21,456	757.9134 GBp

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note
N/A	N/A	N/A	N/A

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (
N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note
N/A	N/A	N/A

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)
N/A	N/A	N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**27th JUNE 2006**
Contact name	**Alison Ravenscroft**
Telephone number	**020 – 7518 7105**
If a connected EFM, name of offeree/offeror with which connected	**N/A**
If a connected EFM, state nature of connection (Note 10)	**N/A**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	16:26 27-Jun-06
Number	2558F

RNS Number:2558F
Franklin Resources Inc
27 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Franklin Resources, Inc.
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	June 26, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,913,781	8.01%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,913,781	8.01%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	606,901	7.585 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	June 27, 2006
Contact name	Lori A. Weber
Telephone number	954-847-2283
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	07:00 28-Jun-06
Number	2708F

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	26/06/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 596,456 due to Transfer Receive

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	12184563	2.50857		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	12184563	2.50857	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	27/06/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the

Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:56 28-Jun-06
Number	2874F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	27 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
21340	7.555 GBP	7.5435 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
17640	7.5512 GBP	7.5503 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	200	7.5502 GBP
CFD	Short	1000	7.5502 GBP
CFD	Short	900	7.5502 GBP
CFD	Short	6600	7.5502 GBP
CFD	Short	5000	7.5512 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persı to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	28 June 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	Rule 8.3- (Boots)
Released	11:02 28-Jun-06
Number	2883F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	27 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	6548357 (1.35%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	6548357 (1.35%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	118856	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/: unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any *other pers* to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere

none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	28 June 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
If a connected EFM, name of offeree/offeror with which connected	BOOTS GROUP PLC
If a connected EFM, state nature of connection (Note 10)	Advisor

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Boots)
Released	11:04 28-Jun-06
Number	2884F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management, L.P.**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**27 June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	8996106 (1.85%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	8996106 (1.85%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	251920	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere

none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**28 June 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:22 28-Jun-06
Number	2917F

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	27 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	839,850	0.17%	80,736	0.02%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	839,850	0.17%	80,736	0.02%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security: **Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	2000	749 pence
PURCHASE	2000	749
PURCHASE	1000	749
PURCHASE	1068	749.5
PURCHASE	3703	749.5
PURCHASE	76	750.5
PURCHASE	1137	750.5
PURCHASE	100	750.5
PURCHASE	2000	750.5
PURCHASE	551	751.5
PURCHASE	151	751.5
PURCHASE	3000	751.5
PURCHASE	1148	751.5
SALE	3000	751.5
PURCHASE	300	752
PURCHASE	809	752
PURCHASE	2801	752
PURCHASE	2000	752
PURCHASE	2588	752
PURCHASE	2671	752
PURCHASE	3063	752
PURCHASE	100	752
PURCHASE	9	752
PURCHASE	1000	752
PURCHASE	8917	752
SALE	3000	752
SALE	286	752
SALE	1314	752
SALE	8917	752
SALE	8917	752
PURCHASE	315	752.5
PURCHASE	2236	752.5
PURCHASE	3659	752.5
PURCHASE	2100	752.5
SALE	1441	752.5
SALE	1559	752.5
PURCHASE	230	753
PURCHASE	2827	753
PURCHASE	3619	753
PURCHASE	1434	753
PURCHASE	100	753
PURCHASE	3411	753
PURCHASE	2950	753
PURCHASE	3393	753
PURCHASE	1	753
PURCHASE	3000	753
PURCHASE	384	753
PURCHASE	1332	753
PURCHASE	1803	753
PURCHASE	2023	753
PURCHASE	1146	753
PURCHASE	3	753
PURCHASE	1231	753
SALE	-3000	753
SALE	100	753
SALE	1300	753
PURCHASE	5551	753.5
PURCHASE	1000	753.5
PURCHASE	8439	753.5
PURCHASE	1185	753.5
PURCHASE	2862	753.5
PURCHASE	6000	753.5

PURCHASE	2390	753.5
PURCHASE	989	753.5
PURCHASE	2562	753.5
SALE	2734	753.5
SALE	5551	753.5
SALE	2432	753.5
SALE	1900	753.5
SALE	974	753.5
SALE	1500	753.5
SALE	2562	753.5
SALE	838	753.5
PURCHASE	2664	754
PURCHASE	2664	754
PURCHASE	3672	754
PURCHASE	3122	754
PURCHASE	6000	754
PURCHASE	9000	754
PURCHASE	69	754
PURCHASE	3809	754
PURCHASE	44	754
PURCHASE	165	754
PURCHASE	9638	754
PURCHASE	3473	754
PURCHASE	4289	754
PURCHASE	3252	754
PURCHASE	8307	754
PURCHASE	3355	754
PURCHASE	145	754
SALE	701	754
SALE	1643	754
SALE	1000	754
SALE	8307	754
SALE	3000	754
SALE	1955	754
SALE	2684	754
SALE	2500	754
SALE	3438	754
SALE	438	754
SALE	2000	754
SALE	1000	754
SALE	24	754
SALE	548	754
PURCHASE	109927	754.104201
SALE	109927	754.104201
PURCHASE	8917	754.110856
SALE	8917	754.110856
PURCHASE	124992	754.325585
SALE	124992	754.325585
PURCHASE	9000	754.5
PURCHASE	1219	754.5
PURCHASE	1468	754.5
PURCHASE	3000	754.5
PURCHASE	1022	754.5
PURCHASE	1144	754.5
PURCHASE	100	754.5
PURCHASE	7500	754.5
PURCHASE	5186	754.5
PURCHASE	2314	754.5
PURCHASE	3266	754.5
SALE	100	754.5
SALE	2000	754.5
SALE	2000	754.5
PURCHASE	9000	755
PURCHASE	862	755
PURCHASE	389	755

PURCHASE	2355	755
PURCHASE	3496	755
PURCHASE	1000	755
PURCHASE	267	755
PURCHASE	1052	755
PURCHASE	518	755
PURCHASE	1493	755
PURCHASE	4798	755
PURCHASE	400	755
PURCHASE	1177	755
PURCHASE	2000	755
PURCHASE	625	755
PURCHASE	796	755
PURCHASE	7000	755
PURCHASE	1761	755
PURCHASE	100	755
PURCHASE	2337	755
PURCHASE	3000	755
PURCHASE	2607	755
PURCHASE	3000	755
PURCHASE	440	755
PURCHASE	332	755
SALE	5927	755
SALE	9000	755
SALE	543	755
SALE	54	755
SALE	1246	755
SALE	529	755
SALE	3600	755
SALE	1200	755
SALE	100	755
SALE	1400	755
SALE	1400	755
SALE	1500	755
SALE	1170	755
PURCHASE	1669	755.5
PURCHASE	100	755.5
PURCHASE	3000	755.5
PURCHASE	3962	755.5
PURCHASE	5000	755.5
PURCHASE	581	755.5
PURCHASE	1142	755.5
PURCHASE	4170	755.5
PURCHASE	7045	755.5
SALE	1902	755.5
SALE	1170	755.5
SALE	2940	755.5
SALE	6348	755.5
SALE	707	755.5
SALE	2516	755.5
SALE	2753	755.5
SALE	5740	755.5
SALE	679	755.5
SALE	100	755.5
PURCHASE	126156	755.628369
SALE	126156	755.628369
PURCHASE	1002	756
PURCHASE	100	756
PURCHASE	1388	756
PURCHASE	2294	756
PURCHASE	3356	756
PURCHASE	7502	756
PURCHASE	2369	756
PURCHASE	9	756
PURCHASE	41	756

PURCHASE	16064	756
PURCHASE	5000	756
PURCHASE	2280	756
PURCHASE	1656	756
SALE	651	756
SALE	4459	756
SALE	2162	756
SALE	2566	756
SALE	2586	756
SALE	3000	756
SALE	3927	756
SALE	34061	756
SALE	678	756
SALE	9268	756
SALE	688	756
SALE	16064	756
SALE	148	756
SALE	3000	756
PURCHASE	109927	756.046149
SALE	109927	756.046149
PURCHASE	2381	756.5
PURCHASE	4522	756.5
PURCHASE	4163	756.5
PURCHASE	841	756.5
PURCHASE	1548	756.5
PURCHASE	1635	756.5
PURCHASE	653	756.5
PURCHASE	596	756.5
PURCHASE	5000	756.5
PURCHASE	100	756.5
PURCHASE	3000	756.5
PURCHASE	689	756.5
PURCHASE	100	756.5
PURCHASE	1140	756.5
PURCHASE	996	756.5
SALE	4522	756.5
SALE	3000	756.5
SALE	5179	756.5
PURCHASE	5640	757
PURCHASE	531	757
PURCHASE	61	757
PURCHASE	6100	757
PURCHASE	100	757
PURCHASE	2460	757
PURCHASE	1000	757
PURCHASE	100	757
PURCHASE	5440	757
PURCHASE	660	757
PURCHASE	2000	757
PURCHASE	1840	757
PURCHASE	300	757
PURCHASE	84	757
PURCHASE	5000	757
SALE	20000	757
PURCHASE	307	757.5
PURCHASE	1139	757.5
PURCHASE	944	757.5
SALE	270	758
SALE	2000	758
SALE	1607	758
SALE	3000	758
SALE	4314	758
SALE	601	758
SALE	6715	758.5
SALE	4393	758.5

SALE	756	758.5
SALE	2415	759

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	28 JUNE 2006
Contact name	JOSEPH EVANS

Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:25 28-Jun-06
Number	2944F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	27 JUNE 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
182,831	7.5900 GBP	7.5116 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
255,201	7.57 GBP	7.5137 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	75,000	7.5137 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Date of disclosure	28 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:50 28-Jun-06
Number	2976F

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	*Merrill* Lynch International
Date of disclosure	28 June 2006
Date of dealing	27 June 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

27 June 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	27/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
2,047,676	GBP 15.82	GBP 15.77
Total number of securities sold	**Highest price received**	**Lowest price received**
34,732	GBP 15.80	GBP 15.78

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**
CFD	Long	2,010,177	GBP15.82

(c) Options transactions in respect of existing securities

Product name	**Writing, selling,**	**Number of securities under**	**Exercise price**	**Type, e.g. American,**	**Type, e.g. American,**	**Option money**

eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	28/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	27/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
39,771	GBP 10.03	GBP 9.97

Total number of securities sold	Highest price received	Lowest price received
30,300	GBP 10.03	GBP 10.02

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which

any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	28/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	27/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
63,430	GBP 7.59	GBP 7.49

Total number of securities sold	Highest price received	Lowest price received
60,383	GBP 7.56	GBP 7.52

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	28/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END



London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	12:20 28-Jun-06
Number	3013F

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	27/06/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	12173722	2.50634		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	12173722	2.50634	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	9674	7.55
SELL	1167	7.52

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	28/06/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc All rights reserved

Company	Mondrian Investment Partners Ltd
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	12:32 28-Jun-06
Number	3019F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Mondrian Investment Partners Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Boots Group Plc Ordinary Shares
Date of dealing	27 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	31,690,540	6.524%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	31,690,540	6.524%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	65,569	£7.538

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	28 June 2006
Contact name	Clark Simpson
Telephone number	

0207 477 7010

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc All rights reserved

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	12:52 28-Jun-06
Number	3059F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	26/06/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,696,235	7.349%		
(2) Derivatives (other than options)			35,301	0.007%
(3) Options and agreements to purchase/sell				
Total	35,696,235	7.349%	35,301	0.007%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	2,800	758.00p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	28/06/06
Contact name	Andrea Rowe

Telephone number 020 7658 2521

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,288 Ordinary shares	802.79p	European	08/08/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:55 28-Jun-06
Number	3061F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	27 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
169,139	7.6250	7.5200

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
292,742	7.5750	7.5150

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	105,602	7.5339
CFD	Long	24,159	7.5458
CFD	Short	1,956	7.5361
CFD	Short	4,202	7.5361

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	28 June 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:59 28-Jun-06
Number	3064F

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	27 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities	224,006 (0.046%)		
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	224,006 (0.046%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			654 (0.0001%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		654 (0.0001%)

(c) **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	458	7.5550
Buy	42	7.5550
Buy	986	7.5550
Buy	178	7.5550
Buy	260	7.5600
Buy	194	7.5600
Buy	209	7.5650
Buy	360	7.5950
Buy	100	7.5950

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	**Details**	**Price per unit (if applicable)** (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	28 June 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END



London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Boots Group PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	14:52 28-Jun-06
Number	3170F

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Boots Group PLC

2) Name of shareholder having a major interest

Franklin Resources, Inc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York, Brussels	796,680
Bank of New York, London	774,962
JP Morgan Chase Bank	23,893,777
Citibank NA London	671,268
Clydesdale Bank PLC	404,773
Euroclear	27,406
HSBC	702,581
IXIS Investor Services	89,006
Mellon Bank	2,417,151
Merrill Lynch Intl. Ltd	799,286
Northern Trust Company, London	1,806,086
Northern Trust Company, Luxembourg	43,739
Royal Trust Corp of Canada	191,119
State Street Bank	6,295,947

38,913,781

5) Number of shares/amount of stock acquired

NA

6) Percentage of issued class

NA

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 37 7/39p

10) Date of transaction

N/A

11) Date company informed

Received 28th June 2006

12) Total holding following this notification

38,913,781

13) Total percentage holding of issued class following this notification

8.0116%

14) Any additional information

Notification received following holding going above 8%.

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification28th June 2006

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	15:24 28-Jun-06
Number	3187F

RNS Number:3187F
Franklin Resources Inc
28 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1) Franklin Resources, Inc.

Company dealt in Boots Group Plc

Class of relevant security to which the dealings being disclosed relate (Note 2) Ordinary

Date of dealing June 27, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,923,078	8.01%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,923,078	8.01%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	11,300	7.517 GBP
Sale	2,003	7.553 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	June 28, 2006
Contact name	Lori A. Weber
Telephone number	954-847-2283
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London *Stock* Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including *any prospectus*) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the *specified* countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Silchester International Inv.Ld
TIDM	
Headline	Rule 8.3- BOOTS PLC
Released	09:40 29-Jun-06
Number	3559F

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Silchester International Investors Limited
Company dealt in	BOOTS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	28th JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	24,862,117	5.12%	N/A
(2) Derivatives (other than options)	N/A		N/A
(3) Options and agreements to purchase/sell	N/A		N/A
Total	24,862,117	5.12%	N/A

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	250,000	763.0000 GBp

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note
N/A	N/A	N/A	N/A

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (
N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note
N/A	N/A	N/A

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)
N/A	N/A	N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refer(none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	29th JUNE 2006
Contact name	Alison Ravenscroft
Telephone number	020 – 7518 7105
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:39 29-Jun-06
Number	3620F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**28 June 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
105397	**7.6319 GBP**	**7.6245 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
3617	**7.62 GBP**	**7.62 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**100**	**7.6319 GBP**
CFD	**Long**	**176**	**7.6187 GBP**
CFD	**Long**	**176**	**7.6263 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing,**	**Number of securities to which the option**	**Exercise price**	**Type, e.g. American,**	**Expiry date**	**Opti paid**

	varying etc.	relates (Note 5)		European etc.		per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	29 June 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	Rule 8.3- (Boots Group Plc)
Released	11:08 29-Jun-06
Number	3671F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**28 June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	**Number (%)**
(1) Relevant securities	**6669960 (1.37%)**	**0 (0%)**
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	**6669960 (1.37%)**	**0 (0%)**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	**Number (%)**
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	121603	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere

none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**29 June 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:16 29-Jun-06
Number	3708F

FORM 38.5a (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5a OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	29 June 2006
Date of dealing	28 June 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

28 June 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	28/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
12,732	GBP 10.08	GBP 9.99
Total number of securities sold	**Highest price received**	**Lowest price received**
8,635	GBP 10.06	GBP 9.94

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name	Writing, selling,	Number of securities under	Exercise price	Type, e.g. American,	Type, e.g. American,	Option money

eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	29/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	28/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
431,650	GBP 7.63	GBP 7.48
Total number of securities sold	**Highest price received**	**Lowest price received**
431,593	GBP 7.63	GBP 7.55

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which

any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	29/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	28/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
36,465	GBP 15.79	GBP 15.78

Total number of securities sold	Highest price received	Lowest price received
2,239,821	GBP 16.02	GBP 15.78

(b) Derivatives transactions (other than options)

Product name,	Short/Long	Number of securities	Price per unit
Swap	Short	2,200,000	GBP15.81
Short CFD	Short	6,000	USD 28.65

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	29/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group
Released	11:32 29-Jun-06
Number	3737F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	28/06/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,721,344	7.354%		
(2) Derivatives (other than options)			35,301	0.007%
(3) Options and agreements to purchase/sell				
Total	35,721,344	7.354%	35,301	0.007%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	10,593	759.000p
Purchase	2,900	761.342p
Purchase	32,802	757.500p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 8 attached? (Note 9) YES

Date of disclosure 29/06/06

Contact name Andrea Rowe

Telephone number 020 7658 2521

If a connected EFM, name of offeree/offeror with which connected .

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,288 Ordinary shares	802.79p	European	08/08/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:04 29-Jun-06
Number	3781F

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	28 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	854,477	0.18%	243,040	0.05%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	854,477	0.18%	243,040	0.05%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	**Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	1011	752 pence
SALE	1234	753.5
PURCHASE	413	755
SALE	4228	755
SALE	309	755
SALE	1568	755.5
PURCHASE	617	756
PURCHASE	1824	756
SALE	1719	756
PURCHASE	107	756.5
PURCHASE	574	756.5
PURCHASE	773	756.5
SALE	2604	756.5
SALE	1235	756.5
SALE	2301	756.5
SALE	2723	756.5
SALE	2168	756.5
SALE	1361	756.5
SALE	826	756.5
SALE	2481	756.5
SALE	79	756.5
SALE	1548	756.5
PURCHASE	757	757
PURCHASE	690	757
PURCHASE	667	757
SALE	149	757
SALE	1746	757
SALE	2185	757
SALE	2000	757
SALE	1168	757
SALE	46	757
SALE	2776	757
SALE	5000	757
PURCHASE	1736	757.5
PURCHASE	13201	757.5
PURCHASE	1461	757.5
PURCHASE	832	757.5
PURCHASE	4560	757.5
PURCHASE	400	757.5
PURCHASE	2980	757.5
PURCHASE	12371	757.5
PURCHASE	830	757.5
PURCHASE	1065	757.5
PURCHASE	3266	757.5
PURCHASE	336	757.5
PURCHASE	3000	757.5
PURCHASE	608	757.5
SALE	4348	757.5
SALE	486	757.5
SALE	2000	757.5
SALE	5000	757.5
PURCHASE	3998	758
PURCHASE	3189	758
PURCHASE	100	758
PURCHASE	994	758
PURCHASE	1998	758
PURCHASE	1758	758
PURCHASE	4000	758
SALE	100	758
PURCHASE	1454	758.5
PURCHASE	544	758.5
PURCHASE	6000	758.5

SALE	4737	758.5
SALE	544	758.5
SALE	4156	758.5
SALE	4000	758.5
SALE	4000	758.5
SALE	2000	758.5
SALE	4000	758.5
SALE	4000	758.5
SALE	4042	758.5
SALE	1232	758.5
SALE	964	758.5
SALE	2000	758.5
PURCHASE	4497	759
SALE	163	759
SALE	1000	759
SALE	5793	759
SALE	2203	759
SALE	535	759
SALE	1818	759
PURCHASE	162420	759.465651
SALE	162420	759.465651
PURCHASE	13166	759.5
PURCHASE	7152	759.5
PURCHASE	75000	759.5
SALE	311	759.5
SALE	8000	759.5
SALE	1212	759.5
SALE	710	759.5
SALE	2871	759.5
SALE	6542	759.5
SALE	8484	759.5
SALE	3351	759.5
SALE	200	759.5
SALE	354	759.5
SALE	795	759.5
SALE	5425	759.5
SALE	1115	759.5
SALE	3072	759.5
SALE	4689	759.5
SALE	126	759.5
SALE	2000	759.5
SALE	5425	759.5
SALE	13166	759.5
SALE	7152	759.5
SALE	75000	759.5
PURCHASE	165259	759.630447
SALE	165259	759.630447
PURCHASE	530	760
PURCHASE	537	760
PURCHASE	1163	760
PURCHASE	4013	760
SALE	3493	760
PURCHASE	1000	760.5
PURCHASE	6000	760.5
PURCHASE	1000	760.5
PURCHASE	700	760.5
PURCHASE	1174	760.5
PURCHASE	5185	760.5
PURCHASE	4709	760.5
PURCHASE	34545	760.727056
SALE	34545	760.727056
PURCHASE	704	761
PURCHASE	1712	761
PURCHASE	6575	761
PURCHASE	700	761

SALE	2168	761
SALE	704	761
SALE	1000	761
SALE	988	761
SALE	1976	761
SALE	4100	761
SALE	2000	761
SALE	204	761
SALE	3056	761
SALE	4100	761
SALE	2136	761
SALE	2047	761
SALE	700	761
SALE	2947	761
PURCHASE	6660	761.5
PURCHASE	500	761.5
PURCHASE	5099	761.5
PURCHASE	1100	761.5
SALE	1991	761.5
SALE	957	761.5
SALE	1209	761.5
SALE	1324	761.5
SALE	2630	761.5
SALE	1000	761.5
SALE	100	761.5
SALE	4413	761.5
SALE	5100	761.5
SALE	1	761.5
SALE	2900	761.5
PURCHASE	26396	761.52614
SALE	26396	761.52614
PURCHASE	4084	762
PURCHASE	897	762
PURCHASE	716	762
PURCHASE	1672	762
SALE	2658	762
PURCHASE	5075	762.5
PURCHASE	960	762.5
PURCHASE	300	762.5
PURCHASE	173	762.5
PURCHASE	1251	762.5
PURCHASE	451	762.5
PURCHASE	611	762.5
PURCHASE	1511	762.5
PURCHASE	1275	762.5
PURCHASE	338	762.5
PURCHASE	9	762.5
PURCHASE	18	762.5
PURCHASE	854	762.5
PURCHASE	10	762.5
PURCHASE	8796	762.5
PURCHASE	8748	762.5
SALE	1900	762.5
SALE	45	762.5
SALE	35	762.5
SALE	3193	762.5
SALE	1440	762.5
SALE	2000	762.5
SALE	611	762.5
SALE	19	762.5
SALE	1143	762.5
SALE	227	762.5
SALE	3186	762.5
SALE	4233	762.5
SALE	1394	762.5

SALE	451	762.5
SALE	2000	762.5
SALE	3200	762.5
SALE	503	762.5
PURCHASE	4379	763
PURCHASE	4754	763
PURCHASE	3621	763
PURCHASE	229	763
PURCHASE	2068	763
PURCHASE	2532	763
PURCHASE	1130	763
SALE	1000	763
SALE	3559	763
SALE	1387	763
SALE	444	763
SALE	156	763
SALE	3641	763.5
SALE	1299	763.5
SALE	1224	763.5
SALE	1224	763.5
SALE	3192	763.5
SALE	1682	764

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	29 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:06 29-Jun-06
Number	3786F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	28 JUNE 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
258,649	7.6316 GBP	7.5364 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
67,897	7.6200 GBP	7.5900 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	50,000	7.6136 GBP
CFD	LONG	250,000	7.6205 GBP
CFD	LONG	5,000	7.5364 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

option
relates
(Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Date of disclosure	29 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	Newton Investment Management Ltd
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	12:11 29-Jun-06
Number	3790F

RNS Number:3790F
Newton Investment Management Ltd
29 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 0.37179482
Date of dealing	28 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,242,192	1.70		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,242,192	1.70		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,035	7.605

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

..

..

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	29 June 2006
Contact name	Barry Smalls
Telephone number	0207 163 2251

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	13:12 29-Jun-06
Number	3884F

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	28/06/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	12176024	2.50681		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	12176024	2.50681	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	2302	7.61

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	29/06/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:

The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	13:45 29-Jun-06
Number	3924F

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	28 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities	230,461 (0.047%)		
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	230,461 (0.047%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			654 (0.0001%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		654 (0.0001%)

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	417	7.6000
Buy	281	7.6050
Buy	250	7.6250
Buy	950	7.6250
Buy	336	7.6250
Buy	1325	7.6250
Buy	402	7.6250
Buy	206	7.6250
Buy	156	7.6300
Buy	319	7.6300
Buy	159	7.6300
Buy	491	7.6300
Buy	250	7.6250
Buy	988	7.6250
Sell	75	7.6250

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	29 June 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	13:46 29-Jun-06
Number	3926F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	28 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
174,871	7.6300	7.5150

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note
491,183	7.6300	7.5795

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Long	8,677	7.6268
CFD	Short	307,130	7.5795
CFD	Short	65	7.6260
CFD	Short	440	7.6260

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	29 June 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Boots Group Plc)
Released	13:50 29-Jun-06
Number	3931F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management, L.P.**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**28 June 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long	Short
	Number (%)	**Number (%)**
(1) Relevant securities	**9199889 (1.89%)**	**0 (0%)**
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	**9199889 (1.89%)**	**0 (0%)**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	**Number (%)**
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	203783	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere

none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**29 June 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Silchester International Inv.Ld
TIDM	
Headline	Rule 8.3- BOOTS PLC
Released	16:27 29-Jun-06
Number	4129F

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Silchester International Investors Limited**
Company dealt in	**BOOTS PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORDINARY**
Date of dealing	**29th JUNE 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	24,690,117	5.08%	N/A
(2) Derivatives (other than options)	N/A		N/A
(3) Options and agreements to purchase/sell	N/A		N/A
Total	24,690,117	5.08%	N/A

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	172,000	766.9600 GBp

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note
N/A	N/A	N/A	N/A

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (
N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note
N/A	N/A	N/A

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)
N/A	N/A	N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**29th JUNE 2006**
Contact name	**Alison Ravenscroft**
Telephone number	**020 – 7518 7105**
If a connected EFM, name of offeree/offeror with which connected	**N/A**
If a connected EFM, state nature of connection (Note 10)	**N/A**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	16:39 29-Jun-06
Number	4131F

RNS Number:4131F
Franklin Resources Inc
29 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	JUNE 28, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	39,095,178	8.05%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	39,095,178	8.05%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	172,100	7.550 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	JUNE 29,2006
Contact name	LORI A. WEBER
Telephone number	954-847-2283
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc All rights reserved



Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:26 30-Jun-06
Number	4546F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	29 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
122943	7.865 GBP	7.6773 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
36277	7.8767 GBP	7.5143 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	600	7.8426 GBP
CFD	Short	300	7.8426 GBP
CFD	Short	83200	7.8417 GBP
CFD	Long	7450	7.8417 GBP
CFD	Long	440	7.7816 GBP
CFD	Long	440	7.8414 GBP
CFD	Long	101680	13.8648 USD
CFD	Short	2600	7.8385 GBP
CFD	Short	2284	7.7935 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	30 June 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure - Amendment
Released	11:28 30-Jun-06
Number	4551F

FORM 38.5(a)

AMENDMENT – Due to late booked transactions, the disclosure made on 29 June 2006, for trading on 28 June 2006 is being updated.
Total purchases originally disclosed, 105,397 shares, has been updated to total purchases, 110,225 shares

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**28 June 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
110225	**7.6319 GBP**	**7.6014 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
3617	**7.62 GBP**	**7.62 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**100**	**7.6319 GBP**
CFD	**Long**	**176**	**7.6187 GBP**
CFD	**Long**	**176**	**7.6263 GBP**
CFD	**Short**	**4828**	**7.6014 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	30 June 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Free annual report

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group plc
Released	11:42 30-Jun-06
Number	4592F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.3717948
Date of dealing	29 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	6,001,134	1.236%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	6,001,134	1.236%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	145,000	GBP7.832500
SALE	185,810	GBP7.816602
PURCHASE	145,000	GBP7.832500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	30 JUNE 2006
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc All rights reserved

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:12 30-Jun-06
Number	4645F

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	30 June 2006
Date of dealing	29 June 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

29 June 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	29/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
16,255	GBP 15.83	GBP 15.80
Total number of securities sold	**Highest price received**	**Lowest price received**
16,255	GBP 15.83	GBP 15.79

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name	**Writing, selling,**	**Number of securities under**	**Exercise price**	**Type, e.g. American,**	**Type, e.g. American,**	**Option money**

eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	30/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	29/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
11,510	GBP 10.37	GBP 10.07
Total number of securities sold	Highest price received	Lowest price received
8,663	GBP 10.36	GBP 10.07

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which

any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	30/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	29/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
778,831	GBP 7.87	GBP 7.62

Total number of securities sold	Highest price received	Lowest price received
1,075,864	GBP 7.87	GBP 7.68

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	30/06/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END


Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:15 30-Jun-06
Number	4651F

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	29 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	473,823	0.10%	375,733	0.08%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	473,823	0.10%	375,733	0.08%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	**Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	1021	763 pence
PURCHASE	1963	763
PURCHASE	40	763
PURCHASE	205	763
PURCHASE	2984	763
PURCHASE	1945	763
PURCHASE	1839	763
PURCHASE	6411	763
PURCHASE	8250	763
PURCHASE	2667	763
PURCHASE	86	763
PURCHASE	7668	763
PURCHASE	4965	763
SALE	2001	765
SALE	1690	765
SALE	2723	766
SALE	4894	766
PURCHASE	3777	766.5
PURCHASE	1619	766.5
PURCHASE	1711	766.5
PURCHASE	143	766.5
PURCHASE	1257	766.5
PURCHASE	400	767
PURCHASE	3051	767
SALE	2370	767.5
PURCHASE	1801	768
PURCHASE	87	768
PURCHASE	2283	768
SALE	5842	768.5
SALE	1800	769
SALE	1099	769
SALE	2911	769
SALE	733	769
SALE	783	769.5
SALE	1228	769.5
SALE	2202	769.5
SALE	1332	769.5
SALE	1344	769.5
PURCHASE	3959	770
PURCHASE	3000	771.5
PURCHASE	1000	771.5
PURCHASE	1500	771.5
PURCHASE	188	771.5
SALE	3813	771.5
SALE	1913	771.5
SALE	790	772.5
SALE	1297	773
SALE	454	773
SALE	4500	773
SALE	1500	773
SALE	863	773.5
SALE	9640	773.5
SALE	1500	773.5
SALE	1500	773.5
SALE	288	773.5
SALE	8554	773.5
SALE	1835	774.5
PURCHASE	799	775.5
PURCHASE	533	775.5
PURCHASE	85	776
PURCHASE	1745	776
PURCHASE	1500	776

SALE	4710	776
SALE	1600	776.5
SALE	7044	776.5
SALE	2238	777
SALE	58	777
SALE	1004	777
SALE	185	777
SALE	1075	777
SALE	2730	777
SALE	5624	777.5
PURCHASE	6945	778
PURCHASE	1000	778
PURCHASE	3755	778
PURCHASE	939	778
PURCHASE	1000	778
PURCHASE	49811	778.05828
SALE	49811	778.05828
PURCHASE	49811	778.529271
SALE	49811	778.529271
PURCHASE	4669	779
PURCHASE	1800	779
PURCHASE	1500	779
SALE	2192	780
SALE	2314	780
PURCHASE	5330	780.5
PURCHASE	2700	780.5
PURCHASE	2458	780.5
PURCHASE	256	780.5
PURCHASE	2000	780.5
SALE	4707	780.5
SALE	1412	780.5
SALE	1600	780.5
SALE	2700	780.5
PURCHASE	329877	780.524549
SALE	329877	780.524549
PURCHASE	335771	780.971028
SALE	335771	780.971028
PURCHASE	6119	781
PURCHASE	2769	781
PURCHASE	2769	781
PURCHASE	1000	781
PURCHASE	8000	781
SALE	1218	781
SALE	3259	781
SALE	1400	781
SALE	774	781
SALE	2526	781
SALE	2128	781
PURCHASE	1628	781.5
PURCHASE	5662	781.5
PURCHASE	286	781.5
PURCHASE	420	781.5
SALE	1526	781.5
SALE	3000	781.5
PURCHASE	80000	781.985
SALE	380000	781.985
SALE	80000	781.985
PURCHASE	2140	782
PURCHASE	1000	782
SALE	2039	782
SALE	3853	782
SALE	1785	782
SALE	901	782
SALE	314	782
SALE	3132	782

SALE	699	782
SALE	1155	782
SALE	532	782
SALE	6505	782
SALE	1765	782
SALE	653	782
SALE	3864	782
PURCHASE	815	782.5
PURCHASE	1200	782.5
PURCHASE	3000	782.5
PURCHASE	8023	782.5
PURCHASE	4756	782.5
PURCHASE	5360	782.5
SALE	1133	782.5
SALE	1252	782.5
SALE	1561	782.5
SALE	12779	782.5
SALE	500	782.5
SALE	3213	782.5
SALE	3105	782.5
SALE	3428	782.5
SALE	1110	782.5
SALE	100	782.5
SALE	479	782.5
SALE	100	782.5
SALE	2000	782.5
SALE	2369	782.5
SALE	4397	782.5
SALE	3900	782.5
SALE	2606	782.5
SALE	1876	782.5
PURCHASE	1178	783
PURCHASE	1500	783
PURCHASE	8000	783
PURCHASE	1400	783
PURCHASE	5517	783
PURCHASE	586	783
PURCHASE	3300	783
PURCHASE	1241	783
PURCHASE	1000	783
PURCHASE	5500	783
PURCHASE	4500	783
PURCHASE	773	783
PURCHASE	4247	783
PURCHASE	400	783
PURCHASE	7351	783
SALE	1337	783
SALE	2160	783
SALE	2006	783
SALE	1665	783
SALE	311	783
SALE	4373	783
SALE	7600	783
SALE	3564	783
SALE	7600	783
SALE	7600	783
SALE	1966	783
SALE	2956	783
SALE	44	783
SALE	1508	783
SALE	1492	783
PURCHASE	1332	783.5
PURCHASE	1500	783.5
PURCHASE	8179	783.5
PURCHASE	390	783.5

PURCHASE	500	783.5
PURCHASE	500	783.5
PURCHASE	500	783.5
PURCHASE	500	783.5
PURCHASE	500	783.5
PURCHASE	100	783.5
PURCHASE	2699	783.5
PURCHASE	3120	783.5
PURCHASE	2449	783.5
PURCHASE	1918	783.5
PURCHASE	3200	783.5
SALE	4894	783.5
SALE	1750	783.5
SALE	8553	783.5
SALE	25000	783.5
SALE	6000	783.5
SALE	1917	783.5
SALE	515	783.5
SALE	2900	783.5
SALE	2822	783.5
SALE	1836	783.5
SALE	2000	783.5
SALE	11990	783.5
SALE	2065	783.5
SALE	600	783.5
SALE	3491	783.5
SALE	1207	783.5
PURCHASE	12483	784
PURCHASE	272	784
PURCHASE	1700	784
PURCHASE	12755	784
PURCHASE	10358	784
PURCHASE	9932	784
PURCHASE	1094	784
PURCHASE	1729	784
SALE	12755	784
SALE	1907	784
SALE	1500	784
SALE	4646	784
SALE	3982	784
SALE	720	784
SALE	2054	784
SALE	1728	784
SALE	1602	784
SALE	4261	784
SALE	2130	784
SALE	1400	784
SALE	3300	784
SALE	4000	784
SALE	155	784
SALE	661	784
SALE	5000	784
SALE	100	784
SALE	463	784
SALE	3300	784
PURCHASE	117539	784.057333
SALE	117539	784.057333
PURCHASE	450	784.5
PURCHASE	550	784.5
PURCHASE	9078	784.5
PURCHASE	1500	784.5
PURCHASE	3100	784.5
PURCHASE	1150	784.5
PURCHASE	1050	784.5
SALE	426	784.5

SALE	1677	784.5
SALE	2600	784.5
SALE	1193	784.5
SALE	2668	784.5
SALE	325	784.5
SALE	4385	784.5
SALE	1400	784.5
SALE	12566	784.5
SALE	180	784.5
SALE	707	784.5
SALE	2800	784.5
SALE	3000	784.5
SALE	2456	784.5
SALE	2300	784.5
SALE	1483	784.5
SALE	1300	784.5
SALE	2000	784.5
SALE	2278	784.5
SALE	100	784.5
SALE	2583	784.5
SALE	3772	784.5
SALE	7804	784.5
SALE	2371	784.5
SALE	2664	784.5
SALE	3082	784.5
SALE	2664	784.5
SALE	3825	784.5
SALE	4218	784.5
SALE	29639	784.5
SALE	2606	784.5
SALE	100	784.5
SALE	200	784.5
SALE	1493	784.5
SALE	5000	784.5
SALE	1736	784.5
SALE	2459	784.5
PURCHASE	2375	785
PURCHASE	600	785
PURCHASE	10000	785
PURCHASE	1500	785
PURCHASE	606	785
PURCHASE	5409	785
PURCHASE	100	785
PURCHASE	7238	785
PURCHASE	5287	785
PURCHASE	2880	785
PURCHASE	1500	785
PURCHASE	2000	785
PURCHASE	2624	785
PURCHASE	100	785
PURCHASE	6749	785
PURCHASE	1203	785
PURCHASE	2050	785
PURCHASE	3263	785
PURCHASE	3447	785
PURCHASE	2647	785
PURCHASE	1123	785
PURCHASE	3447	785
SALE	1845	785
SALE	168	785
SALE	330	785
SALE	2697	785
SALE	1573	785
SALE	2606	785
SALE	1332	785

SALE	1128	785
SALE	2979	785
PURCHASE	1332	785.5
PURCHASE	144	785.5
PURCHASE	1854	785.5
PURCHASE	3999	785.5
PURCHASE	3278	785.5
PURCHASE	1100	785.5
SALE	1000	785.5
SALE	1281	785.5
SALE	1800	785.5
SALE	2363	785.5
SALE	1977	785.5
SALE	967	785.5
SALE	2000	785.5
PURCHASE	8221	786
SALE	7699	786
SALE	1822	786
PURCHASE	1150	786.5
PURCHASE	12000	786.5
PURCHASE	3240	786.5
PURCHASE	1866	786.5
PURCHASE	180	786.5
SALE	180	786.5

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	30 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc All rights reserved

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:22 30-Jun-06
Number	4664F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	29 JUNE 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
168,178	7.865 GBP	7.6453 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
18,464	7.8500 GBP	7.8000 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	LONG	150,000	7.6453 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

...

...

Date of disclosure	30 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Go to market news section

RECEIVED

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:41 30-Jun-06
Number	4684F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	29 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
133,095	7.8650	7.7676

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note
944,489	7.8650	7.7670

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Long	75972	7.8331
CFD	Short	1411	7.8452
CFD	Short	4233	7.8452
CFD	Short	20000	7.6789
CFD	Short	720400	7.8173

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	30 June 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:42 30-Jun-06
Number	4686F

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	29 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities	249,422 (0.051%)		
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	249,422 (0.051%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			654 (0.0001%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		654 (0.0001%)

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	429	7.6650
Buy	1150	7.8300
Buy	200	7.8350
Buy	850	7.8350
Buy	475	7.8350
Buy	150	7.8400
Buy	300	7.8400
Buy	350	7.8400
Buy	225	7.8400
Buy	300	7.8400
Buy	100	7.8400
Buy	375	7.8400
Buy	1207	7.8650
Buy	12850	7.8650

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	**Details**	**Price per unit (if applicable)** (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	30 June 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END



London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	13:27 30-Jun-06
Number	4728F

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	29/06/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	12170623	2.50570		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	12170623	2.50570	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	5401	7.87

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	30/06/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Free annual report 

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	14:39 30-Jun-06
Number	4819F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Schroders plc***
Company dealt in	**Boots Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary 37.17948p**
Date of dealing	**29/06/06**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,723,166	7.355%		
(2) Derivatives (other than options)			35,301	0.007%
(3) Options and agreements to purchase/sell				
Total	35,723,166	7.355%	35,301	0.007%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,822	786.00 p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	30/06/06
Contact name	Andrea Rowe

Telephone number 020 7658 2521

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,288 Ordinary shares	802.79p	European	08/08/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED

2006 OCT 26 A 9:52

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	14:41 30-Jun-06
Number	4820F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	Boots Group
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.37179482
Date of dealing	29 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,317,797	3.97%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	19,317,797	3.97%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,300	GBP 7.845
Purchase	26,056	GBP 7.8325

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..

..

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	30 June 2006
Contact name	Helen Lewis

Telephone number	**0207 528 6742**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Company Silchester International Inv.Ld
TIDM
Headline Rule 8.3- BOOTS PLC
Released 16:53 30-Jun-06
Number 5109F

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Silchester International Investors Limited**
Company dealt in	**BOOTS PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORDINARY**
Date of dealing	**30th JUNE 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities	**24,620,117**	**5.07%**	**N/A**
(2) Derivatives (other than options)	**N/A**		**N/A**
(3) Options and agreements to purchase/sell	**N/A**		**N/A**
Total	**24,620,117**	**5.07%**	**N/A**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	70,000	786.1800 GBp

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note
N/A	N/A	N/A	N/A

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (
N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note
N/A	N/A	N/A

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)
N/A	N/A	N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	30th JUNE 2006
Contact name	Alison Ravenscroft
Telephone number	020 – 7518 7105
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	17:12 30-Jun-06
Number	5072F

RNS Number:5072F
Franklin Resources Inc
30 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	JUNE 29, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	39,073,844	8.04%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	39,073,844	8.04%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	21,334	7.823 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure JUNE 30, 2006

Contact name LORI A. WEBER

Telephone number 954-847-2283

If a connected EFM, name of offeree/offeror with which connected N/A

If a connected EFM, state nature of connection (Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved